
13001659



SKYWORKS®

ANNUAL REPORT 2012

Notice of 2013 Annual Meeting and Proxy Statement


SKYWORKS

We are an innovator of high performance analog semiconductors. Leveraging core technologies, Skyworks offers diverse standard and custom linear products supporting automotive, broadband, cellular infrastructure, energy management, industrial, medical, military, networking, smartphone and tablet applications.



David J. Aldrich
President & Chief Executive Officer

Letter to Stockholders

Dear Stockholders,

As we close fiscal 2012, I am pleased to report that we continued to make strides towards solidifying Skyworks' position as a highly diversified analog semiconductor market leader. Through our product innovation, scale and strong customer relationships, we are capitalizing on explosive demand for connectivity across a growing number of consumer and mobile broadband platforms. Our solutions are increasingly at the heart of everything from smartphones to tablets to smart appliances, home security systems, satellites, medical sensors and hybrid vehicles.

The Market Opportunity — All Things Connected

As an enabler of all things connected, Skyworks is benefiting from, and in some ways facilitating, the transition to ubiquitous connectivity in some of the highest growth markets within the technology sector today. By every measure, mobile computing continues to advance on a global basis, slowly displacing traditional computers as consumers look for anytime, anywhere access. This has spurred a race to provide the next generation of leading-edge smartphones and tablets as a gateway for e-commerce, on-demand content, advertising, cloud-based services and social networking.

In high-growth markets like China, mobile broadband adoption is just beginning. Among China's top carriers, 3G still only comprises less than 20 percent of the total subscriber base, creating a significant growth driver over the next three to five years as 2G subscribers increasingly upgrade. A recent report from Barclays projects that in China alone 1.2 billion smartphones will be shipped through 2015, significantly more than the roughly 300 million in 2012.

This technology revolution is by no means limited to mobile. Demand for always on connectivity is becoming pervasive throughout a growing array of consumer electronic, home networking, smart grid and machine-to-machine applications. For example, just compare the number of connected devices in your own home today versus a couple of years ago—from smart appliances to smart thermostats to gaming devices, Blu-Ray® players, LED televisions and much more. According to Ericsson, it is estimated that over 50 billion connected devices will be shipped within the next decade.

Total Revenue
(Dollars in Millions)


$1,072
$1,419
$1,569
FY 10
FY 11
FY 12

Non-GAAP Earnings Per Share*
(In Dollars)


$1.26
$1.89
$1.90
FY 10
FY 11
FY 12

**Please see table on page 131 for a full reconciliation of non-GAAP results to GAAP results.*

Turning Complexity Into Breakthrough Simplicity

Along with this increasing demand for a seemingly endless range of devices that touch our everyday lives comes an unprecedented level of complexity. These high performance solutions must preserve battery life, increase data rates and solve signal interference problems while occupying minimal board space. Meeting these design challenges requires competencies in mixed-signal, analog and RF including signal transmission and conditioning, seamless handoffs between multiple standards, power management, voltage regulation, battery charging, filtering and tuning, among others. This complexity plays directly to Skyworks' strengths. We have experience in all core building blocks and specialized process technologies to deliver a complete system solution. We employ a global workforce of application and systems engineers who leverage our deep understanding of platform level requirements to deliver best-in-class solutions, thereby enabling our customers to focus on market demands and industrial design while we provide the complete analog system.

Growth Drivers

Looking ahead, our long-term prospects are very strong, with some notable growth drivers in place today. The proliferation of Long Term Evolution (LTE) bands in platforms being deployed across Europe, Asia and North America is resulting in more addressable content. We also see substantial growth opportunities in tablets, particularly with the recent introduction of smaller screen sizes and lower price points which many believe will drive a dramatic increase in adoption rates. In fact, according to Morgan Stanley, tablet shipments alone could reach more than 350 million units within the next few years.

We have dramatically increased our addressable content through an expanded product portfolio developed organically and through targeted acquisitions. In total, it is not uncommon for us to be pursuing $10 or more in addressable analog and RF content per mobile platform that now includes buck converters, LED camera flash drivers, diversity and antenna switches, antenna tuners and much more.

Finally, we have transformed our product mix toward highly customized solutions across diverse end markets. For example, we offer a portfolio of application-specific automotive devices including GPS receive modules, sensors, telematics, electronic transponders, diagnostic monitoring and collision-avoidance systems. The automobile itself is transforming into a networked hub with in-dash infotainment consoles, navigation, real-time traffic and other demand-based services through a

host of communications protocols. This is but one example of several markets that are moving in our direction and intersecting with our product portfolio and capabilities. We expect this underlying trend to fuel our total available market growth for years to come.

Highly Diversified

By design, we have positioned ourselves to be more immune to share shifts within our customer base and agnostic with respect to process technologies. We have intentionally broadened our addressable content with new products and expanded into new markets, allowing us to deliver more RF and analog solutions than ever before. At the same time, we have diversified beyond traditional power amplifiers to GPS, power management, lighting, display and tuning solutions, to name just a few. We are addressing a broader set of end use applications – with increasingly new opportunities in consumer products, home automation, automotive, military and medical. As a result, we are the supplier of choice with leading share positions at major mobile device OEMs and baseband partners, and are forging strong partnerships with new customers.

Operational Execution

In conjunction with diversifying our business, we continue to execute operationally. Our low cost structure and intense commitment to continuous improvement in yields, cycle times and utilization has enabled us to create a business model that drives expanding margins and increased profitability. Specifically, in fiscal 2012 we grew revenue to $1.569 billion and non-GAAP diluted earnings per share to $1.90. And given our strong cash flow from operations, we repurchased common stock and remained debt free. With the growth drivers that are in place, we believe Skyworks is well positioned to outperform our addressed markets and create shareholder value.

Looking Ahead

We are enthusiastic about 2013 and beyond. Trends in the broader analog market are moving in our favor as the demand for our solutions and the desire to "connect everything" continues to grow. We believe that our strategy of diversifying across customers and end markets, our expansion into new verticals and our laser focus on operational execution will serve us well as we position Skyworks to grow ahead of our peer group and deliver financial returns consistent with the best diversified analog players.

We would like to thank our employees for helping create a Skyworks legacy in which we are all proud to be a part, our customers who place their confidence and trust in us every day to solve their design challenges, and our shareholders for the incredible support provided to us on this exciting journey to enable all things connected.



David J. Aldrich
President and Chief Executive Officer

Executive Management



David J. Aldrich
President &
Chief Executive Officer



Bradley C. Byk
Senior Vice President,
Worldwide Sales



Bruce J. Freyman
Senior Vice President,
Worldwide Operations



Liam K. Griffin
Executive Vice President &
Corporate General Manager



Kenneth J. Huening
Vice President, Quality



George M. LeVan
Vice President,
Human Resources



Donald W. Palette
Vice President &
Chief Financial Officer



Thomas S. Schiller
Vice President,
Corporate Development



Mark V.B. Tremallo
Vice President,
General Counsel & Secretary

March 28, 2013

Dear Stockholder:

I am pleased to invite you to attend the 2013 annual meeting of stockholders of Skyworks Solutions, Inc. to be held at 2:00 p.m., local time, on Tuesday, May 7, 2013, at the Boston Marriott Burlington, 1 Burlington Mall Road, Burlington, Massachusetts (the "Annual Meeting"). We look forward to your participation in person or by proxy. The attached Notice of Annual Meeting of Stockholders and Proxy Statement describe the matters that we expect to be acted upon at the Annual Meeting.

If you plan to attend the Annual Meeting, please check the designated box on the enclosed proxy card. Or, if you utilize our telephone or Internet proxy submission methods, please indicate your plans to attend the Annual Meeting when prompted to do so. If you are a stockholder of record, you should bring the top half of your proxy card as your admission ticket and present it upon entering the Annual Meeting. If you are planning to attend the Annual Meeting and your shares are held in "street name" by your broker (or other nominee), you should ask the broker (or other nominee) for a proxy issued in your name and present it at the meeting.

Whether or not you plan to attend the Annual Meeting, and regardless of how many shares you own, it is important that your shares be represented at the Annual Meeting. Accordingly, we urge you to complete the enclosed proxy and return it to us promptly in the postage-prepaid envelope provided, or to complete and submit your proxy by telephone or via the Internet in accordance with the instructions on the proxy card. If you do attend the Annual Meeting and wish to vote in person, you may revoke a previously submitted proxy at that time by voting in person at the meeting.

Sincerely yours,



David J. McLachlan
Chairman of the Board

SKYWORKS SOLUTIONS, INC.

20 Sylvan Road
Woburn, MA 01801
(781) 376-3000

5221 California Avenue
Irvine, CA 92617
(949) 231-3000

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON TUESDAY, MAY 7, 2013

To the Stockholders of Skyworks Solutions, Inc.:

The 2013 annual meeting of stockholders of Skyworks Solutions, Inc., a Delaware corporation (the "Company"), will be held at 2:00 p.m., local time, on Tuesday, May 7, 2013, at the Boston Marriott Burlington, 1 Burlington Mall Road, Burlington, Massachusetts (the "Annual Meeting") to consider and act upon the following proposals:

1. To elect eight individuals nominated to serve as directors of the Company with terms expiring at the next annual meeting of stockholders and named in the Proxy Statement;

2. To approve the Company's Amended and Restated 2005 Long-Term Incentive Plan, as amended;

3. To approve, on an advisory basis, the compensation of the Company's named executive officers;

4. To ratify the selection by the Company's Audit Committee of KPMG LLP as the independent registered public accounting firm for the Company for fiscal year 2013; and

5. To transact such other business as may properly come before the Annual Meeting.

Only stockholders of record at the close of business on March 20, 2013, are entitled to notice of and to vote at the Annual Meeting. **To ensure your representation at the Annual Meeting, we urge you to submit a proxy promptly in one of the following ways whether or not you plan to attend the Annual Meeting**: (a) by completing, signing and dating the accompanying proxy card and returning it in the postage-prepaid envelope enclosed for that purpose; (b) by completing and submitting your proxy using the toll-free telephone number listed on the proxy card; or (c) by completing and submitting your proxy via the Internet by visiting the website address listed on the proxy card. The Proxy Statement accompanying this notice describes each of the items of business listed above in more detail. Our Board of Directors recommends: a vote "**FOR**" the election of the nominees for director named in Proposal 1 of this Proxy Statement; a vote "**FOR**" Proposal 2, the approval of the Amended and Restated 2005 Long-Term Incentive Plan, as amended; a vote "**FOR**" Proposal 3, the approval, on an advisory basis, of the compensation of the Company's named executive officers; and a vote **"FOR"** Proposal 4, ratifying the selection of KPMG LLP as the independent registered public accounting firm of the Company for the 2013 fiscal year.

By Order of the Board of Directors,



MARK V.B. TREMALLO
Vice President, General Counsel and Secretary

Woburn, Massachusetts
March 28, 2013

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SKYWORKS®

2013 PROXY STATEMENT

SKYWORKS SOLUTIONS, INC.

20 Sylvan Road
Woburn, MA 01801
(781) 376-3000

5221 California Avenue
Irvine, CA 92617
(949) 231-3000

PROXY STATEMENT

This Proxy Statement is being furnished in connection with the solicitation of proxies by the Board of Directors of Skyworks Solutions, Inc., a Delaware corporation ("Skyworks" or the "Company"), for the Company's annual meeting of stockholders to be held on Tuesday, May 7, 2013, at the Boston Marriott Burlington, 1 Burlington Mall Road, Burlington, Massachusetts at 2:00 p.m., local time, or at any adjournment or postponement thereof (the "Annual Meeting"). The Company's Annual Report, which includes financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operation for the fiscal year ended September 28, 2012, is being mailed together with this Proxy Statement to all stockholders of record entitled to vote at the Annual Meeting. This Proxy Statement and form of proxy are being first mailed to stockholders on or about March 28, 2013.

Only stockholders of record at the close of business on March 20, 2013 (the "Record Date") are entitled to notice of and to vote at the Annual Meeting. As of March 20, 2013, there were 191,147,441 shares of Skyworks' common stock issued and outstanding. Pursuant to Skyworks' Restated Certificate of Incorporation and By-laws, and applicable Delaware law, each share of common stock entitles the holder of record at the close of business on the Record Date to one vote on each matter considered at the Annual Meeting. As a stockholder of record, you may vote in one of the following three ways whether or not you plan to attend the Annual Meeting: (a) by completing, signing and dating the accompanying proxy card and returning it in the postage-prepaid envelope enclosed for that purpose, (b) by completing and submitting your proxy using the toll-free telephone number listed on the proxy card, or (c) by completing and submitting your proxy via the Internet at the website address listed on the proxy card. If you attend the Annual Meeting, you may vote in person at the Annual Meeting even if you have previously submitted your proxy by mail, telephone or via the Internet (and your vote at the Annual Meeting will automatically revoke your previously submitted proxy, although mere attendance at the meeting without voting in person will not have that result).

If your shares are held on your behalf by a third party such as your broker or another person or entity who holds shares of the Company on your behalf and for your benefit, which person or entity we refer to as a "nominee," and your broker (or other nominee) is the stockholder of record of such shares, then you are the beneficial owner of such shares and we refer to those shares as being held in "street name." As the beneficial owner of your "street name" shares, you are entitled to instruct your broker (or other nominee) as to how to vote your shares. Your broker (or other nominee) will provide you with information as to how you are able to instruct your broker (or other nominee) as to the voting of your "street name" shares.

If your shares are held in "street name," your broker (or other nominee) is required to vote those shares in accordance with your instructions. If you do not give instructions to your broker (or other nominee), your broker (or other nominee) will only be entitled to vote your shares with respect to "discretionary" matters, as described below, but will not be permitted to vote the shares with respect to "non-discretionary" matters. A "broker non-vote" occurs when your broker (or other nominee) submits a proxy for your shares (because the broker (or other nominee) has either received instructions from you on one or more proposals, but not all, or has not received instructions from you but is entitled to vote on a particular "discretionary" matter) but does not indicate a vote for a particular proposal because the broker (or other nominee) either does not have authority to vote on that proposal and has not received voting instructions from you or has discretionary authority on the proposal but chooses not to exercise it. "Broker non-votes" are not counted as votes for or against the proposal in question or as abstentions, nor are they

counted to determine the number of votes present for the particular proposal. We do, however, count "broker non-votes" for the purpose of determining a quorum for the Annual Meeting. If your shares are held in "street name" by your broker (or other nominee), please check the instruction card provided by your broker (or other nominee) or contact your broker (or other nominee) to determine whether you will be able to vote by telephone or via the Internet.

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted at the Annual Meeting. Proxies may be revoked by (a) delivering to the Secretary of the Company, before the taking of the vote at the Annual Meeting, a written notice of revocation bearing a later date than the proxy, (b) duly completing a later-dated proxy relating to the same shares and presenting it to the Secretary of the Company before the taking of the vote at the Annual Meeting, or (c) attending the Annual Meeting and voting there in person (although attendance at the Annual Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy should be delivered to the Company's principal executive offices at Skyworks Solutions, Inc., 20 Sylvan Road, Woburn, MA 01801, Attention: Secretary, or hand delivered to the Secretary of the Company, before the taking of the vote at the Annual Meeting.

The holders of a majority of the issued and outstanding stock of the Company present either in person or by proxy at the Annual Meeting constitutes a quorum for the transaction of business at the Annual Meeting. Shares that abstain from voting on any proposal and "broker non-votes" will be counted as shares that are present for purposes of determining whether a quorum exists at the Annual Meeting. If a broker non-vote occurs with respect to any shares of the Company's common stock on any matter, then those shares will be treated as not present and not entitled to vote with respect to that matter (even though those shares are considered entitled to vote for purposes of determining whether a quorum exists because they are entitled to vote on other matters) and will not be voted.

Under Proposal 1, you are being asked to consider eight nominees (all of our currently serving directors, except for Moiz M. Beguwala, who will not be standing for re-election) for election to our Board of Directors to serve until the 2014 annual meeting of stockholders and until their successors are elected and qualified or until their earlier resignation or removal. The number of directors constituting the full Board of Directors is currently fixed at nine. As a result, there will be one vacancy on the Board of Directors following the 2013 Annual Meeting, which the Board may, in its discretion, fill in the future. Pursuant to the Company's By-laws, directors are elected by a plurality vote of all votes cast for the election of directors at the Annual Meeting. As a result, under Proposal 1, the eight nominees for director who receive the most affirmative votes will be elected. Stockholders may not vote for a greater number of persons than the eight nominees named in this proxy statement. Stockholders will not be allowed to cumulate their votes in the election of directors. Because Proposal 1 constitutes an uncontested election of directors, it is *not* considered to be a "discretionary" matter for certain brokers. Consequently, those brokers are not authorized to vote "street name" shares in connection with Proposal 1 in the absence of instructions from the beneficial owner of such shares. If you hold shares in "street name" and do not provide specific instructions to your broker on how to vote some or all of your "street name" shares with respect to Proposal 1, your broker may not be able to vote those shares in its discretion and, in such case, a "broker non-vote" may occur. Broker non-votes will have no effect on the outcome of Proposal 1, *so please be sure to provide your broker or other nominee with your voting instructions so that your vote will be counted.* ***THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" EACH OF THE DIRECTOR NOMINEES IN PROPOSAL 1.***

The affirmative vote of a majority of the shares present in person, or represented by proxy at the Annual Meeting, and entitled to vote on such matter at the Annual Meeting, is required to approve Proposals 2 and 3. Proposals 2 and 3 are *not* considered to be "discretionary" matters for certain brokers. Consequently, those brokers are not authorized to vote "street name" shares in connection with Proposals 2 and 3 in the absence of instructions from the beneficial owner of such shares. If you hold shares in "street name" and do not provide specific instructions to your broker on how to vote some or all of your "street name" shares with respect to Proposals 2 and 3, your broker may not be able to vote those shares in its discretion and, in such case, a "broker non-vote" may occur. Broker non-votes will have no effect on the outcome of Proposals 2 and 3, *so please be sure to provide your*

broker or other nominee with your voting instructions so that your vote will be counted. Votes that are marked "ABSTAIN" are counted as present and entitled to vote with respect to Proposals 2 and 3 and will have the same impact as a vote that is marked "AGAINST" for purposes of Proposals 2 and 3. ***THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" PROPOSALS 2 and 3.***

The affirmative vote of a majority of the shares present in person, or represented by proxy at the Annual Meeting, and entitled to vote on such matter at the Annual Meeting, is required to approve Proposal 4. Proposal 4 involves a matter on which a broker (or other nominee) does have discretionary authority to vote and, as a result, if you do not instruct your broker (or other nominee) as to how you want to vote your shares, your broker (or other nominee) is entitled to vote your shares in its discretion. With respect to Proposal 4, a vote of "ABSTAIN" will have the same effect as a vote of "AGAINST." ***THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" PROPOSAL 4.***

If you beneficially own shares that are held in "street name" by your broker (or other nominee), we strongly encourage you to provide instructions to your broker (or other nominee) as to how to vote on the election of directors and all of the Proposals by signing, dating and returning to your broker (or other nominee) the instruction card provided by your broker (or other nominee).

An automated system administered by the Company's transfer agent tabulates the votes at the Annual Meeting. The vote on each matter submitted to stockholders will be tabulated separately.

The persons named as attorneys-in-fact in this Proxy Statement, David J. Aldrich and Mark V.B. Tremallo, were selected by the Board of Directors and are officers of the Company. Each executed proxy card returned by a stockholder of record or proxy vote recorded via telephone or the Internet by a stockholder of record in the manner provided for on the proxy card prior to the taking of the vote at the Annual Meeting will be voted. Where a choice has been specified in an executed proxy with respect to the matters to be acted upon at the Annual Meeting, the shares represented by the proxy will be voted in accordance with the choices specified. If no choices are indicated, proxies returned by holders of record will be voted "**FOR**" the election of the eight nominees for director named in Proposal 1 in this Proxy Statement, "**FOR**" the approval of the Company's Amended and Restated 2005 Long-Term Incentive Plan, as amended, "**FOR**" the approval, on an advisory basis, of the compensation of our named executive officers, and "**FOR**" the ratification of the selection of KPMG LLP as the independent registered public accounting firm of the Company for the 2013 fiscal year.

If you plan to attend the Annual Meeting, please be sure to indicate your intent to attend by checking the designated box on your proxy card if you are submitting a proxy via mail, or by indicating when prompted if you are submitting a proxy through either Skyworks' telephone or Internet proxy submission procedures. In either case, save the admission ticket attached to your proxy (the top half) and bring that with you to the Annual Meeting. If your shares are held in "street name" by your broker (or other nominee), you should consult your instruction card to determine how to indicate your intent to attend the Annual Meeting. If your instruction card does not provide any such indication, you should contact your broker (or other nominee) to determine what you will need to do to be able to attend and vote at the Annual Meeting. In order to be admitted to the Annual Meeting, you will need to present your admission ticket or the appropriate documentation from your broker (or other nominee), as well as provide a valid picture identification, such as a driver's license or passport.

Some brokers (or other nominees) may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of this Proxy Statement and our Annual Report may have been sent to multiple stockholders in your household. If you are a stockholder and your household or address has received only one Annual Report and one Proxy Statement, the Company will promptly deliver a separate copy of the Annual Report and the Proxy Statement to you, upon your written request to Skyworks Solutions, Inc., 5221 California Avenue, Irvine, CA 92617, Attention: Investor Relations, or oral request to Investor Relations at (949) 231-4700. If you would like to receive separate copies of our Annual Report and Proxy Statement in the

future, you should direct such request to your broker (or other nominee). Even if your household or address has received only one Annual Report and one Proxy Statement, a separate proxy card should have been provided for each stockholder account. Each individual proxy card should be signed, dated, and returned in the enclosed postage-prepaid envelope (or completed and submitted by telephone or via the Internet, as described on the proxy card). If your household has received multiple copies of our Annual Report and Proxy Statement, you can request the delivery of single copies in the future by contacting your broker (or other nominee), or the Company at the address or telephone number above.

If you are a participant in the Skyworks 401(k) Savings and Investment Plan, you will receive an instruction card for the Skyworks shares you own through the 401(k) Plan. That instruction card will serve as a voting instruction card for the trustee of the 401(k) Plan, and your 401(k) Plan shares will be voted as you instruct.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on May 7, 2013

The Proxy Statement and the Company's Annual Report are available at *www.skyworksinc.com/annualreport.*

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

To the Company's knowledge, the following table sets forth the beneficial ownership of the Company's common stock as of March 15, 2013, by the following individuals or entities: (i) each person or entity who beneficially owns 5% or more of the outstanding shares of the Company's common stock as of March 15, 2013; (ii) the Named Executive Officers (as defined herein under the heading *"Compensation Tables for Named Executive Officers"*); (iii) each director and nominee for director; and (iv) all current executive officers and directors of the Company, as a group.

Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission, is not necessarily indicative of beneficial ownership for any other purpose, and does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares. As of March 15, 2013, there were 191,143,316 shares of Skyworks common stock issued and outstanding.

In computing the number of shares of Company common stock beneficially owned by a person and the percentage ownership of that person, shares of Company common stock that are subject to stock options or other rights held by that person that are currently exercisable or that will become exercisable within sixty (60) days of March 15, 2013, are deemed outstanding. These shares are not, however, deemed outstanding for the purpose of computing the percentage ownership of any other person.

Names and Addresses of Beneficial Owners(1)	Number of Shares Beneficially Owned(2)	Percent of Class
FMR LLC	19,105,443(3)	9.99%
BlackRock, Inc.	12,867,675(4)	6.73%
David J. Aldrich	1,245,797(5)	(*)
Kevin L. Beebe	154,500	(*)
Moiz M. Beguwala	118,855	(*)
Bruce J. Freyman	198,431(5)	(*)
Timothy R. Furey	67,000	(*)
Liam K. Griffin	157,966(5)	(*)
Balakrishnan S. Iyer	76,582	(*)
Thomas C. Leonard	64,807	(*)
David P. McGlade	139,500	(*)
David J. McLachlan	82,100	(*)
Donald W. Palette	211,055(5)	(*)
Robert A. Schriesheim	109,500	(*)
All current directors and executive officers as a group (14 persons)	2,856,426(5)	1.48%

* Less than 1%

(1) Unless otherwise set forth in the following notes, each person's address is the address of the Company's principal executive offices at Skyworks Solutions, Inc., 20 Sylvan Road, Woburn, MA 01801, and stockholders have sole voting and sole investment power with respect to the shares, except to the extent such power may be shared by a spouse or otherwise subject to applicable community property laws.

(2) Includes the number of shares of Company common stock subject to stock options held by that person that are currently exercisable or will become exercisable within sixty (60) days of March 15, 2013 (the "Current Options"), as follows: Mr. Aldrich — 787,500 shares under Current Options; Mr. Beebe — 105,000 shares under Current Options; Mr. Beguwala — 60,000 shares under Current Options; Mr. Freyman — 117,500 shares under Current Options; Mr. Furey — 30,000 shares under Current Options; Mr. Griffin — 71,250 shares under Current Options; Mr. Iyer — 21,000 shares under Current Options; Mr. Leonard — 3,750 shares

under Current Options; Mr. McGlade — 90,000 shares under Current Options; Mr. McLachlan — 30,000 shares under Current Options; Mr. Palette — 108,750 shares under Current Options; Mr. Schriesheim — 60,000 shares under Current Options; current directors and executive officers as a group (14 persons) — 1,585,250 shares under Current Options.

(3) Consists of shares beneficially owned by FMR LLC, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as a result of its sole ownership of Fidelity Management & Research Company ("Fidelity Research") and indirect ownership of Pyramis Global Advisors Trust Company ("PGATC"). Fidelity Research, an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, is the beneficial owner of 18,317,027 shares as a result of acting as investment advisor to various investment companies registered under Section 8 of the Investment Company Act of 1940 that hold the shares. Edward C. Johnson 3d and FMR LLC, through its control of Fidelity Research, and the Fidelity Funds each have sole power to dispose of the 18,317,027 shares owned by the funds. Neither FMR LLC nor Edward C. Johnson 3d, Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees. PGATC, an indirect wholly-owned subsidiary of FMR LLC and a bank as defined in Section 3(a)(6) of the Exchange Act, is the beneficial owner of 267,674 shares as a result of its serving as investment manager of institutional accounts owning such shares. Edward C. Johnson 3d and FMR LLC, through its control of PGATC, each has sole voting and dispositive power over 267,674 shares owned by institutional accounts managed by PGATC. Strategic Advisers, Inc., a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 389 shares as a result of acting as an investment adviser to various individuals. FIL Limited ("FIL") and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors. FIL, which is a qualified institution under Rule 13d-1(b)(1)(ii), is the beneficial owner of 520,353 shares. Partnerships controlled predominantly by members of the family of Edward C. Johnson 3d, Chairman of FMR LLC and FIL, or trusts for their benefit, own shares of FIL voting stock. While the percentage of total voting power represented by these shares may fluctuate as a result of changes in the total number of shares of FIL voting stock outstanding from time to time, it normally represents more than 25% and less than 50% of the total votes which may be cast by all holders of FIL voting stock. FMR LLC and FIL are separate and independent corporate entities, and their Boards of Directors are generally composed of different individuals. Of the shares beneficially owned, FMR LLC has sole voting power with respect to 788,416 shares and sole dispositive power with respect to 19,105,443 shares. The address of Fidelity Research, Fidelity Trust and Strategic Advisers, Inc. is 82 Devonshire Street, Boston, MA 02109. The address of PGATC is 900 Salem Street, Smithfield, Rhode Island, 02917. With respect to the information relating to the FMR, LLC and its affiliated entities, the Company has relied on information supplied by FMR LLC on a Schedule 13G/A filed with the SEC on February 14, 2013.

(4) Consists of shares beneficially owned by Blackrock, Inc. ("Blackrock") in its capacity as a parent holding company of various subsidiaries under Rule 13d-1(b)(1)(ii)(G). In a filing made by Blackrock on January 30, 2013, Blackrock reported that, in its capacity as a parent holding company or control person, it has sole power to vote and dispose of 12,867,675 shares which are held by the following of its subsidiaries: BlackRock Advisors, LLC, BlackRock Financial Management, Inc., BlackRock Investment Management, LLC, BlackRock Life Limited, BlackRock Asset Management Australia Limited, BlackRock Asset Management Canada Limited, BlackRock Asset Management Ireland Limited, BlackRock (Singapore) Limited, BlackRock Advisors (UK) Limited, BlackRock Fund Advisors, BlackRock International Limited, BlackRock Institutional Trust Company, N.A., BlackRock Japan Co. Ltd. and BlackRock Investment Management (UK) Limited.

(5) Includes shares held in the Company's 401(k) Savings and Investment Plan as of March 15, 2013.

PROPOSALS TO BE VOTED ON

PROPOSAL 1

ELECTION OF DIRECTORS

Under this Proposal 1, you are being asked to consider eight nominees for election to our Board of Directors (all of our currently serving directors, except for Moiz M. Beguwala, who will not be standing for re-election) to serve until the 2014 annual meeting of stockholders and until their successors are elected and qualified or until their earlier resignation or removal. The number of directors constituting the full Board of Directors is currently fixed at nine. As a result, there will be one vacancy on the Board of Directors following the Annual Meeting, which the Board may, in its discretion, fill in the future.

The names of the eight nominees for election as directors, their current positions and offices, the year such nominee was first elected a director of the Company and their board committee memberships are set forth in the table below. All of such nominees are current Skyworks directors. Each nominee for election has agreed to serve if elected, and the Board of Directors knows of no reason why any nominee should be unable or unwilling to serve. If a nominee is unable or unwilling to serve, the attorneys-in-fact named in this Proxy Statement will vote any shares represented at the meeting by proxy for the election of another individual nominated by the Board of Directors, if any. No nominee or executive officer is related by blood, marriage or adoption to any other director, nominee or executive officer. No arrangements or understandings exist between any director or person nominated for election as a director and any other person pursuant to which such person is to be selected as a director or nominee for election as a director.

Nominee's or Director's Name (First Year of Service as a Director)	Position(s) with the Company
David J. Aldrich (2000)	President, Chief Executive Officer and Director
Kevin L. Beebe (2004)(1)(2)	Non-Employee Director
Timothy R. Furey (1998)(2)(3)	Non-Employee Director
Balakrishnan S. Iyer (2002)(1)(3)	Non-Employee Director
David J. McLachlan (2000)(1)(3)	Non-Employee Director and Chairman of the Board
Thomas C. Leonard (1996)	Non-Employee Director
David P. McGlade (2005)(2)(3)	Non-Employee Director
Robert A. Schriesheim (2006)(1)(2)	Non-Employee Director

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

(3) Member of the Nominating and Corporate Governance Committee

Immediately below this proposal is biographical information about each of the director nominees, as well as the Company's other executive officers, including information regarding each director's and nominee's business experience for the past five years, and the names of other public companies for which each director or nominee has served as a director during the past five years. The information presented below regarding the specific experience, qualifications, attributes and skills of each director and nominee led our Nominating and Corporate Governance Committee and our Board of Directors to conclude that he should serve as a director. In addition, we believe that all of our current directors and nominees have integrity, business acumen, good judgment, knowledge of our business and industry, experience in one or more areas relevant to our business and strategy, and the willingness to devote the time needed to be an effective director.

Directors are elected by a plurality of all votes cast for the election of directors at the meeting. As a result, under Proposal 1, the eight nominees for director who receive the most votes will be elected. Shares represented by

all proxies received by the Board of Directors that are properly completed, but do not specify a choice as to the election of directors and are not marked as to withhold authority to vote for the nominees, will be voted **FOR** the election of all eight of the nominees.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "*FOR*" THE EIGHT NOMINEES IN PROPOSAL 1

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth for each director who will be standing for re-election at the Annual Meeting and each executive officer of the Company his position with the Company as of March 15, 2013:

Name	Title
David J. McLachlan	Chairman of the Board
David J. Aldrich	President, Chief Executive Officer and Director
Kevin L. Beebe	Director
Timothy R. Furey	Director
Balakrishnan S. Iyer	Director
Thomas C. Leonard	Director
David P. McGlade	Director
Robert A. Schriesheim	Director
Donald W. Palette	Vice President and Chief Financial Officer
Liam K. Griffin	Executive Vice President and Corporate General Manager
Bruce J. Freyman	Senior Vice President, Worldwide Operations
Mark V.B. Tremallo	Vice President, General Counsel and Secretary
George M. LeVan	Vice President, Human Resources

Directors

David J. McLachlan, age 74, has been a director since 2000 and Chairman of the Board since May 2008. Mr. McLachlan served as a senior advisor to the Chairman and Chief Executive Officer of Genzyme Corporation (a publicly traded biotechnology company) from 1999 to 2004. He also was the Executive Vice President and Chief Financial Officer of Genzyme from 1989 to 1999. Prior to joining Genzyme, Mr. McLachlan served as Vice President and Chief Financial Officer of Adams-Russell Company (an electronic component supplier and cable television franchise owner). Mr. McLachlan also serves on the Board of Directors of Dyax Corp. (a publicly traded biotechnology company) and Deltagen, Inc. (a publicly traded provider of drug discovery tools and services to the biopharmaceutical industry).

We believe that Mr. McLachlan, the current Chairman of the Board, is qualified to serve as a director because he possesses a broad range of business experience as a result of his service as both chief financial officer and director for several public companies. In particular, Mr. McLachlan has in depth experience handling complex accounting and finance issues for a broad range of companies. He has also served on the boards and audit and governance committees of other public companies (including as chairman of the audit committee), and serves as a designated "audit committee financial expert" for Skyworks' Audit Committee. In addition, Mr. McLachlan has extensive knowledge regarding Skyworks' business, which he has acquired by serving for more than 12 years on its Board of Directors.

David J. Aldrich, age 56, has served as President and Chief Executive Officer, and as a director of the Company since April 2000. From September 1999 to April 2000, Mr. Aldrich served as President and Chief Operating Officer. From May 1999 to September 1999, Mr. Aldrich served as Executive Vice President of the

Company, and from May 1996 to May 1999, Mr. Aldrich served as Vice President and General Manager of the semiconductor products business unit. Mr. Aldrich joined the Company in 1995 as Vice President, Chief Financial Officer and Treasurer. From 1989 to 1995, Mr. Aldrich held senior management positions at M/A-COM, Inc. (a developer and manufacturer of radio frequency and microwave semiconductors, components and IP networking solutions), including Manager of Integrated Circuits Active Products, Corporate Vice President of Strategic Planning, Director of Finance and Administration and Director of Strategic Initiatives with the Microelectronics Division. Mr. Aldrich has also served since February 2007 as a director of Belden Inc. (a publicly traded designer and manufacturer of cable products and transmission solutions).

We believe that Mr. Aldrich, who has led Skyworks for more than 12 years, is qualified to serve as a director because of his leadership experience, his strategic decision making ability, his knowledge of the semiconductor industry and his in-depth knowledge of Skyworks' business. Mr. Aldrich brings to the Board of Directors his thorough knowledge of Skyworks' business, strategy, people, operations, competition, financial position and investors. Further, as a result of his service as a director for Belden, Inc., a multi-national public company, Mr. Aldrich provides the Board of Directors with another organizational perspective and other cross-board experience.

Kevin L. Beebe, age 53, has been a director since January 2004. Since November 2007, he has been President and Chief Executive Officer of 2BPartners, LLC (a partnership that provides strategic, financial and operational advice to private equity investors and management). Previously, beginning in 1998, he was Group President of Operations at ALLTEL Corporation, a telecommunications services company. From 1996 to 1998, Mr. Beebe served as Executive Vice President of Operations for 360° Communications Co., a wireless communication company. He has held a variety of executive and senior management positions at several divisions of Sprint, including Vice President of Operations and Vice President of Marketing and Administration for Sprint Cellular, Director of Marketing for Sprint North Central Division, Director of Engineering and Operations Staff and Director of Product Management and Business Development for Sprint Southeast Division, as well as Staff Director of Product Services at Sprint Corporation. Mr. Beebe began his career at AT&T/Southwestern Bell as a Manager. Mr. Beebe also serves as a director for SBA Communications Corporation (a publicly traded operator of wireless communications towers in North and Central America), NII Holdings, Inc. (a publicly traded provider of wireless telecommunications services in Latin America), Sting Communications (a privately held broadband network provider) and Syniverse Technologies, Inc. (a privately held provider of support services for wireless carriers).

We believe that Mr. Beebe is qualified to serve as a director because of his 16 years experience as an operating executive in the wireless telecommunications industry. For example, as Group President of Operations at ALLTEL, he was instrumental in expanding ALLTEL's higher margin retail business, which significantly enhanced ALLTEL's competitive position in a dynamic, consolidating industry. In addition, as Chief Executive Officer of 2BPartners, LLC, Mr. Beebe continues to gain a broad range of business experience and to build business relationships by advising leading private equity firms that are transacting business in the global capital markets. Mr. Beebe provides cross-board experience by serving as a director for several public and private companies (including service on both audit and governance committees). Further, Mr. Beebe has served as a director of Skyworks since 2004 and has gained significant familiarity with Skyworks' business.

Timothy R. Furey, age 54, has been a director since 1998. He has been Chief Executive Officer of MarketBridge (a privately owned sales and marketing strategy and technology professional services firm) since 1991. MarketBridge's clients include organizations such as IBM, British Telecom and other global Fortune 500 companies selling complex technology products and services into both OEM and end-user markets. Mr. Furey also serves as Chairman of Technology Marketing Group, a private investment firm focused on emerging growth companies. Prior to 1991, Mr. Furey held a variety of consulting positions with Boston Consulting Group, Strategic Planning Associates, Kaiser Associates and the Marketing Science Institute.

We believe that Mr. Furey is qualified to serve as a director because his experience as Chief Executive Officer of MarketBridge, as well as his engagements with MarketBridge's clients (many of which are Fortune 500 companies), provide him with a broad range of knowledge regarding business operations and growth strategies. In addition, Mr. Furey has extensive knowledge regarding Skyworks' business, which he has acquired through over 14 years of service on the Board of Directors, including, for the past 9 years, as the Chairman of the Compensation Committee.

Balakrishnan S. Iyer, age 56, has been a director since June 2002. He served as Senior Vice President and Chief Financial Officer of Conexant Systems, Inc. from October 1998 to June 2003, and was a director of Conexant from February 2002 until April 2011. Prior to joining Conexant, Mr. Iyer served as Senior Vice President and Chief Financial Officer of VLSI Technology Inc. Prior to that, he was Corporate Controller for Cypress Semiconductor Corp. and Director of Finance for Advanced Micro Devices, Inc. Mr. Iyer serves on the Board of Directors of Life Technologies Corp., Power Integrations, Inc., QLogic Corporation, and IHS Inc. (each a publicly traded company).

We believe that Mr. Iyer is qualified to serve as a director because his experience as an executive officer of companies in the technology industry provides him with leadership, strategic and financial experience. Through his experiences as a director at the public companies listed above (including as a member of certain audit, governance and compensation committees) he provides the Board with significant financial expertise as a designated "audit committee financial expert" for Skyworks' Audit Committee, bringing specific application to our industry, as well as a broad understanding of corporate governance topics.

Thomas C. Leonard, age 78, has been a director since August 1996. From April 2000 until June 2002, he served as Chairman of the Board of the Company, and from September 1999 to April 2000, he served the Company as Chief Executive Officer. From July 1996 to September 1999, he served as President and Chief Executive Officer. Mr. Leonard joined the Company in 1992 as a Division General Manager and was elected a Vice President in 1994. Mr. Leonard has over 30 years of experience in the microwave industry, having held a variety of executive and senior level management and marketing positions at M/A-COM, Inc., Varian Associates, Inc. and Sylvania.

We believe that Mr. Leonard is qualified to serve as a director because of his experience in the technology industry in a variety of leadership and key operational positions, which have allowed him to accumulate knowledge in operational management and corporate strategy. In addition, Mr. Leonard has extensive knowledge regarding Skyworks' business, which he has acquired by serving on the Board of Directors for over 16 years, and as Skyworks' Chief Executive Officer from July 1996 to April 2000.

David P. McGlade, age 52, has been a director since February 2005. He currently serves as the Chief Executive Officer and Deputy Chairman of Intelsat Global S.A. (a privately held worldwide provider of fixed satellite services). Previously, Mr. McGlade served as an Executive Director of mmO2 PLC and as the Chief Executive Officer of O2 UK (a subsidiary of mmO2), a position he held from October 2000 until March 2005. Before joining O2 UK, Mr. McGlade was President of the Western Region for Sprint PCS.

We believe that Mr. McGlade is qualified to serve as a director because of his 29 years of experience in the telecommunications business, which have allowed him to acquire significant operational, strategic and financial business acumen. Most recently, as a result of his work as the Chief Executive Officer of Intelsat, a private equity-owned operator of a network of commercial communications satellites and terrestrial connections, Mr. McGlade gained significant leadership and operational experience, as well as knowledge about the global capital markets.

Robert A. Schriesheim, age 52, has been a director since 2006. He has been Executive Vice President and Chief Financial Officer of Sears Holdings since August 2011. From January 2010 to October 2010, Mr. Schriesheim was Chief Financial Officer and Principal Financial Officer of Hewitt Associates, Inc. (a global human resources consulting and outsourcing company that was acquired by Aon Corporation). From October 2006 until December 2009, he was the Executive Vice President, Chief Financial Officer and Principal Financial Officer of Lawson

Software, Inc. (a publicly traded ERP software provider). From August 2002 to October 2006, he was affiliated with ARCH Development Partners, LLC, a seed stage venture capital fund. Before joining ARCH, Mr. Schriesheim held executive positions at Global TeleSystems ("GTS"), SBC Equity Partners, Ameritech, AC Nielsen, and Brooke Group Ltd. In 2001, to facilitate the sale of GTS, Mr. Schriesheim led it through a pre-arranged filing under Chapter 11 of the United States Bankruptcy Code ("U.S.B.C.") and, in prearranged proceedings, a petition for surseance (moratorium), offering a composition, in the Netherlands. All such proceedings were approved, confirmed and completed by March 31, 2002 as part of the sale of the company. Mr. Schriesheim was also a director of Lawson Software, Inc. until its sale in July of 2011. In addition, from 2004 until 2007, he was also a director of Dobson Communications Corp. (a former publicly traded wireless services communications company that was acquired by AT&T Inc.) and from 2007 until 2009 he served as a director of MSC Software Corp. (a former publicly traded provider of integrated simulation solutions for designing and testing manufactured products that was acquired by Symphony Technology Group).

We believe that Mr. Schriesheim is qualified to serve as a director because of his extensive knowledge of the capital markets, experience with corporate financial capital structures and long history of evaluating and structuring merger and acquisition transactions within the technology sector. Mr. Schriesheim also has significant experience, as a senior executive and director in both public and private companies in the technology sector, leading companies through major strategic and financial corporate transformations while doing business in the global marketplace. He also serves as a designated "audit committee financial expert" for Skyworks' Audit Committee.

In addition to the information presented above regarding each director's specific experience, qualifications, attributes and skills that led our Board of Directors to conclude that he should serve as a director, we also believe that each of our directors has a reputation for integrity, honesty and adherence to high ethical standards. They have each demonstrated business acumen, an ability to exercise sound judgment and a commitment of service to Skyworks.

Executive Officers (other than President and Chief Executive Officer)

Donald W. Palette, age 55, joined the Company as Vice President and Chief Financial Officer of Skyworks in August 2007. Previously, from May 2005 until August 2007, Mr. Palette served as Senior Vice President, Finance and Controller of Axcelis Technologies, Inc. (a publicly traded semiconductor equipment manufacturer). Prior to May 2005, he was Axcelis' Controller beginning in 1999, Director of Finance beginning August 2000, and Vice President and Treasurer beginning in 2003. Before joining Axcelis in 1999, Mr. Palette was Controller of Financial Reporting/Operations for Simplex, a leading manufacturer of fire protection and security systems. Prior to that, Mr. Palette was Director of Finance for Bell & Howell's Mail Processing Company, a leading manufacturer of high speed mail insertion and sorting equipment.

Liam K. Griffin, age 46, joined the Company in August 2001 and has served as Executive Vice President and Corporate General Manager since November 2012. He also served as Executive Vice President and General Manager, High Performance Analog from May 2011 to November 2012, and Senior Vice President, Sales and Marketing from August 2001 through May 2011. Previously, Mr. Griffin was employed by Vectron International, a division of Dover Corp., as Vice President of Worldwide Sales from 1997 to 2001, and as Vice President of North American Sales from 1995 to 1997. His prior experience included positions as a Marketing Manager at AT&T Microelectronics, Inc. and Product and Process Engineer at AT&T Network Systems. Mr. Griffin also serves as a director of Vicor Corp. (a publicly traded designer, developer, manufacturer and marketer of modular power components and complete power systems).

Bruce J. Freyman, age 52, joined the Company in May 2005 and serves as Senior Vice President, Worldwide Operations. Previously, he served as President and Chief Operating Officer of Amkor Technology and also held various senior management positions, including Executive Vice President of Operations from 2001 to 2004. Earlier,

Mr. Freyman spent 10 years with Motorola managing their semiconductor packaging operations for portable communications products.

Mark V.B. Tremallo, age 56, joined the Company in April 2004 and serves as Vice President, General Counsel and Secretary. Previously, from January 2003 to April 2004, Mr. Tremallo was Senior Vice President and General Counsel at TAC Worldwide Companies (a technical workforce solutions provider). Prior to TAC, from May 1997 to May 2002, he was Vice President, General Counsel and Secretary at Acterna Corp. (a global communications test equipment and solutions provider that filed a voluntary petition for reorganization under Chapter 11 of the U.S.B.C. on May 6, 2003). Earlier, Mr. Tremallo served as Vice President, General Counsel and Secretary at Cabot Safety Corporation.

George M. LeVan, age 67, has served as Vice President, Human Resources since June 2002. Previously, Mr. LeVan served as Director, Human Resources, from 1991 to 2002 and has managed the human resource department since joining the Company in 1982. Prior to 1982, Mr. LeVan held human resources positions at Data Terminal Systems, Inc., W.R. Grace & Co., Compo Industries, Inc. and RCA.

CORPORATE GOVERNANCE

General

Board of Director Meetings. The Board of Directors met five (5) times during the fiscal year ended September 28, 2012 ("fiscal year 2012"). Each director attended at least 75% of the aggregate of the total number of meetings of the Board of Directors and the total number of meetings held by all committees of the Board of Directors on which he served during fiscal year 2012. The Company's policy with respect to board members' attendance at the annual meeting is available on the Investor Relations portion of the Company's website at: *http://www.skyworksinc.com (see* Corporate Governance Guidelines*).*

Director Independence. Each year, the Board of Directors reviews the relationships that each director has with the Company and with other parties. Only those directors who do not have any of the categorical relationships that preclude them from being independent within the meaning of the applicable Listing Rules of the NASDAQ Stock Market LLC (the "NASDAQ Rules") and who the Board of Directors affirmatively determines have no relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, are considered to be independent directors. The Board of Directors has reviewed a number of factors to evaluate the independence of each of its members. These factors include its members' current and historic relationships with the Company and its competitors, suppliers and customers; their relationships with management and other directors; the relationships their current and former employers have with the Company; and the relationships between the Company and other companies of which a member of the Company's Board of Directors is a director or executive officer. After evaluating these factors, the Board of Directors has determined that a majority of the members of the Board of Directors, namely, Kevin L. Beebe, Moiz M. Beguwala, Timothy R. Furey, Balakrishnan S. Iyer, Thomas C. Leonard, David J. McLachlan, David P. McGlade and Robert A. Schriesheim, do not have any relationships that would interfere with the exercise of independent judgment in carrying out their responsibilities as a director and are independent directors of the Company under applicable NASDAQ Rules.

Corporate Governance Guidelines. The Board of Directors has adopted corporate governance practices to help fulfill its responsibilities to the stockholders in overseeing the work of management and the Company's business results. These guidelines are intended to ensure that the Board of Directors has the necessary authority and practices in place to review and evaluate the Company's business operations, as needed, and to make decisions that are independent of the Company's management. In addition, the guidelines are intended to align the interests of directors and management with those of the Company's stockholders. A copy of the Company's Corporate Governance Guidelines is available on the Investor Relations portion of the Company's website at: *http://www.skyworksinc.com.*

In accordance with these Corporate Governance Guidelines, independent members of the Board of Directors of the Company met in executive session without management present five (5) times during fiscal year 2012. The Chairman of the Board serves as presiding director for these meetings.

Stockholder Communications. Our stockholders may communicate directly with the Board of Directors as a whole or to individual directors by writing directly to those individuals at the following address: c/o Skyworks Solutions, Inc., 20 Sylvan Road, Woburn, MA 01801. The Company will forward to each director to whom such communication is addressed, and to the Chairman of the Board in his capacity as representative of the entire Board of Directors, any mail received at the Company's corporate office to the address specified by such director and the Chairman of the Board.

Codes of Ethics. We have adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers and directors, as well as a Code of Ethics for Principal Financial Officers. The Code of Business Conduct and Ethics applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We make available the Code of Business Conduct and Ethics free of charge through our website, which is located at *http://www.skyworksinc.com*. We intend to disclose any amendments to, or waivers from, our Code of Business Conduct and Ethics that are required to be publicly disclosed pursuant to rules of the SEC and the NASDAQ Rules by posting any such amendment or waivers on our website and disclosing any such waivers in a Form 8-K filed with the SEC.

Executive Officer and Director Stock Ownership Requirements. As described in detail in our Compensation, Discussion and Analysis below, we have adopted Executive Officer and Director Stock Ownership programs that require our executive officers (including our Named Executive Officers) and non-employee directors to hold a significant equity interest in Skyworks with the objective of more closely aligning the interests of our executive officers and directors with those of our stockholders. As of March 15, 2013, all of our Named Executive Officers and directors were in compliance with the stock ownership requirements.

Board Leadership Structure. Our Board of Directors, upon the recommendation of our Nominating and Corporate Governance Committee, has determined that the roles of Chairman of the Board and Chief Executive Officer should be separated at the current time. Accordingly, our Board of Directors has appointed Mr. McLachlan, an independent director within the meaning of applicable NASDAQ Rules (see "Director Independence" above), as the Chairman of the Board of Directors. Mr. McLachlan's duties as Chairman of the Board include the following:

- Chairing meetings of the independent directors in executive session.
- Facilitating communications between other members of our Board of Directors and the Chief Executive Officer.
- Preparing or approving the agenda for each Board meeting.
- Determining the frequency and length of Board meetings and recommending when special meetings of our Board should be held.
- Reviewing and, if appropriate, recommending action to be taken with respect to written communications from stockholders submitted to our Board.

Our Board decided to separate the roles of Chairman and Chief Executive Officer because it believes that this leadership structure offers the following benefits:

- Increase the independent oversight of the Company and enhance our Board's objective evaluation of our Chief Executive Officer.
- Free the Chief Executive Officer to focus on company operations instead of Board administration.

- Provide the Chief Executive Officer with an experienced sounding board.
- Provide greater opportunities for communication between stockholders and our Board.
- Enhance the independent and objective assessment of risk by our Board.
- Provide an independent spokesman for the Company.

COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors has a standing Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee.

Audit Committee: We have established an Audit Committee comprised of the following individuals, each of whom qualifies as independent within the meaning of applicable NASDAQ Rules and meets the criteria for independence set forth in Rule 10A-3(b)(1) under the Exchange Act: Messrs. Schriesheim (Chairman), Beebe, Iyer, Beguwala and McLachlan.

The primary responsibility of the Audit Committee is the oversight of the quality and integrity of the Company's financial statements, the Company's internal financial and accounting processes, and the independent audit process. Additionally, the Audit Committee has the responsibilities and authority necessary to comply with Rule 10A-3 under the Exchange Act. The Audit Committee meets privately with the independent registered public accounting firm, reviews their performance and independence from management and has the sole authority to retain and dismiss the independent registered public accounting firm. These and other aspects of the Audit Committee's authority are more particularly described in the Company's Audit Committee Charter, which the Board of Directors adopted and is reviewed annually by the committee and is available on the Investor Relations portion of our website at: *http://www.skyworksinc.com.*

The Audit Committee has adopted a formal policy concerning approval of audit and non-audit services to be provided to the Company by its independent registered public accounting firm, KPMG LLP. The policy requires that all services provided by KPMG LLP, including audit services and permitted audit-related and non-audit services, be pre-approved by the Audit Committee. The Audit Committee pre-approved all audit and non-audit services provided by KPMG LLP for fiscal year 2012. The Audit Committee met nine (9) times during fiscal year 2012.

Audit Committee Financial Expert: The Board of Directors has determined that each of Mr. Schriesheim (Chairman), Mr. Iyer and Mr. McLachlan, meets the qualifications of an "audit committee financial expert" under SEC Rules and the qualifications of "financial sophistication" under the applicable NASDAQ Rules, and qualifies as "independent" as defined under the applicable NASDAQ Rules.

Compensation Committee: We have established a Compensation Committee comprised of the following individuals, each of whom qualifies as independent within the meaning of applicable NASDAQ Rules: Messrs. Furey (Chairman), Beebe, McGlade and Schriesheim. The Compensation Committee met five (5) times during fiscal year 2012. The functions of the Compensation Committee include establishing the appropriate level of compensation, including short and long-term incentive compensation of the Chief Executive Officer, all other executive officers and any other officers or employees who report directly to the Chief Executive Officer. The Compensation Committee also administers Skyworks' equity-based compensation plans. The Board of Directors has adopted a written charter for the Compensation Committee, and it is available on the Investor Relations portion of the Company's website at: *http://www.skyworksinc.com.*

The Compensation Committee has engaged Aon/Radford Consulting to assist it in determining the components and amounts of executive compensation. The consultant reports directly to the Compensation

Committee, through its chairman, and the Compensation Committee retains the right to terminate or replace the consultant at any time.

The process and procedures followed by the Compensation Committee in considering and determining executive and director compensation are described below under the heading "Compensation Discussion and Analysis."

Nominating and Corporate Governance Committee: The members of the Nominating and Corporate Governance Committee, each of whom the Board of Directors has determined is independent within the meaning of applicable NASDAQ Rules, are Messrs. Iyer (Chairman), Beguwala, Furey, McGlade, and McLachlan. The Nominating and Corporate Governance Committee met two (2) times during fiscal year 2012. The Nominating and Corporate Governance Committee is responsible for evaluating and recommending individuals for election or re-election to the Board of Directors and its committees, including any recommendations that may be submitted by stockholders, the evaluation of the performance of the Board of Directors and its committees, and the evaluation and recommendation of the corporate governance policies. These and other aspects of the Nominating and Corporate Governance Committee's authority are more particularly described in the Nominating and Corporate Governance Committee Charter, which the Board of Directors adopted and is available on the Investor Relations portion of the Company's website at: *http://www.skyworksinc.com.*

Director Nomination Procedures: The Nominating and Corporate Governance Committee evaluates director candidates in the context of the overall composition and needs of the Board of Directors, with the objective of recommending a group that can best manage the business and affairs of the Company and represent the interests of the Company's stockholders using its diversity of experience. The committee seeks directors who possess certain minimum qualifications, including the following:

- A director must have substantial or significant business or professional experience or an understanding of technology, finance, marketing, financial reporting, international business or other disciplines relevant to the business of the Company.
- A director (other than an employee-director) must be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Board of Directors or of a Board committee.
- The committee also considers the following qualities and skills, among others, in its selection of directors and as candidates for appointment to the committees of the Board of Directors:
    - Economic, technical, scientific, academic, financial, accounting, legal, marketing, or other expertise applicable to the business of the Company;
    - Leadership or substantial achievement in their particular fields;
    - Demonstrated ability to exercise sound business judgment;
    - Integrity and high moral and ethical character;
    - Potential to contribute to the diversity of viewpoints, backgrounds, or experiences of the Board of Directors as a whole;
    - Capacity and desire to represent the balanced, best interests of the Company as a whole and not primarily a special interest group or constituency;
    - Ability to work well with others;
    - High degree of interest in the business of the Company;
    - Dedication to the success of the Company;

- Commitment to the responsibilities of a director; and
- International business or professional experience.

The committee does not have a formal policy with respect to diversity, but believes that our Board, taken as a whole, should embody a diverse set of skills, experiences and backgrounds in order to better inform its decisions. The committee will also take into account the fact that a majority of the Board of Directors must meet the independence requirements of the applicable NASDAQ Rules. The Company expects that a director's existing and future commitments will not materially interfere with such director's obligations to the Company. For candidates who are incumbent directors, the committee considers each director's past attendance at meetings and participation in and contributions to the activities of the Board of Directors. The committee identifies candidates for director nominees in consultation with the Chief Executive Officer of the Company and the Chairman of the Board of Directors, through the use of search firms or other advisors or through such other methods as the committee deems to be helpful to identify candidates. Once candidates have been identified, the committee confirms that the candidates meet all of the minimum qualifications for director nominees set forth above through interviews, background checks, or any other means that the committee deems to be helpful in the evaluation process. The committee then meets to discuss and evaluate the qualities and skills of each candidate, both on an individual basis and taking into account the overall composition and needs of the Board of Directors. Based on the results of the evaluation process, the committee recommends candidates for director nominees for election to the Board of Directors.

The Nominating and Corporate Governance Committee will consider director candidates recommended by stockholders provided the stockholders follow the procedures set forth below. The committee does not intend to alter the manner in which it evaluates candidates, including the criteria set forth above, based on whether the candidate was recommended by a stockholder or otherwise. To date, the Nominating and Corporate Governance Committee has not received a recommendation for a director nominee from any stockholder of the Company.

Stockholders who wish to recommend individuals for consideration by the Nominating and Corporate Governance Committee to become nominees for election to the Board of Directors in 2014 may do so in accordance with the provisions of our By-Laws by submitting a written recommendation to our Corporate Secretary at the address noted above no earlier than January 7, 2014 and no later than February 6, 2014. In the event that the 2014 annual meeting is held more than thirty (30) days before or after the first anniversary of the Company's 2013 annual meeting, then the required notice must be delivered in writing to the Secretary of the Company at the address above no earlier than 120 days prior to the date of the 2014 annual meeting and no later than the later of 90 days prior to the 2014 annual meeting or the 10th day following the day on which the public announcement of the date of the 2014 annual meeting is first made by the Company. For nominees for election to the Board of Directors proposed by stockholders to be considered, the recommendation for nomination must be in writing and must include the following information:

- Name of the stockholder, whether an entity or an individual, making the recommendation;
- A written statement disclosing such stockholder's beneficial ownership of the Company's capital stock;
- Name of the individual recommended for consideration as a director nominee;
- A written statement from the stockholder making the recommendation stating why such recommended candidate would be able to fulfill the duties of a director;
- A written statement from the stockholder making the recommendation stating how the recommended candidate meets the independence requirements established by the SEC and the applicable NASDAQ Rules;
- A written statement disclosing the recommended candidate's beneficial ownership of the Company's capital stock; and

- A written statement disclosing relationships between the recommended candidate and the Company which may constitute a conflict of interest.

Nominations may be sent to the attention of the committee via U.S. mail or expedited delivery service to Skyworks Solutions, Inc., 20 Sylvan Road, Woburn, Massachusetts 01801, Attn: Nominating and Corporate Governance Committee, c/o Secretary of Skyworks Solutions, Inc.

ROLE OF THE BOARD IN RISK OVERSIGHT

Our Board of Directors oversees our risk management processes directly and through its committees. Our management is responsible for risk management on a day-to-day basis. The role of our Board of Directors and its committees is to oversee the risk management activities of management. They fulfill this duty by discussing with management the policies and practices utilized by management in assessing and managing risks and providing input on those policies and practices. In general, our Board of Directors oversees risk management activities relating to business strategy, capital allocation, organizational structure, certain operational risks and acquisitions; our Audit Committee oversees risk management activities related to financial controls and legal and compliance risks; our Compensation Committee oversees risk management activities relating to our compensation policies and practices as well as management succession planning; and our Nominating and Corporate Governance Committee oversees risk management activities relating to Board composition. Each committee reports to the Board of Directors on a regular basis, including reports with respect to the committee's risk oversight activities as appropriate. In addition, since risk issues often overlap, committees from time to time request that the Board of Directors discuss particular risks.

Our Compensation Committee does not believe that any risks arising from our employee compensation policies and practices are reasonably likely to have a material adverse effect on our company. Our Compensation Committee believes that any such risks are mitigated by:

- The multiple elements of our compensation packages, including base salary, our annual short-term incentive compensation plan and (for our executive officer and other key employees) equity awards that vest (or are issuable) over multiple years and are intended to motivate employees to take a long-term view of our business.
- The structure of our short-term incentive compensation plan (described in greater detail in this Proxy Statement under the heading "Compensation Discussion and Analysis"), which is based on (i) a number of different financial and operating performance metrics to avoid employees placing undue emphasis on any particular performance metric at the expense of other aspects of our business, and (ii) performance targets that we believe are appropriately aggressive yet will not require undue risk-taking to achieve. Our short-term incentive compensation plan provides for payments to be made to participants bi-annually based on the achievement of certain performance goals, but features a mechanism whereby actual payments for the first six month performance period are capped at 80% of the award earned, with 20% of the award held back until the end of the fiscal year to ensure sustained financial performance. If the level of financial performance in the first half of the year is not sustained into the second half of the year, then the 20% withheld will not be paid out to the participant. Further, the structure of the short-term incentive compensation plan aids in driving sustained long-term financial performance as the goals and targets from the prior year's plan are significant factors used in determining goals for the current year's plan.

PROPOSAL 2

APPROVAL OF THE COMPANY'S AMENDED AND RESTATED 2005 LONG-TERM INCENTIVE PLAN, AS AMENDED

Introduction

Background

During the second quarter of our 2013 fiscal year, upon the recommendation of the Compensation Committee, the Board of Directors approved several amendments to the Company's Amended and Restated 2005 Long-Term Incentive Plan (we refer to the plan as it was amended until these most recent amendments as the "2005 LTIP") which:

- provide that shares of our common stock used to pay the exercise price for an award or to satisfy tax withholding obligations with respect to an award will not be added back to the number of shares available for the grant of new awards under the 2005 LTIP;
- confirm that if we purchase shares in the market with the proceeds we receive in connection with the exercise of an award granted under the 2005 LTIP, such shares will not be added to the shares available for the grant of new awards under the 2005 LTIP;
- confirm that the number of shares of common stock under the 2005 LTIP will be reduced when a stock appreciation right is exercised for stock based on the percentage of the stock appreciation right that is exercised and not just by the number of shares issued;
- prohibit the Board from permitting payment of the exercise price of a stock option with a promissory note;
- broaden and clarify the limitations on our ability to take any action that could constitute a repricing of a stock option or stock appreciation right;
- limit the maximum term of stock appreciation rights to seven (7) years;
- require that dividends or dividend equivalents granted with respect to restricted stock and restricted stock units, respectively, not be paid until the applicable award vests (i.e., the award is no longer subject to forfeitability provisions and contractual restrictions on transfer and, in the case of restricted stock units, the shares have been delivered);
- expand the provisions related to compliance with Section 409A of the Internal Revenue Code, or the Code;
- increase the number of shares of our common stock available for awards under the 2005 LTIP by 10.8 million shares; and
- extend the term during which awards may be made under the 2005 LTIP until December 31, 2017.

The last two amendments in the bullet point list above, which were approved by the Board of Directors, require the approval of our stockholders in order to become effective. As a result, we are asking our stockholders to approve the 2005 LTIP as so amended (we refer to the 2005 LTIP as amended by the amendments in the bulleted list above as the "Amended 2005 LTIP") for the purposes of approving the amendments that (i) increase the number of shares of our common stock available for awards under the 2005 LTIP by 10.8 million shares and (ii) extend the term during which awards may be made under the 2005 LTIP until December 31, 2017. Approval of the Amended 2005 LTIP will also constitute approval of the provisions in the 2005 LTIP that establish the parameters for performance-based compensation that is intended to be exempt from the deduction limitations under Section 162(m) of the Code.

General

The Board of Directors believes that the continued growth and financial performance of the Company depends, in large part, on its ability to maintain a competitive position by attracting, retaining and motivating key

employees with experience and ability. The Company believes that its stock-based compensation programs, including the 2005 LTIP, are central to this objective. The Company anticipates that the shares currently available under our existing equity incentive plans will be insufficient to meet our needs beyond next year, thus impairing our ability to attract and retain key employees through the grant of stock-based awards.

Under the 2005 LTIP, we are currently authorized to grant awards that would result in us issuing up to an aggregate of (i) 41.75 million shares of our common stock plus (ii) such additional number shares of our common stock (up to 15 million) equal to the sum of (x) the number of shares of our common stock reserved for issuance under our 1999 Employee Long-Term Incentive Plan (the "1999 Plan") that remained available for grant as of April 26, 2009 (approximately 846,000 shares), and (y) the number of shares of our common stock subject to awards granted under the 1999 Plan that expire, terminate or are otherwise surrendered, cancelled, forfeited or repurchased by us at their original purchase price pursuant to a contractual repurchase right after April 26, 2009. Since April 26, 2009, approximately 538,000 shares that were issuable pursuant to awards originally granted under the 1999 plan that subsequently expired or were terminated, cancelled, surrendered, forfeited or repurchased have been made available for grant under the 2005 LTIP. Approximately 2.2 million shares of our common stock issuable pursuant to stock options granted under the 1999 Plan remain outstanding and could also become available under the 2005 LTIP to the extent that such stock options expire, terminate or are otherwise surrendered, cancelled, forfeited or repurchased.

Our 2005 Long-Term Incentive Plan was adopted on April 28, 2005 and was amended and restated on May 12, 2009. The Amended and Restated 2005 Long-Term Incentive Plan was amended on May 11, 2011. As of March 1, 2013, there were 5.85 million shares of our common stock available for future awards under the 2005 LTIP. Accordingly, in 2013, the Board of Directors adopted, subject to stockholder approval, an amendment to the 2005 LTIP to increase the number of shares of our common stock available for issuance pursuant to awards granted under the plan by 10.8 million.

As of March 1, 2013, we had, under the 2005 LTIP, (i) 9.24 million shares reserved for issuance pursuant to outstanding stock options, with a weighted average exercise price of $18.49 and a weighted average life of 4.80 years, (ii) 2.00 million issued but unvested shares of restricted common stock and (iii) 2.55 million unissued shares of common stock under performance share awards for which the performance periods have not yet lapsed. As of March 1, 2013, we had, under all of our equity incentive plans (other than our 2002 Employee Stock Purchase Plan) an aggregate of, (i) 12.19 million shares reserved for issuance pursuant to outstanding stock options, with a weighted average exercise price of $16.25 and a weighted average life of 4.48 years, (ii) 2.24 million issued but unvested shares of restricted common stock and (iii) 2.55 million unissued shares of common stock under performance share awards for which the performance periods have not yet lapsed. As of March 1, 2013, the only equity incentive plans under which we are able to grant additional awards are the 2005 LTIP, the 2008 Director Long-Term Incentive Plan and the 2002 Employee Stock Purchase Plan. As of March 1, 2013, there were 876,000 shares of our common stock available for future awards under the 2008 Director Long-Term Incentive Plan.

Proposed Amendments for Stockholder Approval

We are asking stockholders to approve the Amended 2005 LTIP to (i) increase the number of shares of our common stock available for awards under the 2005 LTIP by 10.8 million shares and (ii) extend the term during which awards may be made under the 2005 LTIP until December 31, 2017.

Because of the fungible share counting provisions set forth in the Amended 2005 LTIP (described below), depending on the mix of "full value" awards (i.e., an award other than a nonqualified stock option or stock appreciation right, each with up to a seven year term) and stock options awarded under the plan, the additional dilution resulting from the proposed 10.8 million increase in the number of shares of common stock available for issuance under the plan would range from 5.7% to a maximum of 8.5% (based on the number of shares outstanding as of March 1, 2013).

By approving the Amended 2005 LTIP, stockholders will also be approving the plan for purposes of Section 162(m) of the Code, or Section 162(m). The Amended 2005 LTIP allows for awards to be structured in a manner that is intended to satisfy the requirements for "performance-based" compensation within the meaning of Section 162(m). In general, under Section 162(m), in order for us to be able to deduct compensation in excess of $1,000,000 paid in any one year to our chief executive officer or any of our three other most highly compensated executive officers (other than the Company's chief financial officer), that excess compensation must qualify as "performance-based." One of the requirements of "performance-based" compensation for purposes of Section 162(m) is that the "material terms" of the performance goals under which compensation may be paid to our executives be disclosed to and approved by our stockholders every five years. For purposes of Section 162(m), the "material terms" include (i) the individuals eligible to receive compensation, (ii) a description of the business criteria on which the performance goal is based, and (iii) the maximum amount of compensation that can be paid to an individual under the performance goal. Each of these aspects is discussed below, and stockholder approval of this Proposal 2 will constitute approval of each of these aspects of the Amended 2005 LTIP for purposes of the approval requirements of Section 162(m) beyond the current expiration of such approval in 2016. While the Amended 2005 LTIP will allow the Company to grant Awards that are intended to be exempt from Section 162(m), the Compensation Committee may, in its judgment, grant Awards under the plan that are not exempt from Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent and are in the best interests of our stockholders.

We believe that our stock-based compensation programs have been integral to our success in the past and will be important to our ability to succeed in the future. Therefore, we consider approval of the Amended 2005 LTIP vital to our future success.

Description of the Amended 2005 LTIP

Below is a brief summary of the Amended 2005 LTIP. The full text of the Amended 2005 LTIP is attached as *Exhibit A* to the electronic copy of this Proxy Statement that is filed with the SEC (accessible via www.sec.gov) and may also be accessed from our website (*www.skyworksinc.com*). In addition, a copy of the Amended 2005 LTIP may be obtained from the Secretary of the Company. The summary of the Amended 2005 LTIP set forth below assumes the approval of the amendment and is qualified in its entirety by reference to the Amended 2005 LTIP.

General

The Amended 2005 LTIP, among other things;

- prohibits the granting of stock options or stock appreciation rights with an exercise or base price below the fair market value of the common stock on the grant date;
- provides for "fungible share counting" with respect to the shares available for issuance under the plan, which means that the issuance of any "full value" award (i.e., any award made under the plan other than a nonqualified stock option or stock appreciation right, each has up to a seven year term) will reduce the pool of available shares by 1.5 shares with respect to each one share that is subject to such award (as a result, if the Amended 2005 LTIP is approved, assuming that the Company only grants awards of a type other than nonqualified stock options with up to a seven year term with respect to the additional 10.8 million shares made available by the amendment, a maximum of only 7.2 million additional shares of common stock could be actually issued pursuant to such other awards);
- prohibits reducing the exercise price of a stock option or stock appreciation right or taking any other action that could constitute a repricing, without first obtaining stockholder approval; and
- does not include any "evergreen" or "reload" provisions.

The 2008 Director Long-Term Incentive Plan is also a fungible plan where any "full value" award (i.e., any award made under the plan other than a nonqualified stock option) will reduce the pool of available shares by 1.5 shares with respect to each one share that is subject to such award.

Types of Awards

The Amended 2005 LTIP provides for the grant of nonqualified stock options, restricted stock awards, stock appreciation rights and other stock unit awards, including the grant of shares based upon certain conditions such as performance-based conditions (collectively, "Awards").

Nonqualified Stock Options. Optionees receive the right to purchase a specified number of shares of common stock at a specified option price and subject to such other terms and conditions as are specified in connection with the option grant. Options may be granted at an exercise price that is no less than 100% of the fair market value of the common stock on the date of grant. Options may not be granted for a term in excess of seven (7) years. The Amended 2005 LTIP permits the following forms of payment of the exercise price of options: (i) payment by cash, check or in connection with a "cashless exercise" through a broker, (ii) surrender of shares of our common stock, (iii) any other lawful means permitted by the Board of Directors, or (iv) any combination of these forms of payment. No option granted under the Amended 2005 LTIP may contain any provision entitling the optionee to the automatic grant of additional options in connection with any exercise of the original option.

Restricted Stock Awards. Restricted stock awards entitle recipients to acquire shares of common stock, subject to our right to repurchase (or require forfeiture of) all or part of such shares from the recipient in the event that the conditions specified in the applicable Award are not satisfied prior to the end of the applicable restriction period established for such Award. Instead of issuing common stock that is subject to repurchase, the Board of Directors may grant Awards known as restricted stock units that entitle recipients to receive unrestricted shares of common stock in the event that the conditions specified in the applicable Award are satisfied prior to the end of the applicable restriction period established for such Award. No dividends or dividend equivalents will be paid with respect to restricted stock or restricted stock units, respectively, unless and until the Award vests and becomes free from contractual transferability restrictions and forfeitability provisions, and, in the case of restricted stock units, the shares are delivered.

Stock Appreciation Rights. Stock appreciation rights entitle recipients to receive common stock determined in whole or in part by reference to the appreciation in the value of the common stock over the value of our common stock on the date of grant of the stock appreciation right. Stock appreciation rights must have a base price that is at least equal to the fair market value of the common stock on the grant date and may have a term of no greater than seven (7) years. Stock appreciation rights will be settled by the delivery of shares of common stock. Stock appreciation rights may be issued in tandem with options or as stand-alone rights.

Other Stock Unit Awards. Under the Amended 2005 LTIP, the Board of Directors has the right to grant other Awards of shares of our common stock and other Awards that are valued in whole or in part by reference to, or are otherwise based upon, our common stock or other property. Other Stock Unit Awards have such terms and conditions as the Board of Directors may determine, including performance-based conditions. Other stock unit awards are available as a form of payment in settlement of other Awards granted under the plan or as payment in lieu of compensation to which a recipient is otherwise entitled. Other stock unit awards may be paid in common stock or cash, as determined by the Board of Directors.

Performance Conditions. A restricted stock award, restricted unit award or other stock unit award granted under the Amended 2005 LTIP may be made subject to achievement of performance goals. Performance awards may also provide for cash payments of up to $1.5 million per fiscal year per individual. For grants of performance awards intended to qualify as "performance-based compensation" under Section 162(m), the Compensation Committee will specify that the granting, vesting and/or payout of such Awards will be subject to the achievement

of one or more objective performance measures established by the Compensation Committee, which will be based on the relative or absolute attainment of specified levels of any one or combination of the following: (a) revenue (b) net income (loss), (c) operating income (loss), (d) gross profit, (e) earnings before or after discontinued operations, interest, taxes, depreciation and/or amortization, (f) operating profit before or after discontinued operations, interest, taxes, depreciation and/or amortization, (g) earnings (loss) per share, (h) net cash flow, (i) cash flow from operations, (j) revenue growth, (k) earnings growth, (l) gross margins, (m) operating margins, (n) net margins, (o) inventory management, (p) working capital, (q) return on sales, assets, equity or investment, (r) cash or cash equivalent position, (s) achievement of balance sheet or income statement objectives, (t) total stockholder return, (u) stock price, (v) completion of strategic acquisitions/dispositions, (w) manufacturing efficiency, (x) product quality, (y) customer satisfaction, (z) market share and (aa) improvement in financial ratings. These performance measures may be absolute in their terms or measured against or in relationship to other companies comparably, similarly or otherwise situated. Such performance goals may be adjusted to exclude any one or more of (i) extraordinary and/or non-recurring items, (ii) the cumulative effects of changes in accounting principles, (iii) gains or losses on the disposition of discontinued operations, (iv) the writedown of any asset, (v) charges for restructuring and rationalization programs, (vi) amortization of purchased intangibles associated with acquisitions, (vii) compensation expenses related to acquisitions, (viii) other acquisition related expenses, (ix) impairment charges, (x) gain or loss on minority equity investments, (xi) non-cash income tax expenses and (xii) equity-based compensation expenses. Such performance goals: (A) may vary by Participant and may be different for different Awards; (B) may be particular to a Participant or the department, branch, line of business, subsidiary or other unit in which the Participant works and may cover such period as may be specified by the Compensation Committee; and (C) will be set by the Compensation Committee within the time period prescribed by, and will otherwise be structured in a manner that is intended to comply with the requirements of, Section 162(m) related to performance-based compensation. The Compensation Committee may adjust downwards, but not upwards, the cash or number of shares of common stock payable pursuant to the Award and may not waive the achievement of the applicable performance measures, except in the case of death or disability of the recipient or a change in control of the Company. Awards that are not intended to qualify (or even if intended to qualify, but found not to qualify) as performance-based compensation may be based on these or such other performance measures as the Board may determine.

Transferability of Awards

Except as the Board of Directors may otherwise determine or provide in an Award, Awards may not be sold, assigned, transferred, pledged or otherwise encumbered by the person to whom they are granted, either voluntarily or by operation of law, except by will or the laws of descent and distribution and, during the life of the participant, may only be exercisable by the participant.

Eligibility to Receive Awards

Employees, officers, consultants and advisors of the Company and its subsidiaries, and of other business ventures in which the Company has a controlling interest, are eligible to be granted Awards under the Amended 2005 LTIP. The maximum number of shares with respect to which Awards may be granted to any participant under the Amended 2005 LTIP is 1,500,000 shares per calendar year. The maximum amount of cash that can be paid pursuant to a cash-based award under the Amended 2005 LTIP is $1.5 million per fiscal year per person.

New Plan Benefits

As of March 1, 2013, approximately 4,500 persons were eligible to receive Awards under the Amended 2005 LTIP, including the Company's six (6) executive officers. The granting of Awards under the Amended 2005 LTIP is discretionary, and we cannot now determine the number or type of Awards that will be in the future granted to or received by any particular person or group. We are also unable to determine the benefits or amounts that would have been received by any particular person or group as of the last completed fiscal year, assuming for such purposes that

the Amended 2005 LTIP was then in effect as award grants under the 2005 LTIP are discretionary and the changes made in the Amended 2005 LTIP would not have had an impact on the exercise of that discretion had it then been in effect. On March 1, 2013, the last reported sale price of the Company common stock on the NASDAQ Global Select Market was $20.70.

Administration

The Amended 2005 LTIP is administered by the Board of Directors. The Board of Directors has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the Amended 2005 LTIP and to interpret the provisions of the Amended 2005 LTIP. Pursuant to the terms of the Amended 2005 LTIP, the Board of Directors may delegate authority under the Amended 2005 LTIP to one or more committees or subcommittees of the Board of Directors. The Board of Directors has authorized the Compensation Committee to administer certain aspects of the Amended 2005 LTIP, including the granting of options to executive officers.

Subject to any applicable limitations contained in the Amended 2005 LTIP, the Board of Directors, the Compensation Committee, or any other committee to whom the Board of Directors delegates authority, as the case may be, selects the recipients of Awards and determines (i) the number of shares of common stock covered by options and stock appreciation rights and the dates upon which such Awards become exercisable, (ii) the exercise or base price of options and stock appreciation rights (which may not be less than 100% of the fair market value of the common stock on the grant date), (iii) the duration of options and stock appreciation rights (which may not exceed seven (7) years from the grant date) and (iv) the number of shares of common stock subject to any restricted stock, restricted stock unit or other stock-based Awards and the terms and conditions of such Awards, including conditions for repurchase, issue price and repurchase price.

The Company (to the exent determined by the Board of Directors), is required to make appropriate adjustments in connection with the Amended 2005 LTIP and any outstanding Awards to reflect stock splits, stock dividends, recapitalizations, spin-offs and other similar changes in capitalization. The Amended 2005 LTIP also contains provisions addressing the consequences of any Reorganization Event, which is defined as (i) any merger or consolidation of us with or into another entity as a result of which all of our common stock is converted into or exchanged for the right to receive cash, securities or other property or is cancelled, (ii) any exchange of all of our common stock for cash, securities or other property pursuant to a share exchange transaction, or (iii) any liquidation or dissolution of us. In connection with a Reorganization Event, the Board of Directors will take any one or more of the following actions as to all or any outstanding Awards on such terms as the Board of Directors determines: (i) provide that Awards will be assumed, or substantially equivalent Awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof), (ii) upon written notice, provide that all unexercised options or other unexercised Awards will become exercisable in full and will terminate immediately prior to the consummation of such Reorganization Event unless exercised within a specified period following the date of such notice, (iii) provide that outstanding Awards will become realizable or deliverable, or restrictions applicable to an Award will lapse, in whole or in part prior to or upon such Reorganization Event, (iv) in the event of a Reorganization Event under the terms of which holders of common stock will receive upon consummation thereof a cash payment for each share surrendered in the Reorganization Event (the "Acquisition Price"), make or provide for a cash payment to an Award holder equal to (A) the Acquisition Price times the number of shares of common stock subject to the holder's Awards (to the extent the exercise price does not exceed the Acquisition Price) minus (B) the aggregate exercise price of all the holder's outstanding Awards, in exchange for the termination of such Awards, (v) provide that, in connection with our liquidation or dissolution, Awards will convert into the right to receive liquidation proceeds (if applicable, net of the exercise price thereof) and (vi) any combination of the foregoing. The Board of Directors will specify the effect of a Reorganization Event on any other Award at the time the Award is granted.

If a Change in Control Event occurs, except to the extent specifically provided to the contrary in any Award agreement or any other agreement between a Participant and us, any options outstanding as of the date the Change

of Control occur and not then exercisable shall automatically become fully exercisable and all restrictions and conditions on all restricted stock awards shall automatically be deemed terminated or satisfied. A "Change in Control Event" occurs if the Continuing Directors (as defined below) cease for any reason to constitute a majority of the Board of Directors. A "Continuing Director" will include any member of the Board of Directors as of the effective date of the Plan and any individual nominated for election to the Board of Directors by a majority of the then Continuing Directors.

If any Award expires or is terminated, surrendered, cancelled or forfeited, the unused shares of common stock covered by such Award will again be available for grant under the Amended 2005 LTIP, except that shares of common stock used to pay the exercise price for an Award or to satisfy tax withholding obligations with respect to an Award will not be added back to the number of shares available for grant under the Amended 2005 LTIP.

Substitute Options

In connection with a merger or consolidation of an entity with us or the acquisition by us of the property or stock of an entity, the Board of Directors may grant options in substitution for any options or other stock or stock-based awards granted by such entity or an affiliate thereof. Substitute options may be granted on such terms as the Board of Directors deems appropriate in the circumstances, notwithstanding any limitations under the Amended 2005 LTIP.

Amendment or Termination

The Board of Directors may at any time amend, suspend or terminate the Amended 2005 LTIP, except that no Award designated as subject to Section 162(m) of the Code by the Board of Directors after the date of such amendment shall become exercisable, realizable or vested unless and until such amendment shall have been approved by the Company's stockholders (if required by Section 162(m)). Without approval of the Company's stockholders, no amendment may increase the number of shares authorized under the Amended 2005 LTIP (except as provided under the Amended 2005 LTIP in connection with changes in capitalization), materially increase the benefits provided under the Amended 2005 LTIP, materially expand the class of participants eligible to participate in the Amended 2005 LTIP, expand the types of Awards provided under the Amended 2005 LTIP, or make any other changes that require stockholder approval under NASDAQ Rules. No Award may be granted under the Amended 2005 LTIP after December 31, 2017, but Awards previously granted may extend beyond that date.

If stockholders do not approve the Amended 2005 LTIP, the Amended 2005 LTIP will not go into effect and the number of shares available for issuance pursuant to Awards granted under the Amended 2005 LTIP will not be increased and the other amendments described above as contingent upon stockholder approval will not be made to the plan. In such event, the Compensation Committee of the Board of Directors will consider whether to adopt alternative arrangements based on its assessment of our needs.

United States Federal Income Tax Consequences

The following summarizes the United States federal income tax consequences that generally will arise with respect to awards granted under the Amended 2005 LTIP. This summary is based on the tax laws in effect as of the date of this Proxy Statement. In addition, this summary assumes that all Awards are exempt from, or comply with, the rules under Section 409A of the Code regarding nonqualified deferred compensation. Changes to these laws could alter the tax consequences described below.

Nonqualified Stock Options. A participant will not have income upon the grant of a nonqualified stock option. A participant will have compensation income upon the exercise of a nonqualified stock option equal to the value of the stock on the day the participant exercised the option less the exercise price. Upon sale of the stock, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the

stock on the day the option was exercised. This capital gain or loss will be long-term if the participant has held the stock for more than one year and otherwise will be short-term.

Restricted Stock; Restricted Stock Units. A participant will not have income upon the grant of restricted stock unless an election under Section 83(b) of the Code is made within 30 days of the date of grant. If a timely 83(b) election is made, then a participant will have compensation income equal to the value of the stock less the purchase price. When the stock is sold, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the date of grant. If the participant does not make an 83(b) election, then when the stock vests the participant will have compensation income equal to the value of the stock on the vesting date less the purchase price. When the stock is sold, the participant will have capital gain or loss equal to the sales proceeds less the value of the stock on the vesting date. Any capital gain or loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term. The tax treatment of a restricted stock unit and the stock issued upon the vesting of a restricted stock unit is the same as described above for restricted stock, except that no Section 83(b) election may be made with respect to restricted stock units.

Stock Appreciation Rights. A participant will not have income upon the grant of a stock appreciation right. A participant will have compensation income upon the exercise of a stock appreciation right equal to the fair market value of the stock received. When the stock distributed in settlement of the stock appreciation right is sold, the participant will have capital gain or loss equal to the sales proceeds less the value of the stock on the exercise date. Any capital gain or loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.

Other Stock Unit Awards. The tax consequences associated with any other stock unit award will vary depending on the specific terms of such Award. Among the relevant factors are whether or not the Award has a readily ascertainable fair market value, whether or not the Award is subject to forfeiture provisions or restrictions on transfer, the nature of the property to be received by the participant under the Award and the participant's holding period and tax basis for the Award or underlying common stock.

Tax Consequences to the Company. There will not be any tax consequences to us as a result of the adoption of the Amended 2005 LTIP or the grant of Awards thereunder except that we will be entitled to a deduction when a participant has compensation income. Any such deduction will be subject to the limitations of Section 162(m) of the Code.

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "*FOR*"
THE APPROVAL OF THE SECOND AMENDED AND
RESTATED 2005 LONG-TERM INCENTIVE PLAN**

PROPOSAL 3

ADVISORY VOTE ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS ("SAY-ON-PAY VOTE")

We are providing our stockholders with the opportunity to vote to approve, on an advisory, non-binding basis, the compensation of our named executive officers as disclosed in this Proxy Statement in accordance with the SEC's rules. This proposal is not intended to address any specific item of compensation or the compensation of any particular named executive officer, but rather the overall compensation of our named executive officers and our compensation philosophy, policies and practices, as discussed in this Proxy Statement. This proposal, which is commonly referred to as "say-on-pay," is required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which added Section 14A to the Exchange Act.

Section 14A of the Exchange Act also requires that stockholders be provided the opportunity to cast an advisory vote with respect to whether future executive compensation advisory votes will be held every one, two or three years, which was the subject of a proposal at last year's annual meeting. At that meeting, a majority of the Company's stockholders indicated their preference that the Company hold an advisory vote on the compensation of the Company's named executive officers annually. After considering the preference of the stockholders on this matter, as well as other factors, the Board of Directors of the Company determined that the Company will hold an advisory vote on the compensation of its named executive officers on an annual basis until the next required vote on the frequency of such advisory votes at the annual meeting of the stockholders of the Company in 2017, or until the Board of Directors otherwise determines that a different frequency for such votes is in the best interests of the Company's stockholders.

Our executive compensation programs are designed to enable us to attract, motivate, and retain our executive officers, who are critical to our success. Under these programs, our named executive officers are rewarded for the achievement of our near-term and longer-term financial and strategic goals and for driving corporate financial performance and stability. The programs contain elements of cash and equity-based compensation and are designed to align the interests of our executives with those of our stockholders.

The "Information about Executive and Director Compensation" section of this Proxy Statement, including "Compensation Discussion and Analysis," describes in detail our executive compensation programs and the decisions made by the Compensation Committee with respect to fiscal 2012. Highlights of our executive compensation program include the following:

We emphasize pay-for-performance and tie a significant amount of our named executive officers' pay to our performance. Consistent with our performance-based compensation philosophy, the largest portion of our executive's potential compensation is tied to short-term and long-term incentive programs. We provide short-term incentive compensation to motivate executives to achieve key near term (i.e., a year or less) financial and/or operational objectives. At the same time, we provide longer-term equity-based compensation, mainly in the form of performance share awards and stock options to incentivize our executive officers to achieve goals each year that we believe will result in significant increases in stockholder value over the longer term, and to align their interests with those of our stockholders. In 2012, approximately 83% of our chief executive officer's total compensation was performance-based, 89% of which was attributable to longer-term, equity-based compensation. Under these programs, our named executive officers are rewarded for the achievement of our near-term and longer-term financial and strategic goals, and for driving corporate financial performance.

We believe that our compensation programs are strongly aligned with the long-term interests of our stockholders. We believe that, through the combination of our equity-based incentive compensation program and executive stock ownership guidelines, the interests of our executives are strongly aligned with those of our long-term stockholders — namely, increasing stockholder value over time. Accordingly, long-term equity incentive

awards are a key component of our executive compensation program. In fiscal year 2012, such equity incentive awards, mainly in the form of performance share awards and stock options, represented between 64% to 74% of our named executive officers' aggregate compensation. Stock options more closely align the long-term interests of our executives with those of our stockholders because the recipient will only realize a return on the option if our stock price increases over the life of the option. In addition, awards of stock options align with our growth strategy and provide significant financial upside if our growth objectives are achieved, while placing a significant portion of our executives' compensation at risk if our objectives are not achieved. We also believe that awarding performance shares with both performance and service conditions further aligns our executives' interest with those of the Company's stockholders since such performance shares will only be issued to the executive if the Company achieves pre-established financial and/or operational performance metrics, and the executive remains employed by the Company for an extended period of time (i.e., to receive all shares earned based on actual performance, the executive would typically need to remain employed for three years from when the performance share award is granted).

We provide a competitive executive compensation program for our industry. The Compensation Committee of our Board, with assistance from compensation consultants, annually reviews our executive compensation program to ensure that it is competitive with the companies in our industry with which we compete for executive talent. We target the median of our comparison group for our base salary and short-term incentive compensation levels, and, for fiscal year 2012, between the median and 75th percentile for equity-based incentive compensation, with the opportunity to earn above those incentive levels based on performance. This positioning places greater emphasis on long-term results, alignment with stockholder interests, as well as long-term retention. We also feel that this level of executive compensation enables us to attract and retain the executive talent necessary to meet our business objectives.

We are committed to having strong governance standards with respect to our compensation program, procedures and practices. Our compensation programs are built upon our strong corporate governance framework, described elsewhere in this Proxy Statement, and demonstrated, in part, by our policies prohibiting our directors and executive officers from hedging or pledging their economic interests in Company securities and from engaging in any short-term, speculative securities transactions, including purchasing securities on margin, engaging in short sales or buying or selling put or call options. We have adopted Executive Officer and Director Stock Ownership programs that require our executive officers and non-employee directors to hold a significant equity interest in the Company with the objective of more closely aligning the interests of our executive officers and directors with those of our stockholders. In addition, as part of its commitment to strong corporate governance and best practices, our Compensation Committee has retained an independent compensation consultant. Our Compensation Committee has also incorporated compensation analytical tools such as market data, tally sheets, compensation history for each executive and walk-away analysis as part of its annual executive compensation review. Our Compensation Committee has also implemented equity compensation grant procedures, an annual process to assess the efficacy of our company-wide compensation programs and a risk management program, which includes an ongoing evaluation of the relationship between our compensation programs and risk.

Recommendation

As we describe in the Compensation Discussion and Analysis section of this Proxy Statement, our executive compensation program embodies a pay-for-performance philosophy that supports our business strategy and aligns the interests of our executives with our stockholders. In addition, our Board of Directors believes that the Company's financial performance over the last fiscal year, including the increased share price of our common stock, demonstrates that our executive compensation program was designed appropriately and is working effectively to support long-term value creation.

Our Board of Directors is asking stockholders to approve a non-binding advisory vote on the following resolution:

> RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation paid to the Company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the compensation discussion and analysis, the compensation tables and any related material disclosed in this Proxy Statement.

As an advisory vote, this proposal is not binding and will not overrule any decision by the Company or the Board of Directors (or any committee thereof), create or imply any change to the fiduciary duties of the Company or the Board of Directors (or any committee thereof), or create or imply any additional fiduciary duties for the Company or the Board of Directors (or any committee thereof). However, our Compensation Committee and Board of Directors value the opinions expressed by our stockholders in their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for named executive officers.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS BY VOTING "*FOR*" PROPOSAL NO. 3

PROPOSAL 4

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected KPMG LLP as the Company's independent registered public accounting firm for the current fiscal year ending September 27, 2013 ("fiscal year 2013"), and has further directed that management submit the selection of the independent registered public accounting firm for ratification by the stockholders at the Annual Meeting. KPMG LLP was the independent registered public accounting firm for the Company for the fiscal year ended September 28, 2012, and has been the independent registered public accounting firm for the Company's predecessor, Alpha Industries, Inc., since 1975. We are asking the stockholders to ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm for fiscal year 2013.

Representatives of KPMG LLP are expected to attend the Annual Meeting. They will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate stockholder questions.

Stockholder ratification of the selection of KPMG LLP as the Company's independent registered public accounting firm is not required by the Company's By-laws or other applicable legal requirements. However, the Audit Committee is submitting the selection of KPMG LLP to the stockholders for ratification as a matter of good corporate practice. The affirmative vote of a majority of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote on such matter at the Annual Meeting is required to approve the selection of KPMG LLP as the Company's independent registered public accounting firm. In the event stockholders fail to ratify the appointment, the Audit Committee may reconsider this appointment. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the Company's and stockholders' best interests.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "*FOR*" THE RATIFICATION OF THE SELECTION OF KPMG LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR FISCAL YEAR 2013

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of Skyworks' Board of Directors is responsible for providing independent, objective oversight of Skyworks' accounting functions and internal controls. The Audit Committee is composed of five directors, each of whom is independent within the meaning of applicable NASDAQ Rules and meets the criteria for independence set forth in Rule 10A-3(b)(1) under the Exchange Act. The Audit Committee operates under a written charter approved by the Board of Directors.

Management is responsible for the Company's internal control and financial reporting process. The Company's independent registered public accounting firm is responsible for performing an independent audit of Skyworks' consolidated financial statements in accordance with generally accepted auditing standards and for issuing a report concerning such financial statements. The Audit Committee's responsibility is to monitor and oversee these processes.

In connection with these responsibilities, the Audit Committee met with management and representatives of KPMG LLP, the Company's independent registered public accounting firm, and reviewed and discussed the audited financial statements for the fiscal year ended September 28, 2012, results of the internal and external audit examinations, evaluations of the Company's internal controls and the overall quality of Skyworks' financial reporting. The Audit Committee also discussed with the independent registered public accounting firm the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. In addition, the Audit Committee has received the written disclosures and the letter from its independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence and has discussed with the independent registered public accounting firm the independent registered public accounting firm's independence from the Company and its management, including the matters in the written disclosures and letter which were received by the committee from such firm.

Based upon the Audit Committee's review and discussions described above, the Audit Committee recommended that the Board of Directors include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended September 28, 2012, as filed with the SEC.

THE AUDIT COMMITTEE

Kevin L. Beebe
Moiz M. Beguwala
Balakrishnan S. Iyer
David J. McLachlan
Robert A. Schriesheim, Chairman

AUDIT FEES

KPMG LLP provided audit services to the Company consisting of the annual audit of the Company's 2012 consolidated financial statements contained in the Company's Annual Report on Form 10-K and reviews of the financial statements contained in the Company's Quarterly Reports on Form 10-Q for fiscal year 2012. The following table summarizes the fees of KPMG LLP billed to the Company for the last two fiscal years.

Fee Category	Fiscal Year 2012	% of Total	Fiscal Year 2011	% of Total
Audit Fees(1)	$1,622,100	94%	$1,534,600	89%
Audit-Related Fees(2)	6,000	—	83,000	5%
Tax Fees(3)	104,000	6%	77,500	4%
All Other Fees(4)	2,000	—	27,000	2%
Total Fees	$1,734,100	100%	$1,722,100	100%

(1) Audit fees consist of fees for the audit of our annual financial statements, review of the interim financial statements included in our quarterly reports on Form 10-Q, statutory audits and related filings in various foreign locations and audit procedures related to acquisition activity during fiscal years 2012 and 2011. Fiscal year 2012 and 2011 audit fees also included fees for services incurred in connection with rendering an opinion under Section 404 of the Sarbanes Oxley Act.

(2) Audit related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit and the review of our financial statements and which are not reported under "Audit Fees." Audit-related fees reported in fiscal year 2012 relate to the review of registration statement auditor consents to incorporate by reference in prior year financial statement opinions in Form S-8 filings. Audit related fees reported in fiscal year 2011 relate to the review of registration statement auditor consents to incorporate by reference in prior year financial statement opinions in Form S-4 and Form S-8 filings.

(3) Tax fees consist of fees for tax compliance, tax advice and tax planning services. Tax compliance services, which primarily relate to the review of our U.S. tax returns, accounted for $79,000 and $47,000 of the total tax fees for fiscal year 2012 and 2011, respectively. Fiscal year 2012 and 2011 tax fees also include approximately $25,000 and $30,000 of fees, respectively, for tax advice and planning services related to acquisition activity during the year.

(4) All other fees for fiscal year 2012 relate to fees incurred for licenses to accounting and research software. All other fees for fiscal year 2011 include fees for limited due diligence support provided in connection with potential acquisitions in addition to fees incurred for licenses to accounting research software.

In 2003, the Audit Committee adopted a formal policy concerning approval of audit and non-audit services to be provided to the Company by its independent registered public accounting firm, KPMG LLP. The policy requires that all services to be provided by KPMG LLP, including audit services and permitted audit-related and non-audit services, must be pre-approved by the Audit Committee. The Audit Committee pre-approved all audit and non-audit services provided by KPMG LLP during fiscal 2012 and fiscal 2011.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis included herein with management, and based on the review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement for the 2013 Annual Meeting of the Stockholders.

THE COMPENSATION COMMITTEE

Kevin L. Beebe
Timothy R. Furey, Chairman
David P. McGlade
Robert A. Schriesheim

INFORMATION ABOUT EXECUTIVE AND DIRECTOR COMPENSATION

Summary and 2012 Overview

As we began fiscal 2012, the global economy continued to dig itself out from the recessionary conditions stemming from the global financial crisis and the outlook, while more positive than it had been in past years, remained uncertain amid concerns over growth prospects. During fiscal 2012, moderate economic growth started to return to developing countries, but growth in most developed countries remained sluggish and, in many places, economies continued to contract. Unemployment remained stubbornly high, especially in the developed countries and personal income growth stagnated, which continued to hinder the recovery process. The cumulative impact of actions taken in the European Union helped to improve global financial markets during late fiscal 2012, but general economic uncertainty and restraint among lending institutions remained. Further, while economic growth in East Asia and the Pacific Rim picked up in the second half of 2012, investment and industrial activity in the United States was unusually weak during 2012 likely due to uncertainty over the stance of fiscal policy in the run up to November's elections and the end-of-2012 "fiscal cliff". At the same time, we continued to face intense competition from a number of significant, well established competitors.

Despite the economic uncertainty and intensely competitive marketplace, and driven by our desire for continuous improvement, we set ambitious expectations for our financial and operational performance in fiscal 2012, and correspondingly challenging performance targets for both our short-term and long-term executive incentive compensation programs. During the first half of fiscal 2012, while we saw improvement in our financial performance over the same periods in fiscal 2011, our performance did not meet several of the aggressive short-term incentive targets we set for our executive officers. That trend continued during the second half of fiscal 2012, and our full year fiscal 2012 performance fell short of our full year financial and operational performance goals. As a result, we made payments to our named executive officers under our annual Executive Incentive Plan ranging from 33% to 60% of target bonus (as described in the "*Short-Term Incentives*" section below).

On the other hand, we exceeded operational and financial targets established for performance share awards made under our long-term equity incentive program. Specifically, with respect to the performance share awards granted to our named executive officers for fiscal 2012, we significantly exceeded the "target" performance levels and, accordingly, we issued one-third of the shares earned to the named executive officers after fiscal year end (i.e., at 176% of target level, as more fully described in footnote 1 of the "*Outstanding Equity Awards at Fiscal Year End Table*" below). Consistent with our goal of aligning executive officers' interests with that of stockholders over the longer term, however, executive officers will only receive the full number of earned shares if they remain employed with the Company through mid-November 2014.

COMPENSATION DISCUSSION AND ANALYSIS

Who Sets Compensation for Senior Executives?

The Compensation Committee, which is comprised solely of independent directors within the meaning of applicable NASDAQ Rules, outside directors within the meaning of Section 162 of the Internal Revenue Code ("IRC") and non-employee directors within the meaning of Rule 16b-3 under the Exchange Act, is responsible for determining all components and amounts of compensation to be paid to our Chief Executive Officer, our Chief Financial Officer and each of our other executive officers, as well as any other officers or employees who report directly to the Chief Executive Officer.

This Compensation Discussion and Analysis section discusses the compensation policies and programs for our Chief Executive Officer, our Chief Financial Officer and our three next most highly paid executive officers during fiscal 2012 as determined under the rules of the SEC. We refer to this group of executive officers as our "Named Executive Officers."

How has the Company taken into account the results of the Stockholder Vote on Executive Compensation at the 2012 Annual Meeting?

At our 2012 Annual Meeting of Stockholders, approximately 92% of the votes cast approved the compensation of the Company's Named Executive Officers as disclosed in the proxy statement delivered to our stockholders in connection with the 2012 Annual Meeting. We understood this to mean that stockholders generally approved of our compensation policies and determinations in 2012. However, our Compensation Committee still undertook a review of our compensation policies and determinations following the 2012 Annual Meeting. Our Compensation Committee retained the services of Aon/Radford Consulting ("Aon/Radford") to assist it with that review and to advise it on executive compensation matters. After the review and taking into consideration evolving best practices in executive compensation by public companies generally, upon the recommendation of our Compensation Committee, we determined not to make any significant changes to our executive compensation decisions and policies. The Compensation Committee periodically reviews the goals we would like to achieve through our executive compensation practices and explores ways to modify those practices to either achieve new goals or to enhance our ability to achieve existing goals.

What are the Objectives of Our Compensation Program?

The objectives of our executive compensation program are to attract, retain and motivate highly qualified executives to operate our business, and to link the compensation of those executives to improvements in the Company's financial performance and increases in stockholder value. Accordingly, the Compensation Committee's goals in establishing our executive compensation program include:

(1) ensuring that our executive compensation program is competitive with a group of companies in the semiconductor industry with which we compete for executive talent;

(2) providing a base salary that serves as the foundation of a compensation package that attracts and retains the executive talent needed to achieve our business objectives;

(3) providing short-term variable compensation that motivates executives and rewards them for achieving Company financial performance targets;

(4) providing long-term stock-based compensation that aligns the interest of our executives with stockholders and rewards them for increases in stockholder value; and

(5) ensuring that our executive compensation program is perceived as fundamentally fair to all of our employees.

How Do We Determine the Components and Amount of Compensation to Pay?

The Compensation Committee sets compensation for the Named Executive Officers, including salary, short-term incentives and long-term stock-based awards, at levels generally intended to be competitive with the compensation of comparable executives in semiconductor companies with which the Company competes for executive talent.

Retention of Compensation Consultant

The Compensation Committee has engaged Aon/Radford to assist the Compensation Committee in determining the components and amount of executive compensation. Aon/Radford reports directly to the Compensation Committee, through its chairperson, and the Compensation Committee retains the right to terminate or replace the consultant at any time. The consultant advises the Compensation Committee on such compensation matters as are requested by the Compensation Committee. The Compensation Committee considers the consultant's advice on such matters in addition to any other information or factors it considers relevant in making its compensation determinations.

The Compensation Committee has considered the relationships that Aon/Radford has with the Company, the members of the Compensation Committee and our executive officers, as well as the policies that Aon/Radford has in place to maintain its independence and objectivity, and has determined that Aon/Radford's work for the Compensation Committee has not raised any conflicts of interest.

Role of Chief Executive Officer

The Compensation Committee also considers the recommendations of the Chief Executive Officer regarding the compensation of each of his direct reports, including the other Named Executive Officers. These recommendations include an assessment of each individual's responsibilities, experience, performance and contribution to the Company's performance, and also generally take into account internal factors such as historical compensation and level in the organization, in addition to external factors such as the current environment for attracting and retaining executives.

Establishment of Comparator Group Data

In determining compensation for each of the Named Executive Officers, the committee utilizes "Comparator Group" data for each position. For fiscal year 2012, the Compensation Committee approved Comparator Group data consisting of a 50/50 blend of (i) Aon/Radford survey data of 24 semiconductor companies (where sufficient data was not available in the Aon/Radford semiconductor survey data — for example, for a VP/General Manager position — the Comparator Group data also included survey data regarding high-technology companies) and (ii) the public "peer" group data for 17 publicly-traded semiconductor companies with which the Company competes for executive talent:

*Analog Devices
*Avago Technologies
*Broadcom
*Cree
*Cypress Semiconductor
*Fairchild Semiconductor
*International Rectifier
*Intersil
*Linear Technology
*LSI Logic
*Maxim Integrated Products
*Microchip Technology
*National Semiconductor
*ON Semiconductor
*RF Micro Devices
*Silicon Laboratories
*TriQuint Semiconductor

Utilization of Comparator Group Data

The Compensation Committee annually compares the components and amounts of compensation that we provide to our Chief Executive Officer and other Named Executive Officers with the components and amounts of compensation provided to their counterparts in the Comparator Group and uses this comparison data as a guideline in its review and determination of base salaries, short-term incentives and long-term stock-based compensation awards. In addition, in setting fiscal year 2012 compensation, the Compensation Committee sought and received input from its consultant regarding the base salaries for the Chief Executive Officer and each of his direct reports, the award levels and performance targets relating to the short-term incentive program for executive officers, and the individual stock-based compensation awards for executive officers, as well as the related vesting schedules.

After reviewing the data and considering the input, the Compensation Committee established (and the full Board of Directors was advised of) the base salary, short-term incentive target and long-term stock-based compensation award for each Named Executive Officer. In establishing individual compensation, the Compensation Committee also considered the input of the Chief Executive Officer, as well as the individual experience and performance of each executive.

In determining the compensation of our Chief Executive Officer, our Compensation Committee focused on (i) competitive levels of compensation for chief executive officers who are leading a company of similar size and complexity, (ii) the importance of retaining a chief executive officer with the strategic, financial and leadership

skills necessary to ensure our continued growth and success, (iii) our Chief Executive Officer's role relative to the other Named Executive Officers, (iv) input from the full board of directors on our Chief Executive Officer's performance and (v) the considerable length of our Chief Executive Officer's 18 years of service to the Company. Aon/Radford advised the Compensation Committee that the base salary, annual performance targets and short-term incentive target opportunity, and equity-based compensation established by the Compensation Committee for 2012 were competitive for chief executive officers leading companies of similar size and complexity in the semiconductor industry. Our Chief Executive Officer was not present during the voting or deliberations of the Compensation Committee concerning his compensation. As stated above, however, the Compensation Committee did consider the recommendations of the Chief Executive Officer regarding the compensation of all of his direct reports, including the other Named Executive Officers.

What are the Components of Executive Compensation?

The key elements of compensation for our Named Executive Officers are base salary, short-term incentives, long-term stock-based incentives, 401(k) plan retirement benefits, medical, dental, vision, life and disability insurance, and financial planning benefits. Consistent with our objective of ensuring that executive compensation is perceived as fair to all employees, the Named Executive Officers do not receive any retirement benefits beyond those generally available to our full-time employees, and we do not provide medical, dental, vision or other insurance benefits to Named Executive Officers that are different from those offered to other full-time employees.

Base Salary

Base salaries provide our executive officers with a degree of financial certainty and stability. The Compensation Committee determines a competitive base salary for each executive officer using the Comparator Group data and input provided by its consultant. Based on these factors, base salaries of the Named Executive Officers for fiscal year 2012 were generally targeted at the Comparator Group median, with consideration given to role, responsibility, performance and length of service. After taking these factors into account, the base salary for each Named Executive Officer for fiscal year 2012 increased on average 3.8% from his base salary in 2011, and ranged from an increase of 2.7% to 5.3%.

Short-Term Incentives

Our short-term incentive compensation plan for executive officers is established annually by the Compensation Committee. For fiscal year 2012, the Compensation Committee adopted the 2012 Executive Incentive Plan (the "Incentive Plan"). The Incentive Plan established short-term incentive awards that could be earned semi-annually by certain officers of the Company, including the Named Executive Officers, based on the Company's achievement of certain corporate performance goals established on a semi-annual basis. Short-term incentive compensation is intended to motivate and reward executives by tying a significant portion of their total compensation to the Company's achievement of pre-established performance goals that are generally short-term (i.e., less than one year). In connection with the Incentive Plan, the Compensation Committee sets a range of short-term compensation that can be earned by each executive officer pursuant to the Incentive Plan, based on the Comparator Group data, which is expressed as a percentage of the named executive officer's base salary and which corresponds to the level of achievement of the performance goals. The low end of that range, referred to as the "threshold" percentage, is equal to the amount of compensation payable to the executive if the level of achievement of each performance goal applicable to the executive was at the minimum set by the Compensation Committee to be eligible to receive a payment for that goal under the Incentive Plan (referred to as the "threshold" level). At the threshold payout level, the short-term compensation was designed to result in a payout less than the median short-term compensation of the Comparator Group. The middle of the range, referred to as the "target" percentage, is equal to the amount of short-term compensation payable to the executive if the level of achievement of each performance goal applicable to the executive met the expectations set by the Compensation Committee (referred to as the "target" level). Achievement of all performance goals at the "target" level would result in a short-term

compensation payout equal to the "target" percentage, which is designed to be the median short-term compensation paid by the Company's Comparator Group. The high end of the range, referred to as the "maximum" percentage, is equal to the amount of compensation payable to the executive if the level of achievement of each performance goal applicable to the executive reached the high-end target set by the Compensation Committee for such goal. Achievement of all performance goals at the "maximum" level would result in a short-term compensation payout at the "maximum" level, which is designed to be above the median short-term compensation paid by the Company's Comparator Group. Absent an exercise of discretion by the Compensation Committee, the total short-term compensation paid to each executive would not exceed the "maximum" percentage and, in the event that the level of achievement of all performance goals was below the "threshold" level, would result in no short-term compensation payment being made to the executive. The following table shows the range of short-term compensation that each Named Executive Officer could earn in fiscal year 2012 as a percentage of such executive officer's annual base salary.

	Threshold	Target	Maximum
Chief Executive Officer	62.5%	125%	250%
Chief Financial Officer and Executive Vice Presidents	37.5%	75%	150%
Other Named Executive Officer	35%	70%	140%

The actual total amount of short-term compensation payable to an executive depends on the level of achievement of each performance goal assigned to him. The performance goals are a mixture of Company-specific and business unit-specific goals, the per-executive composition of which is determined by the Compensation Committee. With respect to each executive, each performance goal assigned to that executive is given a weighting by the Compensation Committee that represents the percentage of the total short-term compensation payable under the Incentive Plan to the executive if that performance goal is achieved. As in fiscal year 2011, for fiscal year 2012, the Compensation Committee split the Incentive Plan into two six month performance periods, with the executive eligible to earn up to half of his annual short-term incentive compensation with respect to each six month period. For the first half of fiscal year 2012, the performance goals focused on achieving revenue, non-GAAP gross margin and non-GAAP operating margin targets, in addition to product design win metrics. For the second half of fiscal year 2012, the Committee established performance goals based on achieving revenue, non-GAAP gross margin, and non-GAAP operating income targets. The weighting of the performance goals for fiscal year 2012 for each Named Executive Officer was as follows:

Performance Goals — Fiscal 2012 First Half

	Revenue	Non-GAAP Operating Margin %	Non-GAAP Gross Margin %	Product Design Wins
President and Chief Executive Officer; Vice President and Chief Financial Officer	40%	40%	N/A	20%
Executive Vice Presidents	30% (based on business unit)	45% (20% based on corporate and 25% based on business unit)	N/A	25%
Senior Vice President, Worldwide Operations	40%	N/A	40%	20%

Performance Goals — Fiscal 2012 Second Half

	Revenue	Non-GAAP Operating Income $	Non-GAAP Gross Margin %
President and Chief Executive Officer; Vice President and Chief Financial Officer, Executive Vice Presidents and Senior Vice President, Worldwide Operations	20%	40%	40%

The revenue performance goal is based on the Company's reported GAAP revenue. The Non-GAAP Operating Income performance goal is based on the Company's non-GAAP operating income, which it calculates by excluding from GAAP operating income for the applicable period, stock compensation expense, restructuring-related charges, acquisition-related expenses, litigation settlement gains and losses and certain deferred executive compensation. The Non-GAAP Gross Margin performance goal is based on the Company's non-GAAP gross margin, which it calculates by excluding from GAAP gross profit for the applicable period, stock compensation expense, restructuring-related charges and acquisition-related expenses. The Product Design Wins performance goal is based on the total number and the quality or difficulty of achievement of design/installation projects awarded to or contracted by the Company from a pre-established list of such projects. Where the table above indicates that a performance goal was based on the achievement of the goal by a business unit, the performance goal was defined in the same manner, but only the results of the applicable business unit were taken into account in setting the achievement levels and measuring performance.

In determining the weightings between performance goals for each Named Executive Officer, the Compensation Committee's aim was to align the short-term compensation of each Named Executive Officer with overall corporate operating strategy. For instance, the performance goals for the Chief Executive Officer, Vice President and Chief Financial Officer and Senior Vice President, Worldwide Operations were designed to focus such executives on improving the Company's competitive position and achieving overall profitable growth for the Company. The performance goals for the Company's former Executive Vice President and General Manager, Front-End Solutions (who was an executive officer of the Company on September 28, 2012, but whose employment with the Company ended on December 3, 2012) and Executive Vice President and General Manager, High Performance Analog (who was promoted to Executive Vice President and Corporate General Manager on November 20, 2012) were designed to focus those executives on business unit performance (i.e., securing design wins for new products and expanding the Company's customer base).

The Compensation Committee then determines with respect to each performance goal the "threshold," "target" and "maximum" levels of achievement, which correspond to the matching descriptions set forth above. For Company performance goals, the levels of achievement will be consistent across the executives to which such goals apply. The Compensation Committee sets the performance goals, weightings and "threshold," "target" and "maximum" levels of achievement on a semi-annual basis.

At the end of each six month period, the Compensation Committee determines the total amount of short-term compensation payable to each executive for such period by comparing the actual level of achievement of each performance goal assigned to such executive against the "threshold," "target" and "maximum" levels of achievement that it set for that performance goal. The Compensation Committee determines the amount of short-term compensation the executive is eligible to receive with respect to each performance goal as follows:

- If the level of achievement for that performance goal falls below the "threshold" level, then the executive will not earn any short-term compensation with respect to that performance goal (absent an exercise of discretion by the Compensation Committee).

- If the level of achievement for that performance goal is equal to the "threshold," "target" or "maximum" level, then the executive earns the product obtained by *multiplying* (i) the "threshold," "target" or "maximum" percentage, as applicable, *times* (ii) the executive's base salary for the relevant six month period *times* (iii) the weighting assigned to that performance goal.
- If the level of achievement for the performance goal falls in between either the "threshold" and "target" levels or the "target" and "maximum" levels, the executive would earn short-term compensation equal to the short-term compensation payable at the "threshold" or "target" level, respectively, *plus* a pro rata amount of the difference between the short-term compensation payable for that performance goal at, respectively, the "threshold" and "target" levels or the "target" and "maximum" levels.
- Absent an exercise of discretion by the Compensation Committee, if the level of achievement for the performance goal exceeds the "maximum" level, the executive will only earn the amount payable for achievement at the "maximum" level.

The computation of each executive's short-term compensation under the Incentive Plan is not a weighted average of the level of achievement across all performance goals, but rather an evaluation of each performance goal individually, a determination of the portion of the total eligible bonus allocated to that performance goal that can be earned and a summation of those amounts.

The target level performance goals established by the Compensation Committee under the Incentive Plan are based on the Company's historical operating results and growth rates as well as the Company's expected future results, and are designed to require significant effort and operational success on the part of our executives and the Company. The maximum level performance goals established by the Committee have historically been difficult to achieve and are designed to represent outstanding performance that the Committee believes should be rewarded. Typically, financial performance goals are set with the expectation that the "target" level will be higher than the consensus analyst estimates for the Company. The "target" level for non-financial performance goals are generally set with the expectation that if the actual results are achieved that such achievement would result in a significant positive impact on the Company.

The Incentive Plan stipulated that all payouts to executives under the Incentive Plan were conditioned upon the Company achieving a performance goal based on non-GAAP operating income (after accounting for any incentive award payments, including those to be made under the Incentive Plan) at the "threshold" level. In addition, pursuant to the terms of the Incentive Plan, actual payments for the first six month performance period are capped at 80% of the award earned, with 20% of the award held back until the end of the fiscal year to ensure sustained financial performance. Any amounts held back are subsequently paid after the end of the fiscal year provided that the financial performance established in the first six months of the year is sustained throughout the fiscal year and that the executive remains employed with the Company at the time of payment. The Compensation Committee retains the discretion, based on the recommendation of the Chief Executive Officer, to make payments even if the threshold performance metrics are not met or to make payments in excess of the maximum level if the Company's performance exceeds the maximum metrics. The Compensation Committee believes it is appropriate to retain this discretion in order to make short-term compensation awards in extraordinary circumstances.

For the first half of fiscal 2012, the Company's level of achievement of each performance goal was as follows:

Fiscal 2012 Performance Goal Achievement — First Half


Maximum
Target
Threshold
Below Threshold
Below Threshold
Revenue
Non-GAAP Operating Margin %
Non-GAAP Gross Margin %
Product Design Wins

Accordingly, each of the Chief Executive Officer, the Vice President and Chief Financial Officer, the former Executive Vice President and General Manager, Front-End Solutions and the Executive Vice President and General Manager, High Performance Analog earned a short-term compensation award for the first half of fiscal 2012 equal to approximately 29%, 18%, 10% and 30% of his annual base salary, respectively. The Compensation Committee exercised its discretion to increase the short-term compensation award payments to employees of the Company's Worldwide Operations group who participated in either the Incentive Plan (which included the Senior Vice President, Worldwide Operations) or a non-executive short-term incentive compensation plan maintained by the Company by twenty-five percent (25%) due to the impact unanticipated pricing pressures had on the Company's financial results. This increase was funded by reducing the first half incentive plan payments to employees of a business unit (which did not include any executive officers) such that the overall, aggregate incentive payments made by the Company under both the Incentive Plan and the non-executive short-term incentive plans were equal to the payments that would have been made had the Compensation Committee not exercised any discretion. As a result of the Compensation Committee exercising such discretion, the Senior Vice President, Worldwide Operations received a first half short-term compensation award equal to approximately 9% of his annual base salary instead of 7% of his annual base salary.

Consistent with the Incentive Plan (and the other non-executive employee incentive plans), actual payments for the first half performance period of fiscal 2012 were capped at 80% of the award earned, with 20% of the award held back until the end of the fiscal year to ensure sustained financial performance. The amount held back was subsequently paid after the end of fiscal 2012 since the Company sustained its financial performance throughout fiscal 2012.

For the second half of fiscal 2012, the Company's level of achievement of each performance goal was as follows:

Fiscal 2012 Performance Goal Achievement — Second Half


Maximum
Target
Threshold
Below Threshold
Revenue
Non-GAAP Operating Income $
Non-GAAP Gross Margin %

Accordingly, each of the Chief Executive Officer, the Vice President and Chief Financial Officer, the former Executive Vice President and General Manager, Front-End Solutions, the Executive Vice President and General Manager, High Performance Analog, and the Senior Vice President, Worldwide Operations earned a short-term compensation award for the second half of fiscal 2012 equal to approximately 25%, 15%, 15%, 15% and 14% of his annual base salary, respectively. In addition, the 20% "holdback" of the short-term compensation award for the first half of fiscal 2012 was paid out to each executive officer after the end of the fiscal 2012 due to the Company's sustained financial performance.

For the full fiscal year, the total payments under the Incentive Plan to each of the Chief Executive Officer (who was eligible to earn 125% of his annual base salary at the "target" performance level for fiscal 2012), and the Vice President and Chief Financial Officer, the former Executive Vice President and General Manager, Front-End Solutions, the Executive Vice President and General Manager, High Performance Analog (each of whom was eligible to earn 75% of his annual base salary at the "target" performance level for fiscal 2012), and the Senior Vice President, Worldwide Operations (who was eligible to earn 70% of his annual base salary at the "target" performance level for fiscal 2012), earned approximately 54%, 33%, 25%, 45% and 23% of his annual base salary, respectively.

Long-Term Stock-Based Compensation

The Compensation Committee generally makes long-term stock-based compensation awards to executive officers on an annual basis. Long-term stock-based compensation awards are intended to align the interests of our executive officers with our stockholders, and to reward our executive officers for increases in stockholder value over long periods of time (i.e., greater than one year). It is the Company's practice to make stock-based compensation awards to executive officers in November of each year at a pre-scheduled Compensation Committee meeting. For fiscal 2012, the Compensation Committee made awards to executive officers, including certain Named Executive Officers, on November 10, 2011, at a regularly scheduled Compensation Committee meeting.

Stock options awarded to executive officers at the meeting had an exercise price equal to the closing price of the Company's common stock on the meeting date.

In making stock-based compensation awards to executive officers for fiscal year 2012, the Compensation Committee first reviewed the Comparator Group data to determine the percentage of the total number of outstanding shares of stock that companies in the Comparator Group typically made available for annual awards under employee equity compensation programs. The Compensation Committee then set the number of shares of the Company's common stock that would be made available for annual executive officer equity awards at approximately the median of the Comparator Group after its evaluation of the Company's business needs for attraction and retention of executives, internal and external circumstances impacting the Company and its employees and RiskMetrics/ISS guidelines. The Compensation Committee then reviewed the Comparator Group by executive position to determine the allocation of the available shares among the executive officers from the overall pool the Committee made available for equity awards for fiscal 2012. The Compensation Committee then used that data and the Comparator Group data to determine a dollar value equivalent for the long-term equity-based award for each executive officer. Forty percent (40%) of that dollar equivalent value served as the basis for determining a number of stock options to award to the executive using an estimated Black-Scholes value, and the remaining sixty percent (60%) of the dollar equivalent value served as the basis for determining a number of performance share awards for the executive using the fair market value of the Company's common stock on the date of such award and an assumption that the Company would achieve the "target" level of performance required to earn the performance share award. The Compensation Committee's rationale for awarding performance shares is to further align the executive's interest with those of the Company's stockholders by using equity-awards that will vest only if the Company achieves pre-established performance metrics. A description of the performance share awards, the method by which they vest and the related performance metrics is set forth below in the "*Grants of Plan Based Awards*" table.

Other Compensation and Benefits

We also provide other benefits to our executive officers that are intended to be part of a competitive overall compensation program and are not tied to any company performance criteria. Consistent with the Compensation Committee's goal of ensuring that executive compensation is perceived as fair to all stakeholders, the Company offers medical, dental, vision, life and disability insurance plans to executive officers under the same terms as such benefits are offered to all other employees. Additionally, executive officers are permitted to participate in the Company's 401(k) Savings and Investment Plan and Employee Stock Purchase Plan under the same terms as all other employees. The Company does not provide executive officers with any enhanced retirement benefits (i.e., executive officers are subject to the same limits on contributions as other employees, as the Company does not offer any SERP or other similar non-qualified deferred compensation plan), and they are eligible for 401(k) company-match contributions under the same terms as other employees. In fiscal year 2012, the Company offered executives the opportunity to participate in financial planning services through Ayco at a cost of $13,000 per executive paid by the Company. Other than Mr. Freyman, none of the Named Executive Officers elected to participate in the Company-paid program. Although Mr. Aldrich receives financial planning services from Ayco, he personally pays for such services.

Although certain Named Executive Officers were historically provided an opportunity to participate in the Company's Executive Compensation Plan (the "Executive Compensation Plan") — an unfunded, non-qualified deferred compensation plan, under which participants were allowed to defer a portion of their compensation — as a result of deferred compensation legislation under Section 409A of the IRC, effective December 31, 2005, the Company no longer permits employees to make contributions to the plan. Although the Company had discretion to make additional contributions to the accounts of participants while the Executive Compensation Plan was active, it never did so.

Severance and Change of Control Benefits

None of our executive officers, including the Named Executive Officers, has an employment agreement that provides a specific term of employment with the Company. Accordingly, the employment of any such employee may be terminated at any time. We do provide certain benefits to our Named Executive Officers upon certain qualifying terminations and in connection with terminations under certain circumstances following a change of control. A description of the material terms of our severance and change of control arrangements with the Named Executive Officers can be found immediately below and further below under the *"Potential Payments Upon Termination or Change of Control"* section below.

The Company believes that severance protections can play a valuable role in recruiting and retaining superior talent. Severance and other termination benefits are an effective way to offer executives financial security to incent them to forego an opportunity with another company. These agreements also protect the Company as the Named Executive Officers are bound by restrictive non-compete and non-solicit covenants for two years after termination of employment. Outside of the change in control context, severance benefits are payable to the Named Executive Officers if their employment is involuntarily terminated by the Company without cause and, in the case of the Chief Executive Officer, if he terminates his own employment for good reason (as defined in the agreement). In addition, provided he forfeits certain equity awards and agrees to serve on the Company's Board of Directors for a minimum of two years, the Chief Executive Officer is entitled to certain severance benefits upon termination of his employment for any reason. The Compensation Committee believes that this provision facilitates his retention with the Company. The level of each Named Executive Officer's severance or other termination benefit is generally tied to his respective annual base salary and any short-term incentive earned.

Additionally, the Named Executive Officers would receive enhanced severance and other benefits if their employment terminated under certain circumstances in connection with a change in control of the Company. These benefits are described in detail under the *"Potential Payments Upon Termination or Change of Control"* section below. The Named Executive Officers are also entitled to receive a tax gross-up payment (with a $500,000 cap for Named Executive Officers other than the Chief Executive Officer) if they become subject to the 20% golden parachute excise tax imposed by Section 4999 of the IRC, as the Company believes that the executives should be able to receive their contractual rights to severance without being subject to punitive excise taxes. The Company further believes these enhanced severance benefits are appropriate because the occurrence, or potential occurrence, of a change in control transaction would likely create uncertainty regarding the continued employment of each Named Executive Officer, and these enhanced severance protections encourage the Named Executive Officers to remain employed with the Company through the change in control process and to focus on enhancing stockholder value both before and during the change in control process.

Lastly, each Named Executive Officer's outstanding unvested stock options and restricted stock awards (if any) fully vest upon the occurrence of a change in control. In addition, each outstanding performance share award shall be deemed earned as to (a) the "target" performance level if the change of control occurs during the performance period or (b) the number of shares deemed earned under the award based on actual performance if the performance period ends on or before the change of control occurs. The Company believes this accelerated vesting is appropriate given the importance of long-term equity awards in our executive compensation program and the uncertainty regarding the continued employment of Named Executive Officers that typically occurs in a change in control context. The Company's view is that this vesting protection helps assure the Named Executive Officers that they will not lose the expected value of their equity awards because of a change in control of the Company and encourages the Named Executive Officers to remain employed with the Company through the change in control process and to focus on enhancing stockholder value both before and during the process.

Executive Officer Stock Ownership Requirements

We have adopted an Executive Officer Stock Ownership program that requires our executive officers (including our Named Executive Officers) to hold a significant equity interest in Skyworks with the objective of more closely aligning the interests of our executive officers with those of our stockholders. The minimum number of shares of our common stock that the Executive Officer ownership guidelines require our Named Executive Officers to hold while serving in their capacity as executive officers is as follows:

Position	Minimum Share Requirement:
President and Chief Executive Officer	The lower of (a) the number of shares with a fair market value equal to six (6) times current base salary or (b) 382,200 shares.
VP and Chief Financial Officer; Executive Vice President and Corporate General Manager; Senior Vice President, Worldwide Operations	The lower of (a) the number of shares with a fair market value equal to 2.5 times current base salary or (b) 89,800, 95,000 or 92,500 shares, respectively.

For purposes of the Executive Officer Ownership program, the fair market value of a person's holding is based on the average closing price per share of the Company's common stock as reported on the NASDAQ Global Select Market (or if the Shares are not then traded on such market, such other market on which the Shares are traded) for the 12-month period ending with the determination date. As of January 15, 2013, all of our Named Executive Officers were in compliance with the stock ownership guidelines.

In addition, in January 2013, each of Skyworks' executive officers entered into a trading plan intended to comply with the guidelines specified under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, or a 10b5-1 Plan. A trading plan designed to comply with Rule 10b5-1 permits an employee of the Company to enter into a written plan for the sale of securities of the Company with a third party at a time when the employee is not aware of material nonpublic information and to have a third party subsequently sell those securities on behalf of the employee in accordance with the schedule specified in such trading plan at the time it is entered into, regardless of whether the employee is aware of material nonpublic information at the time of such sale so long as the employee has no ability to influence the timing of sales under the plan after he or she has entered into the plan (other than at a subsequent time when the employee is not aware of any material nonpublic information). Pursuant to each such 10b5-1 Plan, common stock of the Company held by the executive officer party to such 10b5-1 Plan will be sold on behalf of each such executive officer from time to time in accordance with the provisions of the 10b5-1 Plan without any further input, involvement or action on behalf of such executive officer. Such plans will remain in effect until after the end of fiscal year 2013 (unless modified or terminated).

Compliance with Internal Revenue Code Section 162(m)

Section 162(m) of the Code generally disallows a tax deduction for compensation in excess of $1 million paid to our Chief Executive Officer and our three other officers (other than our Chief Executive Officer and Chief Financial Officer) whose compensation is required to be disclosed to our stockholders under the Exchange Act by reason of being our three other most highly compensated executive officers. Certain compensation, including qualified performance-based compensation, will not be subject to the deduction limit if certain requirements are met. The Compensation Committee reviews the potential effect of Section 162(m) periodically and generally seeks to structure the compensation of our executive officers in a manner that is intended to avoid disallowance of deductions under Section 162(m). However, the Compensation Committee reserves the right to use its judgment to authorize compensation payments that may be subject to the limit when the Compensation Committee believes such payments are appropriate and in the best interests of the Company and our stockholders, after taking into consideration changing business conditions and the performance of our employees.

Compensation Tables for Named Executive Officers

Summary Compensation Table

The following table summarizes compensation earned by, or awarded or paid to, our Named Executive Officers for fiscal year 2012, fiscal year 2011 and fiscal year 2010.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
David J. Aldrich	2012	$657,500	$1,717,200	$1,196,219	$ 358,963	$13,948	$3,943,830
President and Chief Executive Officer	2011	$635,100	$2,856,000	$1,476,137	$ 955,830	$12,880	$5,935,947
	2010	$609,000	$1,508,750	$1,109,614	$1,106,510	$12,879	$4,346,753
Donald W. Palette	2012	$373,300	$ 667,800	$ 398,740	$ 122,374	$12,533	$1,574,747
Vice President and	2011	$357,800	$ 952,000	$ 492,046	$ 350,243	$11,318	$2,163,407
Chief Financial Officer	2010	$338,500	$ 506,940	$ 355,076	$ 368,874	$11,500	$1,580,890
Gregory L. Waters	2012	$418,700	$ 667,800	$ 398,740	$ 104,100	$11,242	$1,600,582
former Executive Vice President and	2011	$407,200	$ 952,000	$ 492,046	$ 375,179	$11,042	$2,237,467
General Manager, Front-End Solutions(4)	2010	$390,000	$ 506,940	$ 355,076	$ 382,434	$10,942	$1,645,392
Liam K. Griffin	2012	$397,800	$ 667,800	$ 398,740	$ 180,863	$20,471	$1,665,674
Executive Vice President and General	2011	$378,100	$ 952,000	$ 492,046	$ 425,650	$44,480	$2,292,276
Manager, High Performance Analog(5)	2010	$357,500	$ 506,940	$ 355,076	$ 341,653	$28,108	$1,589,277
Bruce J. Freyman	2012	$378,900	$ 610,560	$ 358,866	$ 86,674	$24,762	$1,459,762
Senior Vice President,	2011	$368,900	$ 952,000	$ 492,046	$ 385,148	$24,042	$2,222,136
Worldwide Operations	2010	$355,500	$ 470,730	$ 332,884	$ 371,307	$10,942	$1,541,363

(1) The amounts in the Stock Awards and Option Awards columns represent the grant date fair values, computed in accordance with the provisions of ASC 718-*Compensation-Stock Compensation* ("ASC 718") of performance share awards, restricted stock and stock options awarded during the applicable fiscal year, with estimated forfeiture rates applied to restricted stock and stock option awards. For fiscal years 2010, 2011 and 2012, the maximum grant date fair values of the Stock Awards would be two times (2 x) the amount shown in the table. For a description of the assumptions used in calculating the fair value of equity awards under ASC 718, see Note 11 of the Company's financial statements included in the Company's Annual Report on Form 10-K filed with the SEC on November 21, 2012 (the "Form 10-K").

(2) Reflects amounts paid to the Named Executive Officers pursuant to the executive incentive plan adopted by the Compensation Committee for each year indicated. For the first and second half of fiscal year 2011, as well as the second half of fiscal year 2010, the portion of the respective executive incentive plan attributable to Company performance above the "target" performance metric was paid in the form of unrestricted common stock of the Company as follows: Mr. Aldrich (FY 2010: $497,500; FY 2011 $318,800), Mr. Palette (FY 2010: $165,800; FY 2011 $98,900), Mr. Waters (FY 2010: $148,400; FY 2011 $137,700), Mr. Griffin (FY 2010: $127,200; FY 2011 $159,700) and Mr. Freyman (FY 2010: $158,000; FY 2011 $126,100). The number of shares awarded in lieu of cash was based on the fair market value of the Company's common stock on May 11, 2010, and November 9, 2010, with respect to fiscal year 2010, and May 11, 2011, and November 10, 2011, with respect to fiscal year 2011, which are the respective dates that the payments under the respective executive incentive plans were approved by the Compensation Committee. For fiscal year 2012, no common stock was awarded in lieu of cash since the Company did not exceed any "target" performance metric included in the Incentive Plan.

(3) "All Other Compensation" includes the Company's contributions to the executive's 401(k) plan and the cost of group term life insurance premiums. Mr. Griffin's amount also includes subsidized mortgage and other relocation expenses of $17,768, $33,933 and $9,662 for fiscal years 2010, 2011 and 2012, respectively. Mr. Freyman's amount includes financial planning services of $13,000.

(4) Mr. Waters' employment with the Company ended on December 3, 2012.

(5) Mr. Griffin was promoted to Executive Vice President and Corporate General Manager on November 20, 2012.

Grants of Plan-Based Awards Table

The following table summarizes all grants of plan-based awards made to the Named Executive Officers in fiscal year 2012, including incentive awards payable under our Fiscal Year 2011 Executive Incentive Plan.

		Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option
Name	**Grant Date**	**Threshold ($)**	**Target ($)**	**Maximum ($)**	**Threshold (#)**	**Target (#)**	**Maximum (#)**	**(#)**	**(#)(3)**	**($/Sh) (4)**	**Awards(5)**
David J. Aldrich . . . . . . President and Chief Executive Officer	11/10/2011	$412,500	$825,000	$1,650,000	45,000	90,000	180,000	—	150,000	$19.08	$2,913,419
Donald W. Palette . . . . . Vice President and Chief Financial Officer	11/10/2011	$140,625	$281,250	$ 562,500	17,500	35,000	70,000	—	50,000	$19.08	$1,066,540
Gregory L. Waters . . . . . *former* Executive Vice President and General Manager, Front-End Solutions(6)	11/10/2011	$157,500	$315,000	$ 630,000	17,500	35,000	70,000	—	50,000	$19.08	$1,066,540
Liam K. Griffin . . . . . . Executive Vice President and General Manager, High Performance Analog(7)	11/10/2011	$150,000	$300,000	$ 600,000	17,500	35,000	70,000	—	50,000	$19.08	$1,066,540
Bruce J. Freyman . . . . . Senior Vice President, Worldwide Operations	11/10/2011	$133,000	$266,000	$ 532,000	16,000	32,000	64,000	—	45,000	$19.08	$ 969,426

(1) Actual performance between either the "threshold" and "target" levels or the "target" and "maximum" levels results in an issuance of a number of shares equal to the number of shares issuable at the "threshold" or "target" level under the performance share award ("PSA") granted by the Company, respectively, *plus* a pro rata amount of the difference between the number of shares issuable under the PSA at, respectively, the "threshold" and "target" levels or the "target" and "maximum" levels. The amounts actually paid to the Named Executive Officers under the Incentive Plan are shown above in the *"Summary Compensation Table"* above under *"Non-Equity Incentive Plan Compensation."*

(2) Represents PSAs granted on November 10, 2011, under the Company's Amended and Restated 2005 Long-Term Incentive Plan (the "FY12 PSAs"). The FY12 PSAs have both "performance" and "continued employment" conditions that must be met in order for the executive to receive shares underlying the award. The "performance" condition guides the initial eligibility of the grantee to receive shares under the PSA and compares the non-GAAP operating margin achieved (related to 50% of the shares underlying the award) and the key product design wins obtained (related to the other 50% of the shares underlying the award) during the performance period against a range of pre-established targets. The Compensation Committee determines the low end of the range based on the minimum performance that would be acceptable to the Company to justify a payout. The high end of the range represents a best case performance scenario. The middle of the range is referred to by the Company as the "target" level and represents the expected performance of the Company. The number of shares issuable under the FY12 PSAs correspond to the level of achievement of the performance goals. The target level of shares is determined with reference to the competitive level of long-term equity compensation determined by the Compensation Committee in the manner described above. Performance at the "threshold" level results in an issuance of a number of shares equal to one-half (½) the "target" share level, and performance at the "maximum" level results in the issuance of a number of shares equal to two times (2 x) the "target" share level. Performance in between either the "threshold" and "target"

levels or the "target" and "maximum" levels result in an issuance of a number of shares equal to the number of shares issuable at the "threshold" or "target" level, respectively, *plus* a pro rata amount of the difference between the number of shares issuable under the FY12 PSAs at, respectively, the "threshold" and "target" levels or the "target" and "maximum" levels. The "continued employment" condition of the FY12 PSAs provides that, to the extent that the non-GAAP operating margin and key product design win performance metrics are met for the fiscal year, then one-third (33⅓%) of the total shares for which the performance metric was met would be issuable to the executive on the first anniversary of the grant date, the next one-third (33⅓%) of such shares would be issuable to the executive on the second anniversary of the grant date (the "Second Issuance Date"), and the final one-third (33⅓%) of such shares would be issuable to the executive on the third anniversary of the grant date (the "Third Issuance Date"), provided that the executive remains employed by the Company through each such vesting date. In the event of termination by reason of death or permanent disability, the holder of an FY12 PSA (or his or her estate) would receive any shares that would have been issuable thereunder during the remaining term of the award (i.e., earned but unissued shares).

(3) The options vest over four years at a rate of 25% per year commencing one year after the date of grant and on each subsequent anniversary of the grant date for the following three years, provided the executive remains employed by the Company. Options may not be exercised more than three months after the executive ceases to be employed by the Company, except in the event of termination by reason of death or permanent disability, in which event the option may be exercised for specific periods not exceeding one year following termination.

(4) Stock options awarded to executive officers had an exercise price equal to the closing price of the Company's common stock on the grant date.

(5) Amount reflects the grant date fair values of stock options and PSAs granted on November 10, 2011, computed in accordance ASC 718.

(6) Mr. Waters' employment with the Company ended on December 3, 2012.

(7) Mr. Griffin was promoted to Executive Vice President and Corporate General Manager on November 20, 2012.

Outstanding Equity Awards at Fiscal Year End Table

The following table summarizes the unvested stock awards and all stock options held by the Named Executive Officers as of the end of fiscal year 2012.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised options (#) Exercisable	Number of Securities Underlying Unexercised options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Note Vested (#)(1)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
David J. Aldrich	180,000	—	—	$ 9.33	11/6/2014	—	$—	314,031	$7,398,570
President and Chief	225,000	75,000(3)	—	$ 7.18	11/4/2015				
Executive Officer	125,000	125,000(4)	—	$12.07	11/10/2016				
	41,250	123,750(5)	—	$23.80	11/9/2017				
	—	150,000(6)	—	$19.08	11/10/2018				
Donald W. Palette	—	22,500(3)	—	$ 7.18	11/4/2015	—	$—	109,897	$2,589,173
Vice President and	40,000	40,000(4)	—	$12.07	11/10/2016				
Chief Financial Officer	—	41,250(5)	—	$23.80	11/9/2017				
	—	50,000(6)	—	$19.08	11/10/2018				
Gregory L. Waters	—	25,000(3)	—	$ 7.18	11/4/2015	—	$—	109,897	$2,589,173
former Executive Vice President	—	40,000(4)	—	$12.07	11/10/2016				
And General Manager,	—	41,250(5)	—	$23.80	11/9/2017				
Front-End Solutions(7)	—	50,000(6)	—	$19.08	11/10/2018				
Liam K. Griffin	—	25,000(3)	—	$ 7.18	11/4/2015	—	$—	109,897	$2,589,173
Executive Vice President	—	40,000(4)	—	$12.07	11/10/2016				
And General Manager,	—	41,250(5)	—	$23.80	11/9/2017				
High Performance Analog(8)	—	50,000(6)	—	$19.08	11/10/2018				
Bruce J. Freyman	—	22,500(3)	—	$ 7.18	11/4/2015	—	$—	104,917	$2,471,845
Senior Vice President,	37,500	37,500(4)	—	$12.07	11/10/2016				
Worldwide Operations	13,750	41,250(5)	—	$23.80	11/9/2017				
	—	45,000(6)	—	$19.08	11/10/2018				

(1) Reflects shares issuable under the FY12 PSAs (awarded on November 10, 2011, as described in footnote 2 of the "*Grants of Plan-Based Awards Table*" above) at the "target" level, as well as two-thirds (66%) of the shares issuable under the PSAs granted on November 9, 2010 under the Company's 2005 Long-Term Incentive Plan (the "FY11 PSAs") and one third (33%) of shares issuable under the PSAs granted on November 10, 2009 under the Company's 2005 Long-Term Incentive Plan (the "FY10 PSAs") at the "actual" level. Other than having only one performance metric — "non-GAAP operating margin" for the FY10 PSAs and "non-GAAP gross margin" for the FY11 PSAs — the FY11 PSAs and FY10 PSAs have the same terms and conditions as the FY12 PSAs described in footnote 2 of the "*Grants of Plan-Based Awards Table*" above. With respect to the FY12 PSAs, the Company achieved 87.8% of the "maximum" level for the performance metrics (after adjusting non-GAAP operating margin to exclude the operational impact of the Advanced Analogic Technologies Incorporated acquisition that closed on January 10, 2012) and, accordingly, on November 12, 2012, the Company issued one-third of the number of shares earned by each executive under his FY12 PSA, and held back the other two-thirds of such earned shares for possible issuance on the Second and Third Issuance Dates provided the executive meets the continued employment condition. Regarding the FY11 PSAs, the Company has previously achieved 89.3% of the "maximum" level for the performance metric and, accordingly, on November 10, 2011, and November 9, 2012, the Company issued one-third of each executive's earned shares under the FY11 PSAs. Each executive will receive the final one-third of such earned shares under the FY11 PSAs on or about November 9, 2013 provided that the executive remains employed with the

Company on such date. Regarding the FY10 PSAs, the Company achieved 100% of the "maximum" level and, accordingly, on November 10, 2010, November 10, 2011, and November 12, 2012, the Company issued one-third of each executive's earned shares under the FY10 PSAs because each such employee was employed on those dates.

(2) Reflects a price of $23.56 per share, which was the closing sale price of the Company's common stock on the NASDAQ Global Select Market on September 28, 2012.

(3) These options were granted on November 4, 2008, and vested at a rate of 25% on each anniversary of the grant date until they became fully vested on November 4, 2012.

(4) These options were granted on November 10, 2009, and vest at a rate of 25% on each anniversary of the grant date through November 10, 2013.

(5) These options were granted on November 9, 2010, and vest at a rate of 25% on each anniversary of the grant date through November 9, 2014.

(6) These options were granted on November 10, 2011, and vest at a rate of 25% on each anniversary of the grant date through November 10, 2015.

(7) Mr. Waters' employment with the Company ended on December 3, 2012. Pursuant to the terms of the Company's equity incentive plans governing the awards to Mr. Waters, upon his termination Mr. Waters forfeited all unvested performance share awards and unvested non-qualified stock option awards. Further, any vested and unexercised non-qualified stock option awards held by Mr. Waters expire on the date that is twelve months after the date of termination of his employment (or such earlier date of termination of such options by their terms).

(8) Mr. Griffin was promoted to Executive Vice President and Corporate General Manager on November 20, 2012.

Option Exercises and Stock Vested Table

The following table summarizes the Named Executive Officers' option exercises and stock award vesting during fiscal year 2012.

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)(1)**	**Value Realized on Vesting ($)(2)**
David J. Aldrich President and Chief Executive Officer	529,254	$9,578,466	401,242	$8,294,609
Donald W. Palette Vice President and Chief Financial Officer	91,250	$1,710,155	99,550	$2,034,312
Gregory L. Waters *former* Executive Vice President and General Manager, Front-End Solutions(3)	71,250	$1,191,839	105,245	$2,157,359
Liam K. Griffin Executive Vice President and General Manager, High Performance Analog(4)	71,250	$1,200,094	135,245	$2,796,959
Bruce J. Freyman Senior Vice President, Worldwide Operations	112,500	$2,321,141	105,070	$2,156,433

(1) Reflects one-third of the shares earned under the FY11 PSAs that were issued on November 9, 2011 to Mr. Aldrich (72,909 shares), Mr. Palette (24,303 shares), Mr. Waters (24,303 shares), Mr. Griffin (24,303 shares) and Mr. Freyman (24,303 shares), as well as one-third of the shares earned under the FY10 PSAs that were issued on November 10, 2011 to Mr. Aldrich (82,500 shares), Mr. Palette (27,720 shares), Mr. Waters (27,720 shares), Mr. Griffin (27,720 shares) and Mr. Freyman (25,740 shares), as well as one-third of the FY09 PSAs that were issued on November 4, 2011, to Mr. Aldrich (95,833 shares), Mr. Palette (30,027 shares), Mr. Waters (33,222 shares), Mr. Griffin (33,222 shares) and Mr. Freyman (30,027 shares). In addition, the amount reflects certain of the 2009 Replacement PSAs (as defined below) that were issued on November 7, 2011, to Mr. Aldrich (150,000 shares), Mr. Palette (17,500 shares), Mr. Waters (20,000 shares), Mr. Griffin (50,000 shares) and Mr. Freyman (25,000 shares).

On June 4, 2009, each Named Executive Officer had the opportunity to forfeit an outstanding performance share award dated November 6, 2007, that such executive had previously been granted (the "2007 PSA") and receive, in its place, the following equity awards:

(x) a restricted stock award (the "2009 Replacement RSA") covering shares equal to the "Threshold/Nominal" tranche of shares of the Company's common stock that could be earned under the executive's 2007 PSA, which shares would vest on or about November 6, 2010, provided the Named Executive Officer continued his employment with the Company through such date, and

(y) an IRC Section 162(m) compliant performance share award (the "2009 Replacement PSA", and together with the 2009 Replacement RSA, the "2009 Replacement Awards") pursuant to which the executive would receive a number of shares of the Company's common stock equal to the aggregate amount of the "target" and "maximum/stretch" tranches of shares of the Company's common stock that could be earned under the 2007 PSA, if certain conditions are satisfied.

Each of the Named Executive Officers accepted the Company's offer and agreed to have his 2007 PSA cancelled and replaced with the 2009 Replacement Awards. The maximum number of shares issued under the 2009 Replacement Awards for each Named Executive Officer on June 10, 2009, was equal to the maximum number of shares that would have been issuable to such executive under his cancelled 2007 PSA. The 2009

Replacement Awards consisted of (a) the 2009 Replacement RSAs that vested on November 6, 2010, as follows: Mr. Aldrich (150,000 shares), Mr. Palette (17,500 shares), Mr. Waters (20,000 shares), Mr. Griffin (50,000 shares) and Mr. Freyman (25,000 shares); and (b) the 2009 Replacement PSAs as follows (which represents the number of shares that could have been received under each such executive's 2007 PSA if the "maximum/stretch" tranches of shares were earned): Mr. Aldrich (300,000 shares), Mr. Palette (35,000 shares), Mr. Waters (40,000 shares), Mr. Griffin (100,000 shares) and Mr. Freyman (50,000 shares). The 2009 Replacement PSAs had both "relative stock performance" and "continued employment" conditions that had to be met in order for the executive to receive any shares underlying the award. The "relative stock performance" condition provided that if the percentage change in the price of Skyworks' common stock as compared to a "peer group" of companies during a specified "measuring period" exceeded the 60th percentile of such peer group, then the "target" price level change would have been met and 50% of the total shares covered by the PSA would be earned, subject to the continued employment condition. If the percentage change in the price of Skyworks' common stock exceeded the 70th percentile of the peer group then the "maximum" price level change would have been met and 100% of the shares subject to the PSA would be earned, subject to the continued employment condition. The percentage change in the price of the common stock of the Company, as well as each member of the peer group, during the Measurement Period was determined by comparing (x) the average of such entity's stock price for the ninety (90) day period beginning on November 6, 2007 to (y) the average of the entity's stock price for the ninety (90) day period ending on November 6, 2010. For purposes of calculating the average price of the common stock of an entity during such ninety (90) day periods, only "trading days" (days on which the NASDAQ Global Select Market is open for trading) were used in such calculation, and trading volume on any such trading day was not factored into such calculation. For purposes of the 2009 Replacement PSAs, the "Measurement Period" was deemed to have started on November 6, 2007, and ended on November 6, 2010. The "continued employment" condition provided that, if the relative stock price performance condition is met for either the "target" or "maximum" level, then 50% of the total shares for which the relative stock price performance metric was met would be issuable to the executive on or about November 6, 2010, and the other 50% of such total shares would be issuable to the executive on or about November 6, 2011, provided that the executive is employed with Skyworks through such date(s). In the event of termination by reason of death or permanent disability after the measurement date of a 2009 Replacement PSA (but before shares are issued), the holder (or his or her estate) would receive the number of shares that would have been issuable thereunder based on the actual performance of the Company. In November 2010, the Company determined that the change in the price of the Company's common stock had exceeded the 70th percentile of its peer group and as a result the "maximum" relative stock performance level had been met and therefore 100% of the shares subject to the PSA were eligible for issuance subject to the continued employment condition. On each of November 6, 2010, and November 7, 2011, the Company issued one-half of each executive's earned shares since each executive met the continued employment condition.

(2) Represents the aggregate fair market value of the stock awards on the applicable vesting dates.

(3) Mr. Waters' employment with the Company ended on December 3, 2012.

(4) Mr. Griffin was promoted to Executive Vice President and Corporate General Manager on November 20, 2012.

Nonqualified Deferred Compensation Table

In prior fiscal years, certain executive officers were provided an opportunity to participate in the Company's Executive Compensation Plan, an unfunded, non-qualified deferred compensation plan, under which participants were allowed to defer a portion of their compensation, as a result of deferred compensation legislation under Section 409A of the IRC. The Company has not permitted employees to make contributions to the Executive Compensation Plan since December 31, 2005. Mr. Aldrich is the only Named Executive Officer that participated in the Executive Compensation Plan. Mr. Aldrich's contributions are credited with earnings/losses based upon the

performance of the investments he selects. Upon retirement, as defined in the Executive Compensation Plan, or other separation from service, or, if so elected, upon any earlier change in control of the Company, a participant is entitled to a payment of his or her vested account balance, either in a single lump sum or in annual installments, as elected in advance by the participant. Although the Company had discretion to make additional contributions to the accounts of participants while it was active, it never made any company contributions.

The following table summarizes the aggregate earnings in the fiscal year 2012 for Mr. Aldrich under the Executive Compensation Plan.

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregated Earnings in Last Fiscal Year ($)	Aggregated Withdrawals/ Distributions ($)	Aggregated Balance at Last Fiscal Year-End ($)(1)
David J. Aldrich, ... President and Chief Executive Officer	$—	$—	$159,240	$—	$843,797

(1) Balance as of September 28, 2012. This amount is comprised of Mr. Aldrich's individual contributions and the return/(loss) generated from the investment of those contributions.

Potential Payments Upon Termination or Change of Control

Chief Executive Officer

In January 2008, the Company entered into an amended and restated Change of Control / Severance Agreement with Mr. Aldrich (the "Aldrich Agreement"). The Aldrich Agreement sets out severance benefits that become payable if, within two (2) years after a change of control, Mr. Aldrich either (i) is involuntarily terminated without cause or (ii) voluntarily terminates his employment. The severance benefits provided to Mr. Aldrich in such circumstances will consist of the following: (i) a payment equal to two and one-half times (2½ x) the sum of (A) his annual base salary immediately prior to the change of control and (B) his annual short-term incentive award (calculated as the greater of (x) the average short-term incentive awards received for the three years prior to the year in which the change of control occurs or (y) the target annual short-term incentive award for the year in which the change of control occurs); (ii) all then outstanding stock options will remain exercisable for a period of thirty (30) months after the termination date (but not beyond the expiration of their respective maximum terms); and (iii) continued medical benefits for a period of eighteen (18) months after the termination date. The foregoing payments are subject to a gross-up payment for any applicable excise taxes incurred under Section 4999 of the IRC. Additionally, in the event of a change of control, Mr. Aldrich's Agreement provides for full acceleration of the vesting of all then outstanding stock options and restricted stock awards and partial acceleration of any outstanding performance share awards ("PSAs").

The Aldrich Agreement also sets out severance benefits outside of a change of control that become payable if, while employed by the Company, Mr. Aldrich either (i) is involuntarily terminated without cause or (ii) terminates his employment for good reason. The severance benefits provided to Mr. Aldrich under either of these circumstances will consist of the following: (i) a payment equal to two times (2 x) the sum of (A) his annual base salary immediately prior to such termination and (B) his annual short-term incentive award (calculated as the greater of (x) the average short-term incentive awards received for the three (3) years prior to the year in which the termination occurs or (y) the target annual short-term incentive award for the year in which the termination occurs); and (ii) full acceleration of the vesting of all outstanding stock options and restricted stock awards, with such stock options to remain exercisable for a period of two (2) years after the termination date (but not beyond the expiration of their respective maximum terms), and, with respect to any PSAs outstanding, shares subject to such award would have been deemed earned to the extent any such shares would have been earned pursuant to the terms of such award

as of the day prior to the date of such termination (without regard to any continued service requirement) (collectively, "Severance Benefits"). In the event of Mr. Aldrich's death or disability, all outstanding stock options will vest in full and remain exercisable for a period of twelve (12) months following the termination of employment (but not beyond the expiration of their respective maximum terms).

In addition, the Aldrich Agreement provides that if Mr. Aldrich voluntarily terminates his employment after January 1, 2010, subject to certain notice requirements and his availability to continue to serve on the Board of Directors of the Company and as chairman of a committee thereof for up to two (2) years, he shall be entitled to the Severance Benefits; provided however, that all Company stock options, stock appreciation rights, restricted stock, and any other equity-based awards, which were both (a) granted to him in the eighteen (18) month period prior to such termination and (b) scheduled to vest more than two (2) years from the date of such termination, will be forfeited.

The Aldrich Agreement is intended to be compliant with Section 409A of the IRC. Additionally, the Aldrich Agreement requires Mr. Aldrich to sign a release of claims in favor of the Company before he is eligible to receive any benefits under the agreement, and contains non-compete and non-solicitation provisions applicable to him while he is employed by the Company and for a period of twenty-four (24) months following the termination of his employment.

On November 23, 2010, the Company modified the Aldrich Agreement as follows: (1) the initial term of the Agreement was extended for three (3) years until January 22, 2014, at which time the Agreement will renew on an annual basis for up to five (5) additional one (1) year periods, unless at least 90 days prior to the end of the initial term or the then-current additional term, either party provides written notice that the Aldrich Agreement should not be extended; and (2) in order to ensure that any PSAs issued to Mr. Aldrich continue to be treated as performance based compensation under Section 162(m) of the IRC, the Agreement was amended such that if Mr. Aldrich is involuntarily terminated or terminates his employment for good reason or for no reason, he will be entitled to receive only the number of performance shares under outstanding PSAs that he would have received had he actually remained employed through the end of the performance period applicable to such PSAs. All other terms and conditions of the Agreement remain the same.

Other Named Executive Officers

In January 2008, the Company entered into Change of Control / Severance Agreements with each of Bruce J. Freyman, Liam K. Griffin, Donald W. Palette and Gregory L. Waters (each a "COC Agreement"). Each COC Agreement sets out severance benefits that become payable if, within twelve (12) months after a change of control, the executive either (i) is involuntarily terminated without cause or (ii) terminates his employment for good reason. The severance benefits provided to the executive in such circumstances will consist of the following: (i) a payment equal to two times (2 x) the sum of (A) his annual base salary immediately prior to the change of control and (B) his annual short-term incentive award (calculated as the greater of (x) the average short-term incentive awards received for the three (3) years prior to the year in which the change of control occurs or (y) the target annual short-term incentive award for the year in which the change of control occurs); (ii) all then outstanding stock options will remain exercisable for a period of eighteen (18) months after the termination date (but not beyond the expiration of their respective maximum terms); and (iii) continued medical benefits for eighteen (18) months after the termination date. The foregoing payments are subject to a gross-up payment limited to a maximum of $500,000 for any applicable excise taxes incurred under Section 4999 of the IRC. Additionally, in the event of a change of control, each COC Agreement provides for full acceleration of the vesting of all then outstanding stock options and restricted stock awards and partial acceleration of any outstanding performance share awards. In the case of Mr. Freyman's COC Agreement, the severance payment due will be paid out in bi-weekly installments over a twelve (12) month period.

Each COC Agreement also sets out severance benefits outside a change of control that become payable if, while employed by the Company, the executive is involuntarily terminated without cause. The severance benefits provided to the executive under such circumstance will consist of the following: (i) a payment equal to the sum of (x) his annual base salary and (y) any short-term incentive award then due; and (ii) all then vested outstanding stock options will remain exercisable for a period of twelve (12) months after the termination date (but not beyond the expiration of their respective maximum terms). In the case of Mr. Freyman's COC Agreement, any severance payment due will be paid out in bi-weekly installments over a twelve (12) month period. In the event of the executive's death or disability, all outstanding stock options will vest and remain exercisable for a period of twelve (12) months following the termination of employment (but not beyond the expiration of their respective maximum terms).

Each COC Agreement is intended to be compliant with Section 409A of the IRC and has an initial two (2) year term, which is thereafter renewable on an annual basis for up to five (5) additional years upon mutual agreement of the Company and the executive. Additionally, each COC Agreement requires that the executive sign a release of claims in favor of the Company before he is eligible to receive any benefits under the agreement, and, except for Mr. Freyman's COC Agreement, each contains non-compete and non-solicitation provisions applicable to the executive while he is employed by the Company and for a period of twenty-four (24) months following the termination of his employment. Mr. Freyman's COC Agreement contains non-solicitation provisions applicable to him while he is employed by the Company and for a period of twelve (12) months following the termination of his employment.

The terms "change in control," "cause," and "good reason" are each defined in the COC Agreements. Change in control means, in summary: (i) the acquisition by a person or a group of 40% or more of the outstanding stock of Skyworks; (ii) a change, without Board of Directors approval, of a majority of the Board of Directors of Skyworks; (iii) the acquisition of Skyworks by means of a reorganization, merger, consolidation or asset sale; or (iv) the approval of a liquidation or dissolution of Skyworks. Cause means, in summary: (i) deliberate dishonesty that is significantly detrimental to the best interests of Skyworks; (ii) conduct constituting an act of moral turpitude; (iii) willful disloyalty or insubordination; or (iv) incompetent performance or substantial or continuing inattention to or neglect of duties. Good reason means, in summary: (i) a material diminution in base compensation or authority, duties or responsibility, (ii) a material change in office location, or (iii) any action or inaction constituting a material breach by Skyworks of the terms of the agreement.

The following table summarizes the payments and benefits that would be made to the Named Executive Officers under their change of control/severance agreements with the Company in the following circumstances as of September 28, 2012:

- termination without cause or for good reason in the absence of a change of control;
- termination without cause or for good reason after a change of control;
- after a change of control not involving a termination of employment for good reason or for cause; and
- in the event of termination of employment because of death or disability.

The following table does not reflect any equity awards made after September 28, 2012.

Name	Benefit	Before Change in Control: Termination w/o Cause or for Good Reason (1)	After Change in Control: Termination w/o Cause or for Good Reason (1)	Upon Change in Control (1)	Death/ Disability (1)
David J. Aldrich	Salary and Short-Term Incentive(4)	$ 2,970,000	$ 3,712,500	$ —	$ —
President and Chief Executive Officer(2)(5)	Accelerated Options	3,336,750	3,336,750	3,336,750	3,336,750
	Accelerated Restricted Stock	—	—	—	—
	Accelerated Performance Shares	9,001,593	9,001,593	9,001,593	9,001,593
	Medical	—	22,214	—	—
	Excise Tax Gross-Up(3)	—	—	—	—
	TOTAL	**$15,308,343**	**$16,073,057**	**$12,338,343**	**$12,338,343**
Donald W. Palette	Salary and Short-Term Incentive(4)	$ 375,000	$ 1,312,500	$ —	$ —
Vice President and Chief Financial Officer	Accelerated Options	—	1,052,150	1,052,150	1,052,150
	Accelerated Restricted Stock	—	—	—	—
	Accelerated Performance Shares	—	3,212,571	3,212,571	3,212,571
	Medical	—	23,805	—	—
	Excise Tax Gross-Up(3)	—	—	—	—
	TOTAL	**$ 375,000**	**$ 5,601,026**	**$ 4,264,721**	**$ 4,264,721**
Gregory L. Waters	Salary and Short-Term Incentive(4)	$ 420,000	$ 1,470,000	$ —	$ —
former Executive Vice President and General Manager, Front-End Solutions(6)	Accelerated Options	—	1,093,100	1,093,100	1,093,100
	Accelerated Restricted Stock	—	—	—	—
	Accelerated Performance Shares	—	3,212,571	3,212,571	3,212,571
	Medical	—	23,805	—	—
	Excise Tax Gross-Up(3)	—	—	—	—
	TOTAL	**$ 420,000**	**$ 5,799,476**	**$ 4,305,671**	**$ 4,305,671**
Liam K. Griffin	Salary and Short-Term Incentive(4)	$ 400,000	$ 1,432,110	$ —	$ —
Executive Vice President and General Manager, High Performance Analog(7)	Accelerated Options	—	1,093,100	1,093,100	1,093,100
	Accelerated Restricted Stock	—	—	—	—
	Accelerated Performance Shares	—	3,212,571	3,212,571	3,212,571
	Medical	—	23,805	—	—
	Excise Tax Gross-Up(3)	—	—	—	—
	TOTAL	**$ 400,000**	**$ 5,761,586**	**$ 4,305,671**	**$ 4,305,671**
Bruce J. Freyman	Salary and Short-Term Incentive(4)	$ 380,000	$ 1,322,086	$ —	$ —
Senior Vice President, Worldwide Operations	Accelerated Options	—	1,001,025	1,001,025	1,001,025
	Accelerated Restricted Stock	—	—	—	—
	Accelerated Performance Shares	—	3,041,808	3,041,808	3,041,808
	Medical	—	22,214	—	—
	Excise Tax Gross-Up(3)	—	—	—	—
	TOTAL	**$ 380,000**	**$ 5,387,133**	**$ 4,042,833**	**$ 4,042,833**

(1) Reflects a price of $23.56 per share, which was the closing sale price of the Company's common stock on the NASDAQ Global Select Market on September 28, 2012. Excludes Mr. Aldrich's contributions to deferred compensation plan as there have been no employer contributions.

(2) "Good Reason" termination in change in control circumstances for Mr. Aldrich includes voluntarily terminating employment following such change in control.

(3) Other than Mr. Aldrich, the Named Executive Officer's excise tax gross-up is capped at $500,000. Based on the information set forth in the table above, no Named Executive Officer would have received any gross-up in fiscal year 2012.

(4) Amounts for termination "Before Change in Control w/o Cause" for all executive officers (except Mr. Aldrich) exclude any Incentive Plan payment since there is typically no payment then due under the plan. Amount for termination "Before Change in Control w/o Cause or for Good Reason" for Mr. Aldrich reflects an Incentive Plan payment at the "target" level since the three (3) year average of his incentive plan payments was less than his FY12 Incentive Plan payment at the "target" level. The amount for each executive for termination "After Change in Control" (other than Messrs. Aldrich, Palette and Waters) reflects an Incentive Plan payment equal to the three (3) year average of the actual incentive payments made for fiscal years 2011, 2010 and 2009, since such average is greater than the "target" payout level; for Messrs. Aldrich, Palette and Waters, amounts reflect an Incentive Plan payment at the "target" level since the three (3) year average of actual incentive payments made for each executive was less than their respective FY12 Incentive Plan payment at the "target" level. Amounts shown do not reflect the value of accrued vacation/paid time off to be paid upon termination as required by law.

(5) In the event Mr. Aldrich voluntarily terminated his employment outside of a change of control as of September 28, 2012, he would have received $13,743,618, comprised of the following: cash ($2,970,000); accelerated options ($3,000,750); and accelerated performance share awards ($7,772,868).

(6) On December 3, 2012, Mr. Waters' employment was terminated and, pursuant to his COC Agreement, the Company made a lump sum payment to him of $420,000 on January 10, 2013. Mr. Waters will not be paid any additional amounts pursuant to his COC Agreement, and none of the hypothetical amounts set forth in the table above will be paid to Mr. Waters going forward.

(7) Mr. Griffin was promoted to Executive Vice President and Corporate General Manager on November 20, 2012.

Director Compensation

Cash Compensation

Directors who are not employees of the Company are paid, in quarterly installments, an annual retainer of $50,000. Additional annual retainers for Chairman and/or committee service (paid in quarterly installments) are as follows: the Chairman of the Board ($30,000); the Chairman of the Audit Committee ($20,000); the Chairman of the Compensation Committee ($15,000); the Chairman of the Nominating and Governance Committee ($10,000); non-chair member of Audit Committee ($10,000); non-chair member of Compensation Committee ($7,500); and non-chair member of Nominating and Corporate Governance Committee ($5,000). In addition, the Compensation Committee continues to retain discretion to recommend to the full Board of Directors that additional cash payments be made to a non-employee director(s) for extraordinary service during a fiscal year.

Equity-Compensation

During fiscal 2012, under the terms of our 2008 Director Long-Term Incentive Plan, as then in effect, any newly appointed non-employee directors would have received an initial equity grant comprised of a combination of stock options and restricted stock having an aggregate Black-Scholes value targeted between the 50th and 75th percentile of the director equity compensation component of the Comparator Group, with the stock option having an exercise price equal to the fair market value of the common stock on the date of grant. As of January 2013, and going forward, any newly appointed non-employee directors will receive an initial equity grant comprised

of a combination of stock options and restricted stock having an aggregate value of approximately $220,000, with the stock option having an exercise price equal to the fair market value of the common stock on the date of grant.

During fiscal 2012, following the 2012 annual meeting of stockholders, each non-employee director who was re-elected, received a restricted stock award for 6,000 shares under the terms of our 2008 Director Long-Term Incentive Plan as then in effect. As of January 2013, following each annual meeting of stockholders, each non-employee director who is re-elected will receive a restricted stock award having a value of approximately $155,000. Unless otherwise determined by the Board of Directors, any nonqualified stock options awarded under the 2008 Director Long-Term Incentive Plan will vest in four (4) equal annual installments on the anniversary of the date of grant, and any restricted stock awards under the 2008 Directors' Plan will vest in three (3) equal annual installments on the anniversary of the date of grant. In the event of a change of control of the Company, the outstanding options and restricted stock under the 2008 Director Long-Term Incentive Plan shall become fully exercisable and deemed fully vested, respectively.

No director who is also an employee receives separate compensation for services rendered as a director. David J. Aldrich is currently the only director who is also an employee of the Company.

Director Compensation Table

The following table summarizes the compensation paid to the Company's non-employee directors for fiscal year 2012.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Total ($)
David J. McLachlan, Chairman	$95,000	$142,535	$—	$237,535
Timothy R. Furey	$70,000	$142,535	$—	$212,535
Kevin L. Beebe	$67,500	$142,535	$—	$210,035
David P. McGlade	$62,500	$142,535	$—	$205,035
Robert A. Schriesheim	$77,500	$142,535	$—	$220,035
Balakrishnan S. Iyer	$70,000	$142,535	$—	$212,535
Moiz M. Beguwala	$65,000	$142,535	$—	$207,535
Thomas C. Leonard	$50,000	$142,535	$—	$192,535

(1) The amounts in the Stock Awards column represents the grant date fair values, computed in accordance with the provisions of ASC 718, for awards made during the fiscal year, with estimated forfeiture rates applied. For a description of the assumptions used in calculating the fair value of equity awards under ASC 718, see Note 11 of the Company's financial statements included in our Annual Report.

(2) The non-employee members of the Board of Directors who held such position on September 28, 2012, held the following aggregate number of unexercised options as of such date:

Name	Number of Securities Underlying Unexercised Options
David J. McLachlan, Chairman	30,000
Timothy R. Furey	45,000
Kevin L. Beebe	105,000
David P. McGlade	90,000
Robert A. Schriesheim	60,000
Balakrishnan S. Iyer	21,000
Moiz M. Beguwala	60,000
Thomas C. Leonard	3,750

Director Stock Ownership Requirements

We have adopted a Director Stock Ownership program that requires our directors to hold a significant equity interest in Skyworks with the objective of more closely aligning the interests of our directors with those of our stockholders. The minimum number of shares of our common stock that the Director Ownership guidelines require non-employee directors to hold while serving in their capacity as directors is the director base compensation (currently $50,000) multiplied by four (4), divided by the fair market value of the Company's common stock (rounded to the nearest 100 Shares). For purposes of the Director Stock Ownership program, the fair market value of a person's holding is based on the average closing price per share of the Company's common stock as reported on the NASDAQ Global Select Market (or if the Shares are not then traded on such market, such other market on which the Shares are traded) for the 12-month period ending with the determination date. As of January 15, 2013, the Director Ownership guidelines require non-employee directors to hold a minimum of 8,000 shares, and all directors were in compliance with such guidelines as of such date.

In connection with the cessation of Mr. Beguwala's tenure as a director, the Compensation Committee of the Company's Board of Directors recommended and the Board of Directors approved the following actions: (1) the extension of the exercise period for his outstanding stock options to the earlier of (a) the original option expiration date or (b) May 6, 2014, and (2) the vesting in full of 8,145 restricted shares of the Company's common stock on May 6, 2013 that would have otherwise not vested by such date, provided that Mr. Beguwala continues to serve as a director through May 6, 2013. The 8,145 restricted shares that will vest on May 6, 2013 are comprised of the restricted stock that would have vested in the ordinary course on May 11, 2013 had Mr. Beguwala continued as a director until such date. Given that Skyworks' annual meeting is scheduled for a date that is earlier in the month of May than in prior years, Mr. Beguwala's current term will end less than a week before such restricted shares would have vested in the ordinary course. These changes to Mr. Beguwala's equity awards did not have any impact on the Company's financial statements.

Equity Compensation Plan Information

As of September 28, 2012, the Company had the following equity compensation plans under which its equity securities were authorized for issuance to its employees and/or directors:

- the 1999 Employee Long-Term Incentive Plan
- the Directors' 2001 Stock Option Plan
- the Non-Qualified Employee Stock Purchase Plan
- the 2002 Employee Stock Purchase Plan

- the 2005 Long-Term Incentive Plan
- the 2008 Director Long-Term Incentive Plan
- AATI 1998 Amended Stock Plan
- AATI 2005 Equity Incentive Plan

Except for the 1999 Employee Long-Term Incentive Plan and the Non-Qualified Employee Stock Purchase Plan, each of the foregoing equity compensation plans was approved by the Company's stockholders.

A description of the material features of each non-stockholder approved plan is provided below under the headings "1999 Employee Long-Term Incentive Plan" and "Non-Qualified Employee Stock Purchase Plan."

The following table presents information about these plans as of September 28, 2012.

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	Weighted_Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	9,327,935(1)	$17.66	10,536,762(2)
Equity compensation plans not approved by security holders	2,556,229	$ 7.95	—(3)
Total	11,884,164	$15.57	10,536,762

(1) Excludes 1,960,008 unvested restricted shares and 2,646,759 unvested shares under performance shares awards.

(2) No further grants will be made under the Directors' 2001 Stock Option Plan.

(3) No further grants will be made under the 1999 Employee Long-Term Incentive Plan.

1999 Employee Long-Term Incentive Plan

The Company's 1999 Employee Long-Term Incentive Plan (the "1999 Employee Plan") provided for the grant of non-qualified stock options to purchase shares of the Company's common stock to employees, other than officers and non-employee directors. The term of these options may not exceed 10 years. The 1999 Employee Plan contains provisions, which permit restrictions on vesting or transferability, as well as continued exercisability upon a participant's termination of employment with the Company, of options granted thereunder. The 1999 Employee Plan provides for full acceleration of the vesting of options granted thereunder upon a "change in control" of the Company, as defined in the 1999 Employee Plan. The Board of Directors generally may amend, suspend or terminate the 1999 Employee Plan in whole or in part at any time; provided that any amendment that affects outstanding options be consented to by the holder of the options. As of April 26, 2009, no additional grants were issuable under the 1999 Employee Long-Term Incentive Plan.

Non-Qualified Employee Stock Purchase Plan

The Company also maintains a Non-Qualified Employee Stock Purchase Plan to provide employees of the Company and participating subsidiaries with an opportunity to acquire a proprietary interest in the Company through the purchase, by means of payroll deductions, of shares of the Company's common stock at a discount from

the market price of the common stock at the time of purchase. The Non-Qualified Employee Stock Purchase Plan is intended for use primarily by employees of the Company located outside the United States. Under the plan, eligible employees may purchase common stock through payroll deductions of up to 10% of compensation. The price per share is the lower of 85% of the market price at the beginning or end of each six-month offering period.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee of the Board of Directors currently comprises, and during fiscal year 2012 was comprised of, Messrs. Beebe, Furey (Chairman), McGlade and Schriesheim. No member of this committee was at any time during the past fiscal year an officer or employee of the Company, was formerly an officer of the Company or any of its subsidiaries, or had any employment relationship with the Company or any of its subsidiaries. No executive officer of Skyworks has served as a director or member of the compensation committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers served as a director of or member of the Compensation Committee of Skyworks.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Other than compensation agreements and other arrangements which are described above in "Information about Executive and Director Compensation," since October 1, 2011, there has not been a transaction or series of related transactions to which the Company was or is a party involving an amount in excess of $120,000 and in which any director, executive officer, holder of more than five percent (5%) of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest. In January 2008, the Board of Directors adopted a written related person transaction approval policy which sets forth the Company's policies and procedures for the review, approval or ratification of any transaction required to be reported in its filings with the SEC. The Company's policy with regard to related person transactions is that all related person transactions between the Company and any related person (as defined in Item 404 of Regulation S-K) or their affiliates, in which the amount involved is equal to or greater than $120,000, be reviewed by the Company's General Counsel and approved in advance by the Audit Committee. In addition, the Company's Code of Business Conduct and Ethics requires that employees discuss with the Company's Compliance Officer any significant relationship (or transaction) that might raise doubt about such employee's ability to act in the best interest of the Company.

OTHER PROPOSED ACTION

As of the date of this Proxy Statement, the directors know of no other business that is expected to come before the Annual Meeting. However, if any other business should be properly presented to the Annual Meeting, the persons named as proxies will vote in accordance with their judgment with respect to such matters.

OTHER MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16 (a) of the Exchange Act requires our directors, executive officers and beneficial owners of more than 10% of our equity securities to file reports of holdings and transactions in securities of Skyworks with the SEC. Based solely on a review of Forms 3, 4 and 5 and any amendments thereto furnished to us, and written representations provided to us, with respect to our fiscal year ended September 28, 2012, we believe that all Section 16(a) filing requirements applicable to our directors, executive officers and beneficial owners of more than 10% of our common stock with respect to such fiscal year were timely made.

Solicitation Expenses

Skyworks will bear the expenses of the preparation of the proxy materials and the solicitation by the Board of Directors of proxies. Proxies may be solicited on behalf of the Company in person or by telephone, e-mail, facsimile or other electronic means by directors, officers or employees of the Company, who will receive no additional compensation for any such services. We have retained Phoenix Advisory Partners to assist in the solicitation of proxies, at a cost to the Company of approximately $8,000, plus reasonable out-of-pocket expenses.

Viewing of Proxy Materials via the Internet

We are able to distribute our Annual Report and this Proxy Statement to our stockholders in a fast and efficient manner via the Internet. This reduces the amount of paper delivered to a stockholder's address and eliminates the cost of sending these documents by mail. Stockholders may elect to view all future annual reports and proxy statements on the Internet instead of receiving them by mail. You may make this election when voting your proxy this year. Simply follow the instructions to vote via the Internet to register your consent. Your election to view proxy materials online is perpetual unless you revoke it later. Future proxy cards will contain the Internet website address and instructions to view the materials. You will continue to have the option to vote your shares by telephone, mail or via the Internet.

Annual Report on Form 10-K

Copies of the Company's Annual Report on Form 10-K for the fiscal year ended September 28, 2012, as filed with the SEC, are available to stockholders without charge via the Company's website at *http://www.skyworksinc.com*, or upon written request addressed to Investor Relations, Skyworks Solutions, Inc., 5221 California Avenue, Irvine, CA 92617.

Stockholder Proposals

Pursuant to Rule 14a-8 under the Exchange Act, in order to be considered for inclusion in the proxy materials for the Company's 2014 annual meeting, a stockholder's proposal must meet the requirements of Rule 14a-8 under the Exchange Act and be delivered in writing to the Secretary of the Company at its principal executive offices at 20 Sylvan Road, Woburn, MA 01801, no later than November 28, 2013. The submission of a stockholder proposal does not guarantee that it will be included in the proxy materials for the Company's 2014 annual meeting.

According to the applicable provisions of our By-laws, if a stockholder wishes to nominate a candidate to serve as a director or to present a proposal at our 2014 annual meeting outside the processes of Rule 14a-8 that will not be considered for inclusion in the proxy materials for such meeting, then the stockholder must give written notice to our Corporate Secretary at the address noted above no earlier than January 7, 2014 and no later than February 6, 2014. In the event that the 2014 annual meeting is held more than thirty (30) days before or after the first anniversary of the Company's 2013 annual meeting, then the required notice must delivered in writing to the Secretary of the Company at the address above no earlier than 120 days prior to the date of the 2014 annual meeting and no later than the later of 90 days prior to the 2014 annual meeting or the 10th day following the day on which the public announcement of the date of the 2014 annual meeting is first made by the Company. A proposal that is submitted outside of these time periods will not be considered to be timely and, pursuant to Rule 14a-4(c)(1) under the Exchange Act and if a stockholder properly brings the proposal before the meeting, the proxies that management solicits for that meeting will have discretionary authority to vote on the stockholder's proposal. Even if a stockholder makes timely notification, the proxies may still exercise discretionary authority in accordance with the SEC's proxy rules.

OUR BOARD OF DIRECTORS ENCOURAGES STOCKHOLDERS TO ATTEND THE ANNUAL MEETING. WHETHER OR NOT YOU PLAN TO ATTEND, YOU ARE URGED TO SUBMIT A PROXY

PROMPTLY IN ONE OF THE FOLLOWING WAYS: (A) BY COMPLETING, SIGNING AND DATING THE ACCOMPANYING PROXY CARD AND RETURNING IT IN THE POSTAGE-PREPAID ENVELOPE ENCLOSED FOR THAT PURPOSE; (B) BY COMPLETING AND SUBMITTING YOUR PROXY USING THE TOLL-FREE TELEPHONE NUMBER LISTED ON THE PROXY CARD; OR (C) BY COMPLETING AND SUBMITTING YOUR PROXY VIA THE INTERNET BY VISITING THE WEBSITE ADDRESS LISTED ON THE PROXY CARD. A PROMPT RESPONSE WILL GREATLY FACILITATE ARRANGEMENTS FOR THE MEETING AND YOUR COOPERATION WILL BE APPRECIATED.

SKYWORKS®

FISCAL YEAR 2012 ANNUAL REPORT
AND CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

CAUTIONARY STATEMENT

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, and is subject to the "safe harbor" created by those sections. Any statements that are not statements of historical fact should be considered to be forward-looking statements. Words such as "believes", "expects", "may", "will", "would", "should", "could", "seek", "intends", "plans", "projects", "potential", "continue", "estimates", "targets", "anticipates", "predicts" and similar expressions or variations or negatives of such words are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements in this Annual Report. Additionally, forward-looking statements include, but are not limited to:

- our plans to develop and market new products, enhancements or technologies and the timing of these development and marketing plans;
- our estimates regarding our capital requirements and our needs for additional financing;
- our estimates of our expenses, future revenues and profitability;
- our estimates of the size of the markets for our products and services;
- our expectations related to the rate and degree of market acceptance of our products; and
- our estimates of the success of other competing technologies that may become available.

Although forward-looking statements in this Annual Report reflect the good faith judgment of our management, such statements can only be based on facts and factors currently known by us. Consequently, forward-looking statements involve inherent risks and uncertainties and actual results and outcomes may differ materially and adversely from the results and outcomes discussed in or anticipated by the forward-looking statements. A number of important factors could cause actual results to differ materially and adversely from those in the forward-looking statements. We urge you to consider the risks and uncertainties discussed elsewhere in this report and in the other documents filed by us with the Securities and Exchange Commission ("SEC") in evaluating our forward-looking statements. We have no plans, and undertake no obligation, to revise or update our forward-looking statements to reflect any event or circumstance that may arise after the date of this report. We caution readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made.

This Annual Report also contains estimates made by independent parties and by us relating to market size and growth and other industry data. These estimates involve a number of assumptions and limitations and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations". These and other factors could cause results to differ materially and adversely from those expressed in the estimates made by the independent parties and by us.

In this document, the words "we", "our", "ours", "us", and "the Company" refer only to Skyworks Solutions, Inc., and its consolidated subsidiaries and not any other person or entity. In addition, the following is a list of industry standards that may be referenced throughout the document:

- *BiFET (Bipolar Field Effect Transistor):* integrates indium gallium phosphide (InGaP) based hetrojunction bipolar transistors (HBTs) with field effect transistors (FETs) on the same GaAs substrate
- *CATV (Cable Television):* a system of providing television to consumers via radio frequency signals transmitted to televisions through fixed optical fibers or coaxial cables as opposed to the over-the-air method used in traditional television broadcasting

- *CDMA (Code Division Multiple Access):* a method for transmitting multiple digital signals over the same carrier frequency
- *CMOS (Complementary Metal Oxide Semiconductor):* a technology of constructing integrated circuits
- *EDGE (Enhanced Data Rates for GSM Evolution):* an enhancement to the GSM and TDMA wireless communications systems that increases data throughput to 474Kbps
- *GaAs (Gallium Arsenide):* a compound of the elements gallium and arsenic that is used in the production of semiconductors
- *GPRS (General Packet Radio Service):* an enhancement to the GSM mobile communications system that supports transmission of data packets
- *GSM (Global System for Mobile Communications):* a digital cellular phone technology based on TDMA that is the predominant system in Europe, and is also used around the world
- *HBT (Heterojunction Bipolar Transistor):* a type of bipolar junction transistor which uses differing semiconductor materials for the emitter and base regions, creating a heterojunction
- *LTE (Long Term Evolution):* 4th generation ("4G") radio technologies designed to increase the capacity and speed of mobile telephone networks
- *pHEMT (Pseudomorphic High Electron Mobility Transistor):* a type of field effect transistor incorporating a junction between two materials with different band gaps
- *RFID (Radio Frequency Identification):* refers to the use of an electronic tag (typically referred to as an RFID tag) for the purpose of identification and tracking objects using radio waves
- *Satcom (Satellite Communications):* where a satellite stationed in space is used for the purpose of telecommunications
- *SOI (Silicon On Insulator):* technology refers to the use of layered silicon-insulator-silicon substrate in place of conventional silicon substrates in semiconductor manufacturing
- *TDMA (Time Divisional Multiple Access):* technology for delivering wireless digital service using time division multiplexing
- *TD-SCDMA (Time Division Synchronous Code Division Multiple Access):* a third generation wireless services ("3G") mobile communications standard, being pursued in the People's Republic of China
- *WCDMA (Wideband CDMA):* a 3G technology that increases data transmission rates
- *WEDGE:* an acronym for technologies that support both WCDMA and EDGE wireless communication systems
- *WiMAX (Worldwide Interoperability for Microwave Access):* a standards-based technology enabling the delivery of last mile wireless broadband access as an alternative to cable and DSL
- *WLAN (Wireless Local Area Network):* a type of local-area network that uses high-frequency radio waves rather than wires to communicate between nodes

Skyworks, Breakthrough Simplicity, the star design logo, Trans-Tech and SkyOne are trademarks or registered trademarks of Skyworks Solutions, Inc. or its subsidiaries in the United States and in other countries. All other brands and names listed are trademarks of their respective companies.

INTRODUCTION

Skyworks Solutions, Inc., together with its consolidated subsidiaries, ("Skyworks" or the "Company") is an innovator of high performance analog semiconductors. Leveraging core technologies, Skyworks supports automotive, broadband, cellular infrastructure, energy management, GPS, industrial, medical, military, wireless networking, smartphone and tablet applications. Our portfolio consists of amplifiers, attenuators, circulators, demodulators, detectors, diodes, directional couplers, front-end modules, hybrids, infrastructure RF subsystems, isolators, lighting and display solutions, mixers, modulators, optocouplers, optoisolators, phase shifters, PLLs/synthesizers/VCOs, power dividers/combiners, power management devices, receivers, switches and technical ceramics. Our key customers include Cisco, Ericsson, Foxconn, General Electric, Google, Honeywell, HTC, Huawei, Itron, LG Electronics, Nokia, Northrop Grumman, Philips, Samsung, Sensus, Siemens, Toshiba and ZTE. Our competitors include Analog Devices, Avago Technologies, Hittite Microwave, Linear Technology, Maxim Integrated Products, Peregrine Semiconductor, RF Micro Devices and Triquint Semiconductor.

In January 2012, we acquired Advanced Analogic Technologies Inc. ("AATI") and expanded our entry into vertical markets with highly complementary analog semiconductor products including battery chargers, DC/DC converters, voltage regulators and LED drivers. Analog power management semiconductors represent a strategic growth market for us with wireless connectivity and energy-efficient power management devices for consumer electronics, computing and communications markets.

In June 2011, we acquired SiGe Semiconductor, Inc. ("SiGe") and expanded our RF front-end solutions that facilitate wireless multimedia across a wide range of applications. The acquisition of SiGe complements our strong position in wide area front-end solutions by adding SiGe's innovative short range, silicon-based products. As a result, we now offer customers a more comprehensive wireless networking product portfolio, supporting all key operating frequencies with greater architectural flexibility to address a variety of high growth applications.

Headquartered in Woburn, Massachusetts, we are a Delaware corporation that was formed in 1962. We changed our corporate name from Alpha Industries, Inc. to Skyworks Solutions, Inc. on June 25, 2002, following a business combination. We operate worldwide with engineering, manufacturing, sales and service facilities throughout Asia, Europe and North America. Our Internet address is www.skyworksinc.com. We make available on our website our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Section 16 filings on Forms 3, 4 and 5, and amendments to those reports as soon as practicable after we electronically submit such material to the SEC. The information contained on our website is not incorporated by reference in this Annual Report. You may read and copy materials that we have filed with the SEC at the SEC public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public on the SEC's Internet address at www.sec.gov.

INDUSTRY BACKGROUND

Insatiable consumer demand for anytime, anywhere, always-on wireless connectivity is creating an unprecedented need for high performance analog semiconductor solutions at the wireless access point, within the network cloud and across the supporting infrastructure. This phenomenon has and continues to radically change the way we live, work and play as well as how we communicate. Given that the initial proliferation of these technologies is taking place predominantly in developed countries, we expect further worldwide penetration over the coming years. In fact, according to a June 2012 market research report from Infonetics, the number of global mobile broadband subscribers is expected to grow from 846 million in 2011 to over 2.5 billion subscribers by 2016. In a September 2012 report, the research firm NPD Group said it expects that annual shipments of smartphones, which are at the heart of the mobile Internet, will surpass one billion units by 2016, up from 491 million units in 2011. Similarly, annual shipments of computing tablets, a lower cost alternative to personal computers, are expected to

grow significantly, from 73 million units in 2011 as estimated by NPD in a January 2012 report to over 250 million units by 2016. Today's smartphones and tablets can seamlessly take and share pictures, download music, connect to social media networks, provide GPS navigation, stream videos, enable video conferencing, provide voice support services and advice and access a host of Web-based content and applications. This list of ever increasing features and functionalities is delivered in ever thinner platforms with need for extended battery life.

Meanwhile, content providers such as Google Inc., Microsoft Corporation, HBO (a division of Time Warner, Inc.), and Amazon.com, Inc., are building massive libraries of cloud-based, on-demand content. The result is an exploding desire to be connected to the cloud for both entertainment content and personal storage. Supporting cloud-based services requires adding Bluetooth, HSPA, Wi-Fi, GPS and ZigBee® technologies to 2G, 3G and 4G air interface capabilities and embedding them into products ranging from smartphones to tablets, media players and set top boxes.

All of this activity is stressing traditional infrastructure networks. According to Cisco Systems, Inc.'s 2012 VNI global IP traffic forecast, or the Cisco Report, traffic from wireless networking and mobile access is expected to exceed traffic from wireline devices by 2014, with mobile data expected to increase 18-fold between 2011 and 2016. The significant increase in traffic is being driven by more Internet users and exploding video content. The Cisco Report projects there will be nearly 18.9 billion network connections, almost 2.5 connections for each person on earth, compared to 10.3 billion in 2011 and that by 2016, 1.2 million minutes of video, the equivalent of 833 days, will travel the Internet every second.

Outside of the smartphone and tablet markets, wireless technologies are growing across a number of new and exciting vertical applications. The market for analog semiconductors, characterized by longer product lifecycles and relatively high gross margins, is fragmented and diversified spanning a wide variety of end markets including smart energy, power management and machine-to-machine applications, to name just a few.

Smart Energy

Following a decade of promise, smart energy is poised to grow significantly. According to a 2010 study by ABI Research, cumulative global investment in smart grids will exceed $45 billion by 2015, as both governments and utilities repair, upgrade and transform their aging energy supply and transmission infrastructure. Smart grids offer utilities real-time, two-way communications with each segment of the electrical grid, assessing loads, usage, and efficiency twenty-four hours a day. Much of the developed world relies on energy transmission technology and infrastructure that was built between 60 to 80 years ago, and it's beginning to show its age, particularly as consumers experience usage restrictions and brownouts globally. Home and building automation applications in particular are beginning to gain real momentum given consumer demand for green technologies, enhanced security and energy conservation.

Power Management

Power management also provides us with significant growth and diversification opportunities, representing a market potential itself of approximately $2 billion for camera flash drivers and related analog devices in smartphones, as well as products in e-book readers and displays, cable modems and LED lighting. For example, the adoption of cameras in smartphones, along with consumers' expectations for high-quality photographs, is driving accelerated implementation of camera flash drivers in mobile platforms. According to Gartner, Inc., in its September 2011 Market Trends: Digital Camera Function in Mobile and Consumers Electronics report, or the Gartner Camera Report, mobile phone cameras will grow from approximately 1.6 billion units in 2011 to over 2.2 billion units by 2015, penetrating 92 percent of mobile phones worldwide.

Machine to Machine

Beyond connecting places and people, the next phase of the Internet's evolution will be to connect things. Commonly referred to as machine-to-machine connectivity, the internet of things or hyper connectivity, connecting things is based on the simple principle that anything that can be connected to the network will be connected to the network. Smaller, more powerful processors, the growing availability of LTE, higher resolution sensors, and technologies such as thin-film and embedded software are helping make machine- to-machine a reality. In fact, according to an October 2012 Scotiabank report, Ericsson estimates that by 2020 there will be 50 billion machines connected to the Internet, versus an estimated 140 million today. In that same report, Scotiabank estimates that by 2022, there will be 6.1 billion devices with a cellular connection to the network with 2.3 billion added that same year. Scotiabank also believes automotive and medical business sectors will likely be the biggest markets in machine-to-machine connectivity, expected to represent an estimated $1.2 trillion by 2020. For example, while only roughly 5% of cars have mobile communications today, within three to five years, all new cars are expected to have mobile connections. The automobile, in particular, encompasses an array of solutions that connectivity would allow from public safety and reduced fuel consumption to enhanced entertainment features and increased integration into one's smartphone.

Each of these macro trends represents significant growth opportunities for Skyworks given our differentiated product portfolio, scale, original equipment manufacturer relationships and integration skill sets.

BUSINESS OVERVIEW

Skyworks' overall strategy is to enable mobile connectivity through semiconductor innovation. Key elements in our strategy include:

Diversifying Our Business

We are diversifying our business in three areas: our addressed markets, our customer base and our product offerings. This multi-level diversification results in stronger and more consistent financial returns. By leveraging our core analog and mixed signal technology, we are able to deliver a growing family of solutions to an expanding set of increasingly diverse end markets and customers. We have steadily grown our business beyond just mobile devices (where we support all top-tier manufacturers including the leading smartphone suppliers and key baseband vendors) into additional high-performance analog markets including infrastructure, smart energy, wireless networking, automotive and medical. In these markets, we take advantage of our scale, intellectual property and worldwide distribution network and invest in our product pipeline so we can expand our addressable markets beyond the over 2,000 customers and over 2,500 analog components currently marketed. We are growing our product portfolio beyond our traditional served markets through a combination of internal developments and targeted acquisitions. This enables us to add incremental addressable content per device to our core available market and generate market traction by cross-selling these products throughout a rapidly expanding customer base.

Leveraging Industry-Leading Technology

As the industry migrates to multimode, multiband EDGE, WEDGE, WCDMA and LTE architectures across a multitude of wireless broadband applications, we are uniquely positioned to help mobile device manufacturers handle growing levels of RF complexity in the transmit and receive chain. The trend towards increasing RF complexity in smartphones and other mobile devices plays directly into Skyworks' core strengths and uniquely positions us to address these challenges. We believe that we offer the broadest portfolio of RF and analog solutions from the transceiver to the antenna as well as all required process technologies. Our expertise includes SOI, high power, GaAs, CMOS, HBT, pHEMT, BiFET and silicon germanium processes. We also hold strong technology leadership positions in passive devices, as well as advanced integration including proprietary shielding and 3-D die stacking. Our product portfolio is reinforced by a library of nearly 1,000 patents and other intellectual property.

Together, our industry-leading core competencies enable us to deliver the highest levels of product performance and integration.

Broadening and Deepening Customer Relationships

Given our scale and technology leadership, we are engaged with all handset original equipment manufacturers, smartphone providers and baseband reference design partners. Our customers leverage the strength of our supply chain, our technology and our system engineering expertise in a way that allows us to create a deep customer loyalty. We sit side by side with our customers and focus on meeting their complex RF needs. We partner with our customers to support their long term product road maps and are valued as a system solutions provider rather than just a point product vendor.

Delivering Operational Excellence

We either vertically integrate our supply chain where we can create a competitive advantage, or enter into alliances and strategic relationships for leading-edge capabilities where we do not identify a competitive advantage. This hybrid manufacturing approach allows us to better balance our capacity with the demands of the marketplace. Internally, our capacity utilization remains high and we have therefore been able to maintain margins and been able to achieve our desired return on invested capital on a broader range of revenue.

Additionally, we continue to focus on trying to achieve the industry's shortest product cycle times and highest yields. The combination of agile, flexible capacity combined with world-class module capabilities gives us significant scale, along with a low product cost structure for integrating multiple technologies into highly sophisticated multi-chip modules.

Maintaining a Performance Driven Culture

We consider our people and corporate culture to be a competitive advantage and a key element of our overall strategy. We create key performance indicators that align employee performance with corporate strategy and link responsibilities with performance measurement. Accountability is paramount and we compensate our employees through a pay-for-performance methodology. We strive to be an employer-of-choice among peer companies and have created a work environment in which turnover is well below semiconductor industry averages.

Generating Superior Operating Results and Shareholder Returns

We seek to generate financial returns that are comparable to a highly diversified analog semiconductor company while delivering growth rates representative of a mobile internet company. Given our business mix, volume and utilization we strive to achieve a best in-class return on investment and operating income to reward shareholders with increasing returns.

SKYWORKS' PRODUCT PORTFOLIO

Our product portfolio consists of:

- *Amplifiers:* the modules that strengthen the signal so that it has sufficient energy to reach a base station
- *Attenuators:* circuits that allow a known source of power to be reduced by a predetermined factor (usually expressed as decibels)
- *Circulators/Isolators:* ferrite-based components commonly found on the output of high-power amplifiers used to protect receivers in wireless transmission systems

- *Demodulators:* a device or an RF block used in receivers to extract the information that has been modulated onto a carrier from the carrier itself
- *Detectors:* devices used to measure and control RF power in wireless systems
- *Diodes:* semiconductor devices that pass current in one direction only
- *Directional Couplers:* transmission coupling devices for separately sampling the forward or backward wave in a transmission line
- *Filters:* devices for recovering and separating mixed and modulated data in RF stages
- *Front-End Modules:* power amplifiers that are integrated with switches, diplexers, filters and other components to create a single package front-end solution
- *Hybrid:* a type of directional coupler used in radio and telecommunications
- *Infrastructure RF Subsystems:* highly integrated transceivers and power amplifiers for wireless base station applications
- *MIS Silicon Chip Capacitors:* used in applications requiring DC blocking and RF bypassing, or as a fixed capacitance tuning element in filters, oscillators, and matching networks
- *Mixers:* devices that enable signals to be converted to a higher or lower frequency signal and thereby allowing the signals to be processed more effectively
- *Modulators:* devices that take a baseband input signal and output a radio frequency modulated signal
- *Optocouplers/Optoisolators:* a semiconductor device that allows signals to be transferred between circuits or systems while ensuring that the circuits or systems are electrically isolated from each other
- *Phase Locked Loops (PLL):* closed-loop feedback control system that maintains a generated signal in a fixed phase relationship to a reference signal
- *Phase Shifters:* designed for use in power amplifier distortion compensation circuits in base station applications
- *Power Dividers/Combiners:* utilized to equally split signals into in-phase signals as often found in balanced signal chains and local oscillator distribution networks
- *Receivers:* electronic devices that change a radio signal from a transmitter into useful information
- *Switches:* components that perform the change between the transmit and receive function, as well as the band function for cellular handsets
- *Synthesizers:* devices that provide ultra-fine frequency resolution, fast switching speed, and low phase-noise performance
- *Technical Ceramics:* polycrystalline oxide materials used for a wide variety of electrical, mechanical, thermal and magnetic applications
- *Transceivers:* devices that have both a transmitter and a receiver which are combined and share common circuitry or a single housing
- *VCOs/Synthesizers:* fully integrated, high performance signal source for high dynamic range transceivers

We believe we possess broad technology capabilities and one of the most complete wireless communications product portfolios in the industry.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear elsewhere in this Annual Report. In addition to historical information, the following discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results may differ substantially and adversely from those referred to herein due to a number of factors, including but not limited to those described below and in Item 1A "Risk Factors" and elsewhere in this Annual Report.

OVERVIEW

We, together with our consolidated subsidiaries, are an innovator of high performance analog semiconductors. Leveraging core technologies, we support automotive, broadband, cellular infrastructure, energy management, GPS, industrial, medical, military, smartphone, tablet and wireless networking applications. The Company's portfolio consists of amplifiers, attenuators, circulators, demodulators, detectors, diodes, directional couplers, front-end modules, hybrids, infrastructure radio frequency ("RF") subsystems, isolators, lighting and display solutions, mixers, modulators, optocouplers, optoisolators, phase shifters, PLLs/synthesizers/VCOs, power dividers/combiners, power management devices, receivers, switches and technical ceramics. Key customers include Cisco, Ericsson, Foxconn, General Electric, Google, Honeywell, HTC, Huawei, Itron, LG Electronics, Nokia, Northrop Grumman, Philips, Samsung, Sensus, Siemens, Toshiba and ZTE. Competitors include Analog Devices, Avago Technologies, Hittite Microwave, Linear Technology, Maxim Integrated Products, Peregrine Semiconductor, RF Micro Devices and Triquint Semiconductor.

BASIS OF PRESENTATION

Our fiscal year ends on the Friday closest to September 30 of each year. Fiscal years 2012, 2011 and 2010 each consisted of 52 weeks and ended on September 28, 2012, September 30, 2011 and October 1, 2010, respectively.

The results of operations, assets and liabilities associated with the acquisition of Advanced Analogic Technologies Inc. ("AATI") completed during the fiscal year ended September 28, 2012 have been included in the consolidated statements of operations from the acquisition date (January 9, 2012) and are reflected in the balance sheet as of September 28, 2012. AATI's contribution to our consolidated results of operations for the fiscal year ended September 28, 2012 was insignificant. The transaction costs associated with the AATI acquisition are included within selling, general and administrative expenses for the fiscal year ended September 28, 2012.

RESULTS OF OPERATIONS

FISCAL YEARS ENDED SEPTEMBER 28, 2012, SEPTEMBER 30, 2011, AND OCTOBER 1, 2010.

The following table sets forth the results of our operations expressed as a percentage of net revenue for the fiscal years below:

	2012	2011	2010
Net revenue	100.0%	100.0%	100.0%
Cost of goods sold	57.5	56.3	57.4
Gross profit	42.5	43.7	42.6
Operating expenses:			
Research and development	13.5	11.9	12.5
Selling, general and administrative	10.1	9.7	11.0
Amortization of intangibles	2.1	1.2	0.6
Restructuring and other charges (credits)	0.5	0.1	(0.1)
Total operating expenses	26.2	22.9	24.0
Operating income	16.3	20.8	18.6
Interest expense	—	(0.1)	(0.4)
Income before income taxes	16.3	20.7	18.2
Provision for income taxes	3.4	4.7	5.4
Net income	12.9%	16.0%	12.8%

NET REVENUE

	Fiscal Years Ended				
	September 28, 2012	Change	September 30, 2011	Change	October 1, 2010
	(dollars in thousands)				
Net revenue	$1,568,581	10.5%	$1,418,922	32.4%	$1,071,849

We market and sell our products directly to original equipment manufacturers of communications and electronics products, third-party original design manufacturers, contract manufacturers, and indirectly through electronic components distributors. We periodically enter into revenue generating arrangements that leverage our broad intellectual property portfolio by licensing or selling our non-core patents or other intellectual property. We anticipate continuing this intellectual property strategy in future periods.

Overall revenue in fiscal year 2012 increased by $149.7 million or 10.5%. The increase in revenue was primarily driven by sales of our expanded product portfolio consisting of new products from the SiGe and AATI acquisitions. In addition, we benefited from sales of new internally developed products for medical, automotive, military and industrial vertical markets and our increasing addressable content per device as the smartphone upgrade cycle continued to displace traditional 2G cellular phones.

Overall revenue in fiscal year 2011 increased by $347.1 million, or 32.4%, from fiscal year 2010. This revenue increase was principally driven by an increase in our growing addressable market, coupled with increasing market share and the higher overall demand for our products used in mobile internet, wireless infrastructure, energy management and diversified analog applications. In addition, we benefited from the incremental revenue associated with the acquisition of SiGe during fiscal year 2011.

For information regarding net revenue by geographic region and customer concentration, see Note 18 to the Consolidated Financial Statements contained in this Annual Report.

GROSS PROFIT

	Fiscal Years Ended				
	September 28, 2012	Change	September 30, 2011	Change	October 1, 2010
	(dollars in thousands)				
Gross profit	$667,097	7.5%	$620,304	35.8%	$456,833
% of net revenue	42.5%		43.7%		42.6%

Gross profit represents net revenue less cost of goods sold. Our cost of goods sold consists primarily of purchased materials, labor and overhead (including depreciation and share-based compensation expense) associated with product manufacturing. Erosion of average selling prices of established products is typical of the semiconductor industry. Consistent with trends in the industry, we anticipate that average selling prices for our established products will continue to decline at a normalized rate of 5 to 10 percent per year. As part of our normal course of business, we mitigate the gross margin impact of declining average selling prices with efforts to increase unit volumes, reduce material costs and lower manufacturing costs of existing products and by introducing new and higher value-added products.

Gross profit was $46.8 million greater for the fiscal year ended September 28, 2012 than gross profit for the prior fiscal year. The increase in gross profit was the result of higher unit volumes and lower overall per unit material and manufacturing costs with an aggregate gross profit benefit of approximately $151.7 million. These benefits were offset by the erosion of average selling price, unfavorable changes in product mix, the impact of the fair value step-up of acquired inventory primarily related to AATI and SiGe and higher share-based compensation expense which combined to negatively impact gross profit by approximately $104.9 million. As a result of these impacts, gross profit margin decreased from 43.7% for the fiscal year ended September 30, 2011 to 42.5% for the fiscal year ended September 28, 2012.

We increased our gross profit by $163.5 million for the fiscal year ended September 30, 2011 as compared to the prior fiscal year, resulting in a 110 basis point expansion in gross profit margin to 43.7%. This increase was principally the result of enhanced product mix, lower manufacturing costs as a result of higher factory utilization, and the increase in net revenue.

During fiscal 2012 and 2011 we continued to benefit from higher contribution margins associated with the licensing and/or sale of intellectual property.

RESEARCH AND DEVELOPMENT

	Fiscal Years Ended				
	September 28, 2012	Change	September 30, 2011	Change	October 1, 2010
	(dollars in thousands)				
Research and development	$212,534	26.0%	$168,637	25.7%	$134,140
% of net revenue	13.5%		11.9%		12.5%

Research and development expenses consist primarily of direct personnel costs including share-based compensation expense, costs for pre-production evaluation and testing of new devices, masks, engineering prototypes and design tool costs.

The 26.0% increase in research and development expense in fiscal year 2012 when compared to fiscal year 2011 is primarily attributable to higher head count and related compensation, including share-based compensation expense, resulting from the acquisition of SiGe and AATI, and to a lesser extent, to increased internal product design and development activity for our target markets. This resulted in total research and development expense increasing as a percentage of net revenue.

The 25.7% increase in research and development expenses in fiscal year 2011 when compared to fiscal year 2010 is principally attributable to higher head count and related employee and share-based compensation costs including those related to the SiGe acquisition. In addition, we increased design activity and expense in support of increased product development for our target markets. Research and development expenses decreased as a percentage of net revenue for fiscal year 2011 as a result of the increase in net revenue between fiscal 2011 and fiscal 2010 mentioned above.

SELLING, GENERAL AND ADMINISTRATIVE

	Fiscal Years Ended				
	September 28, 2012	Change	September 30, 2011	Change	October 1, 2010
	(dollars in thousands)				
Selling, general and administrative	$158,433	15.4%	$137,238	16.4%	$117,853
% of net revenue	10.1%		9.7%		11.0%

Selling, general and administrative expenses include legal and related legal costs, accounting, treasury, human resources, information systems, customer service, bad debt expense, sales commissions, share-based compensation expense, advertising, marketing, costs associated with business combinations completed or contemplated during the period and other costs.

The increase for the fiscal year ended September 28, 2012 is primarily the result of incremental headcount and compensation expense (including share-based compensation) related to the acquisitions of AATI and SiGe (full year impact), increased acquisition and legal expense of $10.9 million primarily associated with the acquisition of AATI and $5.8 million in charges related to the resolution of contractual disputes. These charges were partially offset by a $5.4 million favorable change in the fair value of contingent consideration liabilities associated with the 2011 acquisitions. These factors resulted in selling, general and administrative expense increasing as a percentage of net revenue.

The increase in selling, general and administrative expenses for fiscal year 2011 as compared to fiscal year 2010 is principally due to the growth in the number of employees and related compensation expense (including share-based compensation), and to a lesser extent the increase related to professional fees associated with completed and pending acquisitions and a settlement of a contractual dispute. Selling, general and administrative expenses as a percentage of net revenue decreased for fiscal year 2011, as compared to fiscal year 2010, due to the increase in revenue between fiscal 2011 and fiscal 2010 mentioned above.

AMORTIZATION OF INTANGIBLES

	Fiscal Years Ended				
	September 28, 2012	Change	September 30, 2011	Change	October 1, 2010
	(dollars in thousands)				
Amortization of intangibles	$32,744	95.6%	$16,742	172.8%	$6,136
% of net revenue	2.1%		1.2%		0.6%

The increase in amortization expense in fiscal year 2012 is primarily related to intangible assets recognized in connection with our acquisitions of AATI in fiscal 2012 and the full year impact related to the acquisition of SiGe in fiscal 2011.

The increase in amortization expense in fiscal year 2011 is primarily related to the intangible assets that were recognized in connection with the acquisition of SiGe in fiscal 2011.

For additional information regarding the acquisitions and goodwill and intangible assets, see Note 3 and Note 8 to the Consolidated Financial Statements contained in this Annual Report, respectively.

RESTRUCTURING AND OTHER CHARGES (CREDITS)

	Fiscal Years Ended				
	September 28, 2012	Change	September 30, 2011	Change	October 1, 2010
	(dollars in thousands)				
Restructuring and other charges (credits)	$7,752	228.1%	$2,363	327.2%	$(1,040)
% of net revenue	0.5%		0.1%		(0.1)%

The increase in restructuring and other charges for fiscal year 2012 relate primarily to employee and lease terminations to reduce redundancies associated with the acquisition of AATI.

The increase in restructuring and other charges for fiscal year 2011 relate primarily to employee and lease terminations to reduce redundancies associated with the acquisition of SiGe.

For additional information regarding the restructuring activities, see Note 16 to the Consolidated Financial Statements contained in this Annual Report.

PROVISION FOR INCOME TAXES

	Fiscal Years Ended				
	September 28, 2012	Change	September 30, 2011	Change	October 1, 2010
	(dollars in thousands)				
Provision for income taxes	$52,898	(21.4)%	$67,301	16.5%	$57,780
% of net revenue	3.4%		4.7%		5.4%

Income tax expense was $52.9 million for fiscal 2012, compared to $67.3 million for fiscal year 2011. The annual effective tax rate for fiscal year 2012 was 20.7% as compared to a tax rate of 22.9% for fiscal year 2011.

The annual effective tax rate for fiscal 2012 of 20.7% was less than the United States federal statutory rate of 35% primarily due to benefits of 16.8% related to foreign earnings taxed at a rate less than the United States federal rate, and benefits of 1.5% related to a domestic production activities deduction partially offset by income tax expense of 4.1% related to a change in our tax reserves.

As of September 28, 2012, the United States Congress has not taken action to extend the federal tax credit available under the Internal Revenue Code for research and development. Accordingly, the income tax provision for the year ended September 28, 2012 does not include the impact of such research and development tax credits earned after December 31, 2011.

On October 2, 2010, we expanded our presence in Asia by launching operations in Singapore. We operate under a tax holiday in Singapore, which is effective through September 30, 2020. The tax holiday is conditional upon our compliance in meeting certain employment and investment thresholds in Singapore.

The annual effective tax rate for fiscal 2011 of 22.9% was less than the United States federal statutory rate of 35% primarily due to benefits of 8.3% related to foreign earnings taxed at a rate less than the United States federal rate, benefits of 6.0% and 2.1% related to the research and development tax credits and domestic production activities deduction, respectively, which are partially offset by income tax expense of 3.2% related to a change in our tax reserves.

LIQUIDITY AND CAPITAL RESOURCES

	Fiscal Years Ended		
	September 28, 2012	September 30, 2011	October 1, 2010
	(dollars in thousands)		
Cash and cash equivalents at beginning of period(1)	$ 410,087	$ 453,257	$364,221
Net cash provided by operating activities	285,239	365,818	222,962
Net cash used in investing activities	(302,857)	(349,944)	(95,329)
Net cash used in financing activities	(86,176)	(59,044)	(38,597)
Cash and cash equivalents at end of period(1)	$ 306,293	$ 410,087	$453,257

(1) Does not include restricted cash balances

Cash Flow from Operating Activities:

Cash provided from operating activities is net income adjusted for certain non-cash items and changes in certain operating assets and liabilities. For fiscal year 2012 we generated $285.2 million in cash flow from operations, a decrease of $80.6 million when compared to $365.8 million generated in fiscal year 2011. The decrease in cash flow from operating activities during the fiscal year ended September 28, 2012 was related to lower net income combined with a net cash outflow from changes in operating assets and liabilities partially offset by an increase in non-cash amortization of intangibles, depreciation and share-based compensation expense. Specifically, the changes in operating assets were increases of $109.2 million in accounts receivable due to the timing of customer shipments towards the end of the fiscal year triggered by a need to respond to key customer program ramp-ups, an increase of $19.3 million in inventory in response to key customer program ramp-ups and $9.5 million in other current assets primarily relating to taxes and pre-paid assets. The offsetting changes in operating liabilities were increases of approximately $15.2 million in accounts payable related to the timing of vendor payments and $13.8 million in other current and long-term liabilities primarily related to long-term tax liabilities and changes in payroll related accruals.

Cash Flow from Investing Activities:

Cash flow from investing activities consists of cash paid for acquisitions, net of cash acquired, capital expenditures, cash received from the sale of capital assets and the sale and maturity of short-term and other investments. Net cash used in investing activities was $302.9 million during the fiscal year 2012, compared to $349.9 million during the fiscal year 2011. Net cash used in investing activities decreased primarily because we used more cash to acquire businesses in 2011 than we did to acquire AATI in 2012, in each instance, net of cash acquired. In fiscal year 2012 we used $229.6 million of cash, net of cash acquired, for the acquisition of AATI and we invested $94.1 million in capital expenditures, primarily related to the purchase of manufacturing equipment to support increased production at our assembly and test facility in Mexicali, Mexico and to a lesser extent, our wafer

fabrication facilities located in California and Massachusetts. During fiscal year 2011, we paid invested $100.7 million in capital expenditures. Our uses of cash for investing activities during fiscal year 2012 were partially offset by $20.9 million in proceeds we received upon the sale and maturity of short-term investments acquired as part of our acquisition of AATI during the fiscal year ending September 28, 2012

Cash Flow from Financing Activities:

Cash flows from financing activities consist primarily of cash transactions related to debt, equity and payment of contingent consideration related to our fiscal 2011 acquisitions. During fiscal year 2012, we had net cash outflows of $86.2 million, compared to $59.0 million in fiscal year 2011. During fiscal year 2012 we had the following significant uses of cash:

- $52.9 million related to the cash payment of contingent consideration obligation related to the acquisition of SiGe;
- $48.0 million in connection with the redemption and retirement of the remaining $26.7 million aggregate principal amount of our 1.50% convertible subordinated notes due March 2012;
- $18.6 million related to payroll tax withholdings on vesting of employee performance and restricted stock awards; and,
- $12.4 million related to our repurchase of approximately 750,000 shares of our common stock pursuant to the share repurchase program approved by our Board of Directors on August 3, 2010.

These uses of cash were partially offset by the net proceeds from employee stock option exercises of $39.0 million and the tax benefit from stock option exercises of $6.8 million during fiscal 2012.

Liquidity:

Cash and cash equivalent balances (excluding restricted cash which is used to collateralize outstanding letters of credit for insurance and lease obligations) decreased by $103.8 million to $306.3 million at September 28, 2012 from $410.1 million at September 30, 2011. During fiscal year 2012 we used $229.6 million in cash, net of cash acquired, in connection with the acquisition of AATI and paid cash of $94.1 million in capital expenditures, $52.9 million for contingent consideration obligations related to the acquisition of SiGe, $48.0 million to retire the remaining $26.7 million of aggregate principal amount of our 1.50% convertible subordinated notes due March 2012, and $12.4 million for share repurchases. During fiscal 2012 our cash provided by operations was $285.2 million. Our net cash position decreased by $77.7 million to $306.3 million at September 28, 2012 from $384.0 million at September 30, 2011, after deducting our debt outstanding at September 30, 2011. Based on our historical results of operations, we expect that our cash and cash equivalents on hand and the cash we expect to generate from operations will be sufficient to fund our research and development, capital expenditures, working capital and other cash requirements for at least the next 12 months. However, we cannot be certain that our cash from operations will be available in the future to fund all of our capital and operating requirements. In addition, any strategic investments and acquisitions that we may make may require additional capital resources. If we are unable to obtain sufficient cash or capital to meet our capital needs on a timely basis and on favorable terms, our business and operations could be materially and adversely affected.

Our invested cash balances primarily consist of money market funds where the underlying securities primarily consist of United States treasury obligations, United States agency obligations and repurchase agreements collateralized by United States Government and agency obligations. Our invested cash balances also include time deposits and certificates of deposit.

Our cash, cash equivalents and restricted cash balance of $307.1 million at September 28, 2012 consisted of $169.1 million held domestically and $138.0 million held by foreign subsidiaries. Of the cash, cash equivalents and

restricted cash held by our foreign subsidiaries at September 28, 2012, approximately $76.6 million is being and will be indefinitely reinvested outside of the United States and would be subject to material tax effects if repatriated to the United States. Accordingly, we do not intend to repatriate these funds.

OFF-BALANCE SHEET ARRANGEMENTS

We have no significant contractual obligations not fully recorded on our consolidated balance sheet or fully disclosed in the notes to our consolidated financial statements. We have no material off-balance sheet arrangements as defined in SEC Regulation S-K- 303(a)(4)(ii).

CONTRACTUAL CASH FLOWS

Set forth below is a summary of our contractual payment obligations related to our consolidated, contingent consideration, operating leases, other commitments and long-term liabilities at September 28, 2012, (in thousands):

	Payments Due By Period				
Obligation	**Total**	**Less Than 1Year**	**1-3 years**	**3-5 Years**	**Thereafter**
Other long-term liabilities(1)	$48,466	$ 3,204	$ 791	$ 108	$44,363
Operating lease obligations	34,185	8,491	14,619	6,991	4,084
Other commitments(2)	11,287	6,632	3,477	912	266
Contingent consideration for business combinations(3)	1,046	1,046	—	—	—
Total	$94,984	$19,373	$18,887	$8,011	$48,713

(1) Other long-term liabilities include our gross unrecognized tax benefits, as well as executive deferred compensation which are both classified as beyond five years due to the uncertain nature of the liabilities.

(2) Other commitments consist of contractual license and royalty payments, and other purchase obligations. See Note 13 to the Consolidated Financial Statements contained in this Annual Report.

(3) Contingent consideration related to business combinations is recorded at fair value and actual results could differ. See Note 5 to the Consolidated Financial Statements contained this Annual Report for further detail.

CRITICAL ACCOUNTING ESTIMATES

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The SEC has defined critical accounting policies as those that are both most important to the portrayal of our financial condition and results and which require our most difficult, complex or subjective judgments or estimates. Based on this definition, we believe our critical accounting policies include the policies of revenue recognition, inventory valuation, impairment of long-lived assets, business combinations, share-based compensation, loss contingencies and income taxes.

On an ongoing basis, we evaluate the judgments and estimates underlying all of our accounting policies. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures, and reported amounts of revenues and expenses. These estimates and assumptions are based on our best judgments. We evaluate our estimates and assumptions using historical experience and other factors, including the current economic environment, which we believe to be reasonable under the circumstances. We adjust such estimates and

assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates.

Our significant accounting policies are discussed in detail in Note 2 to the Consolidated Financial Statements contained in this Annual Report. We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition. We recognize revenue in accordance with Financial Accounting Standards Board's Accounting Standards Codification ("ASC") 605 *Revenue Recognition* net of estimated reserves. We maintain revenue reserves for product returns and allowances for price protection and stock rotation for certain electronic component distributors. These reserves are based on historical experience or specific identification of a contractual arrangement necessitating a revenue reserve.

Our revenue recognition accounting methodology contains uncertainties because it requires management to make assumptions and to apply judgment to estimate the value of future credits to customers for product returns, price protection and stock rotation. Our estimates of the amount and timing of the reserves is based primarily on historical experience and specific contractual arrangements. Historically, we have not experienced material differences between our estimated sales reserves and actual results.

Inventory Valuation. We value our inventory at the lower of cost of the inventory or fair market value through the establishment of excess and obsolete inventory reserves. Our reserve is based on a detailed analysis of forecasted demand in relation to on-hand inventory, saleability of our inventory, general market conditions, and product life cycles.

Our inventory reserves contain uncertainties because the calculation requires management to make assumptions and to apply judgment regarding historical experience, forecasted demand and technological obsolescence. Historically, we have not experienced material differences between our estimated inventory reserves and actual results.

Impairment of Long-Lived Assets. We assess the impairment of long-lived assets, including goodwill, on an ongoing basis and whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

We evaluate goodwill and other indefinite-lived intangible assets for impairment annually on the first day of the fiscal fourth quarter and whenever events or circumstances arise that may indicate that the carrying value of the goodwill or other indefinite-lived intangibles may not be recoverable. Pursuant to the guidance provided under ASC 280 *Segment Reporting*, we have determined that we have one reporting unit for the purposes of allocating and testing goodwill.

The impairment evaluation of goodwill involves comparing the fair value to the carrying value of the reporting unit. We use the market price of the Company's stock adjusted for a market premium to calculate the fair value of the reporting unit. If the fair value exceeds the carrying value, then it is concluded that no goodwill impairment has occurred. If the carrying value of the reporting unit exceeds its fair value, a second step is required to measure the possible goodwill impairment loss.

In the second step, if required, we would use a discounted cash flow methodology to determine the implied fair value of our goodwill. The implied fair value of the reporting unit's goodwill would then be compared to the carrying value of the goodwill. If the carrying value of the goodwill exceeds the implied fair value of the goodwill, we would recognize a loss equal to the excess.

Our impairment analyses contain uncertainties because it requires management to make assumptions and to apply judgment to items such as; estimate control premiums, discount rate, future cash flows, the profitability of future business strategies and useful lives.

Business Combinations. The Company has applied significant estimates and judgments in order to determine the fair value of the identified tangible and intangible assets acquired, liabilities assumed and the contingent consideration recorded as part of business combinations. The value of all assets and liabilities are recognized at fair value as of the acquisition date.

In measuring the fair value, the Company utilizes valuation techniques consistent with the market approach, income approach and/ or cost approach. The valuation of the identifiable assets and liabilities includes assumptions such as, projected revenue, royalty rates, weighted average cost of capital, discount rates, estimated useful lives, etc. These assessments can be significantly affected by management's judgments.

Share-Based Compensation. We have a share-based compensation plan which includes non-qualified stock options, share awards, employee stock purchase plan and other special share-based awards. See Note 11 to the Consolidated Financial Statements contained this Annual Report for a detailed listing and complete discussion of our share-based compensation programs.

We determine the fair value of our non-qualified share-based compensation at the date of grant using the Black-Scholes options-pricing model. Our determination of fair value of share-based payment awards on the date of grant contains assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to; our expected stock price volatility over the term of the award, risk-free rate, and the expected life. The Black-Scholes value, combined with our estimated forfeiture rate, is used to determine the compensation expense to be recognized over the life of the options. For performance based awards, we determine the fair value based on the grant date value of the Company's stock. These awards are expensed based on an estimate of the most probably outcome of the underlying performance metric. Management periodically evaluates these assumptions and updates share-based compensation expense accordingly.

Option-pricing models and generally accepted valuation techniques require management to make assumptions and to apply judgment to determine the fair value of our awards. These assumptions and judgments include estimating the future volatility of our stock price, future employee turnover rates and future employee stock option exercise behaviors. Changes in these assumptions can materially affect the fair value estimate and stock based compensation recognized by the Company.

Loss Contingencies. The outcomes of legal proceedings and claims brought against us are subject to significant uncertainties. Estimated loss from a loss contingency such as a legal proceeding or claim should be accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a material loss contingency is required if there is at least a reasonable possibility that a loss has been incurred.

Our loss contingency analysis contains uncertainties because it requires management to assess the degree of probability of an unfavorable outcome and to make a reasonable estimate of the amount of potential loss.

Income Taxes. We account for income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between tax and financial reporting. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. We record a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized. Significant management judgment is required in developing our provision for income taxes, including the determination of deferred tax assets and liabilities and any valuation allowances that might be required against the

deferred tax assets. ASC 740 *Income Taxes* ("ASC 740"), clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with GAAP. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This statement also provides guidance on derecognition, classification, interest and penalties, accounting in the interim periods and disclosure.

The application of tax laws and regulations to calculate our tax liabilities is subject to legal and factual interpretation, judgment, and uncertainty in a multitude of jurisdictions. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations, and court rulings. We recognize potential liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes and interest will be due. We record an amount as an estimate of probable additional income tax liability at the largest amount that we feel is more likely than not, based upon the technical merits of the position, to be sustained upon audit by the relevant tax authority. We record a valuation allowance against deferred tax assets that we feel are more likely than not to not be realized.

OTHER MATTERS

Inflation did not have a material impact upon our results of operations during the three-year period ended September 28, 2012.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to investment risk, interest rate risk, and foreign exchange rate risk as described below.

Investment and Interest Rate Risk

Our exposure to interest rate and general market risks relates principally to our investment portfolio consisted of the following (in thousands):

	As of September 28, 2012
Cash and cash equivalents (time deposits and money market funds)	$306,293
Restricted cash (time deposits and certificates of deposit)	817
Available for sale securities (auction rate securities) at carrying value	3,093
	$310,203

The main objective of our investment activities is the liquidity and preservation of capital. In general, our cash and cash equivalent investments have short-term maturity periods which dampen the impact of significant market or interest rate risk. Credit risk associated with our investments is not material as our investment policy prescribes high credit quality standards and limits the amount of credit exposure to any one issuer. We currently do not use derivative instruments for trading, speculative or investment purposes; however, we may use derivatives in the future.

We are subject to overall financial market risks, such as changes in market liquidity, credit quality and interest rates. Securities that are available for sale carry a longer maturity period (in some cases original contractual maturities exceed ten years).

In the event the market conditions change in the future and our auction rate security becomes fully and permanently impaired, the impact to income before income taxes would be the par value of the auction rate security of approximately $4.0 million as of September 28, 2012.

Based on the results of operations for the fiscal year ended September 28, 2012, a hypothetical reduction in interest rates to zero on our cash and cash equivalents would result in a reduction of interest income of approximately $0.1 million to income before income taxes.

Given the low interest rate environment, the objectives of our investment activities, and the relatively low interest income generated from our cash and cash equivalents and other investments, we do not believe that market, investment or interest rate risks pose material exposures to our current business or results of operations.

Exchange Rate Risk

Substantially all sales to customers and arrangements with third-party manufacturers provide for pricing and payment in United States dollars, thereby reducing the impact of foreign exchange rate fluctuations on our results. A small percentage of our international operational expenses are denominated in foreign currencies. Exchange rate volatility could negatively or positively impact those operating costs. For the fiscal years ended September 28, 2012, September 30, 2011, and October 1, 2010, the Company had foreign exchange (losses)/gain of $(0.4) million, $0.3 million, and $(0.6) million, respectively. Increases in the value of the U.S. dollar relative to other currencies could make our products more expensive, which could negatively impact our ability to compete. Conversely, decreases in the value of the U.S. dollar relative to other currencies could result in our suppliers raising their prices to continue doing business with us. Fluctuations in currency exchange rates could have a greater effect on our business in the future to the extent our expenses increasingly become denominated in foreign currencies.

SELECTED FINANCIAL DATA.

You should read the data set forth below in conjunction with Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, and our consolidated financial statements and related notes appearing elsewhere in this Annual Report. Our fiscal year ends on the Friday closest to September 30. Fiscal years 2012, 2011, 2010 and 2009 each consisted of 52 weeks and ended on September 28, 2012, September 30, 2011, October 1, 2010, and October 3, 2009, respectively. Fiscal year 2008 consisted of 53 weeks and ended on October 3, 2008. The results of operations, assets and liabilities associated with the acquisition of Advanced Analogic Technologies Inc. ("AATI") completed during the fiscal year ended September 28, 2012 have been included in the consolidated statements of operations from the acquisition date (January 9, 2012) and are reflected in the balance sheet as of September 28, 2012. AATI's contributions to our consolidated results of operations for the fiscal year ended September 28, 2012 were insignificant. The transaction costs associated with the AATI acquisition are included within selling, general and administrative expenses for the fiscal year ended September 28, 2012.

	Fiscal Year				
	2012	2011	2010	2009	2008
	(In thousands except per share data)				
Statement of Operations Data:					
Net revenue	$1,568,581	$1,418,922	$1,071,849	$802,577	$860,017
Operating income	$ 255,634	$ 295,324	$ 199,744	$ 71,703	$ 90,371
Operating margin	16.3%	20.8%	18.6%	8.9%	10.5%
Net income	$ 202,078	$ 226,585	$ 137,294	$ 94,983	$111,006
Earnings per share:					
Basic	$ 1.09	$ 1.24	$ 0.78	$ 0.57	$ 0.69
Diluted	$ 1.05	$ 1.19	$ 0.75	$ 0.56	$ 0.67

	As of				
	September 28, 2012	September 30, 2011	October 1, 2010	October 2, 2009	October 3, 2008
Balance Sheet Data:					
Working capital	$ 700,659	$ 569,238	$ 585,541	$ 393,884	$ 345,916
Property, plant and equipment, net	$ 279,383	$ 251,365	$ 204,363	$ 162,299	$ 173,360
Total assets	$2,136,646	$1,890,389	$1,564,052	$1,352,591	$1,235,371
Long-term debt(1)	$ —	$ —	$ 24,743	$ 41,483	$ 119,500
Stockholders' equity	$1,905,475	$1,609,095	$1,316,596	$1,108,779	$ 961,604

(1) Effective October 3, 2009, the Company adopted ASC 470-20 — *Debt, Debt with Conversions and Other Options* in accordance with GAAP. The Company's financial statements and the accompanying footnotes for all prior periods presented have been adjusted to reflect the retrospective adoption of this new accounting principle.

SKYWORKS SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Years Ended		
	September 28, 2012	September 30, 2011	October 1, 2010
	(In thousands, except per share amounts)		
Net revenue	$1,568,581	$1,418,922	$1,071,849
Cost of goods sold	901,484	798,618	615,016
Gross profit	667,097	620,304	456,833
Operating expenses:			
Research and development	212,534	168,637	134,140
Selling, general and administrative	158,433	137,238	117,853
Amortization of intangibles	32,744	16,742	6,136
Restructuring and other charges (credits)	7,752	2,363	(1,040)
Total operating expenses	411,463	324,980	257,089
Operating income	255,634	295,324	199,744
Interest expense	(667)	(1,936)	(4,246)
Gain (loss) on early retirement of convertible debt	139	—	(79)
Other (loss) income, net	(130)	498	(345)
Income before income taxes	254,976	293,886	195,074
Provision for income taxes	52,898	67,301	57,780
Net income	$ 202,078	$ 226,585	$ 137,294
Earnings per share:			
Basic	$ 1.09	$ 1.24	$ 0.78
Diluted	$ 1.05	$ 1.19	$ 0.75
Weighted average shares:			
Basic	185,839	182,879	175,020
Diluted	191,846	190,667	182,738

See the accompanying notes to the consolidated financial statements.

SKYWORKS SOLUTIONS, INC.

CONSOLIDATED BALANCE SHEETS

	As of	
	September 28, 2012	September 30, 2011
	(In thousands, except per share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 306,293	$ 410,087
Restricted cash	817	712
Receivables, net of allowance for doubtful accounts of $521 and $785, respectively	297,589	177,940
Inventory	232,920	198,183
Other current assets	45,744	29,412
Total current assets	883,363	816,334
Property, plant and equipment, net	279,383	251,365
Goodwill	800,513	663,041
Intangible assets, net	94,010	86,808
Deferred tax assets, net	65,141	60,863
Other assets	14,236	11,978
Total assets	$2,136,646	$1,890,389
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term debt	$ —	$ 26,089
Accounts payable	140,583	115,290
Accrued compensation and benefits	31,339	35,684
Other current liabilities	10,782	70,033
Total current liabilities	182,704	247,096
Other long-term liabilities	48,467	34,198
Total liabilities	231,171	281,294
Commitments and contingencies (Note 13 and Note 14)		
Stockholders' equity:		
Preferred stock, no par value: 25,000 shares authorized, no shares issued	—	—
Common stock, $0.25 par value: 525,000 shares authorized; 202,938 shares issued and 192,296 shares outstanding at September 28, 2012, and 195,407 shares issued and 186,386 shares outstanding at September 30, 2011	48,074	46,597
Additional paid-in capital	1,920,030	1,795,958
Treasury stock, at cost	(161,839)	(130,854)
Retained earnings (accumulated deficit)	100,803	(101,275)
Accumulated other comprehensive loss	(1,593)	(1,331)
Total stockholders' equity	1,905,475	1,609,095
Total liabilities and stockholders' equity	$2,136,646	$1,890,389

See the accompanying notes to the consolidated financial statements.

SKYWORKS SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Years Ended		
	September 28, 2012	September 30, 2011	October 1, 2010
		(In thousands)	
Cash flows from operating activities:			
Net income	$ 202,078	$ 226,585	$137,294
Adjustments to reconcile net income to net cash provided by operating activities:			
Share-based compensation	72,172	58,338	40,741
Depreciation	69,545	59,788	46,573
Amortization of intangible assets and other	33,209	18,176	8,829
Contribution of common shares to savings and retirement plans	16,074	13,718	11,706
Deferred income taxes	12,906	12,370	38,543
Excess tax benefit from share-based payments	(6,814)	(12,490)	(6,287)
Change in fair value of contingent consideration	(5,414)	—	—
Other	531	217	292
Changes in assets and liabilities net of acquired balances:			
Receivables, net	(109,213)	12,948	(60,198)
Inventory	(19,314)	(49,694)	(38,818)
Other current and long-term assets	(9,518)	(1,732)	(8,349)
Accounts payable	15,244	(14,350)	42,869
Other current and long-term liabilities	13,753	41,944	9,767
Net cash provided by operating activities	285,239	365,818	222,962
Cash flows from investing activities:			
Capital expenditures	(94,129)	(100,660)	(88,929)
Payments for acquisitions, net of cash acquired	(229,628)	(249,284)	(6,400)
Sales and maturities of short term investments	20,900	—	—
Net cash used in investing activities	(302,857)	(349,944)	(95,329)
Cash flows from financing activities:			
Retirement of debt and line of credit	(48,047)	(50,000)	(80,709)
Payment of contingent consideration	(52,940)	—	—
Excess tax benefit from share-based payments	6,814	12,490	6,287
Change in restricted cash	(105)	5,416	(265)
Repurchase of common stock — payroll tax withholdings on equity awards	(18,579)	(20,092)	(4,412)
Repurchase of common stock — share repurchase program	(12,405)	(70,043)	—
Net proceeds from exercise of stock options	38,993	63,185	40,502
Other, net	93	—	—
Net cash used in financing activities	(86,176)	(59,044)	(38,597)
Net (decrease) increase in cash and cash equivalents	(103,794)	(43,170)	89,036
Cash and cash equivalents at beginning of period	410,087	453,257	364,221
Cash and cash equivalents at end of period	$ 306,293	$ 410,087	$453,257
Supplemental cash flow disclosures:			
Income taxes paid	$ 19,789	$ 16,094	$ 14,757
Interest paid	$ 239	$ 475	$ 715

See the accompanying notes to the consolidated financial statements.

SKYWORKS SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

	Shares of common stock	Par value of common stock	Shares of treasury stock	Value of treasury stock	Additional paid-in capital	Retained earnings (accumulated deficit)	Accumulated other comprehensive loss	Total stockholders' equity
					(In thousands)			
Balance at October 2, 2009	172,815	$43,204	5,058	$ (36,307)	$1,568,416	$(465,154)	$(1,380)	$1,108,779
Net income	—	—	—	—	—	137,294	—	137,294
Pension adjustment	—	—	—	—	—	—	83	83
Other comprehensive income	—	—	—	—	—	—	83	83
Comprehensive income	—	—	—	—	—	—	—	137,377
Issuance and expense of common shares for stock purchase plans, 401(k) and stock option plans	6,083	1,521	—	—	69,410	—	—	70,931
Reacquisition of equity components of convertible notes	—	—	—	—	(28,832)	—	—	(28,832)
Excess tax benefit from share based compensation	—	—	—	—	11,491	—	—	11,491
Issuance and expense of common shares for restricted stock and performance shares	1,727	432	—	—	20,830	—	—	21,262
Shares withheld for taxes	(362)	(91)	362	(4,412)	91	—	—	(4,412)
Balance at October 1, 2010	180,263	$45,066	5,420	$ (40,719)	$1,641,406	$(327,860)	$(1,297)	$1,316,596
Net income	—	—	—	—	—	226,585	—	226,585
Pension adjustment	—	—	—	—	—	—	(34)	(34)
Other comprehensive loss	—	—	—	—	—	—	(34)	(34)
Comprehensive income	—	—	—	—	—	—	—	226,551
Issuance and expense of common shares for stock purchase plans, 401(k) and stock option plans	6,598	1,650	—	—	100,081	—	—	101,731
Share repurchase program	(2,768)	(692)	2,768	(70,043)	692	—	—	(70,043)
Excess tax benefit from share based compensation	—	—	—	—	17,572	—	—	17,572
Issuance and expense of common shares for restricted stock and performance shares	3,126	781	—	—	35,999	—	—	36,780
Shares withheld for taxes	(833)	(208)	833	(20,092)	208	—	—	(20,092)
Balance at September 30, 2011	186,386	$46,597	9,021	$(130,854)	$1,795,958	$(101,275)	$(1,331)	$1,609,095
Net income	—	—	—	—	—	202,078	—	202,078
Pension and other OCI adjustment	—	—	—	—	—	—	(262)	(262)
Other comprehensive loss	—	—	—	—	—	—	(262)	(262)
Comprehensive income	—	—	—	—	—	—	—	201,816
Issuance and expense of common shares for stock purchase plans, 401(k), stock option plans and other	4,451	1,113	—	—	85,583	—	—	86,696
Reacquisition of equity components of convertible notes	—	—	—	—	(21,530)	—	—	(21,530)
Share repurchase program	(750)	(188)	750	(12,405)	188	—	—	(12,405)
Excess tax benefit from share based compensation	—	—	—	—	11,352	—	—	11,352
Issuance and expense of common shares for restricted stock and performance shares	3,079	770	—	—	48,261	—	—	49,031
Shares withheld for taxes	(870)	(218)	870	(18,580)	218	—	—	(18,580)
Balance at September 28, 2012	192,296	$48,074	10,641	$(161,839)	$1,920,030	$ 100,803	$(1,593)	$1,905,475

See the accompanying notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Skyworks Solutions, Inc. together with its consolidated subsidiaries, ("Skyworks" or the "Company") is an innovator of high performance analog semiconductors. Leveraging core technologies, Skyworks supports automotive, broadband, cellular infrastructure, energy management, GPS, industrial, medical, military, wireless networking, smartphone and tablet applications. The Company's portfolio consists of amplifiers, attenuators, circulators, demodulators, detectors, diodes, directional couplers, front-end modules, hybrids, infrastructure radio frequency ("RF") subsystems, isolators, lighting and display solutions, mixers, modulators, optocouplers, optoisolators, phase shifters, PLLs/synthesizers/VCOs, power dividers/combiners, power management devices, receivers, switches and technical ceramics.

The Company has evaluated subsequent events through the date of issuance of the audited consolidated financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

All majority owned subsidiaries are included in the Company's Consolidated Financial Statements and all intercompany balances are eliminated in consolidation.

FISCAL YEAR

The Company's fiscal year ends on the Friday closest to September 30. Fiscal years 2012, 2011 and 2010 each consisted of 52 weeks and ended on September 28, 2012, September 30, 2011 and October 1, 2010, respectively.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company evaluates its estimates on an ongoing basis using historical experience and other factors, including the current economic environment. Significant judgment is required in determining the reserves for and fair value of items such as reserves for inventory, income taxes, share-based compensation, loss contingencies, bad debt, contingent consideration associated with business combinations, and fair value assessments of assets and liabilities. In addition, significant judgment is required in determining whether a potential indicator of impairment of long-lived assets exists and in estimating future cash flows for any necessary impairment tests. Management's estimates could differ significantly from actual results.

REVENUE RECOGNITION

Revenue from product sales is recognized when there is persuasive evidence of an arrangement, the price to the buyer is fixed and determinable, delivery and transfer of title have occurred in accordance with the shipping terms specified in the arrangement with the customer and collectability is reasonable assured. Revenue from license fees and intellectual property is recognized when due and payable, and all other criteria of the Financial Accounting Standards Board's Accounting Standards Codification ("ASC") 605 *Revenue Recognition,* have been met. The Company ships product on consignment to certain customers and only recognizes revenue when the customer notifies the Company that the inventory has been consumed. Revenue recognition is deferred in all instances where the earnings process is incomplete. Certain product sales are made to electronic component distributors under

agreements allowing for price protection and/or a right of return (stock rotation) on unsold products. A reserve for sales returns and allowances for customers is recorded based on historical experience or specific identification of a contractual arrangement necessitating a revenue reserve.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company maintains general allowances for doubtful accounts for losses that they estimate will arise from their customers' inability to make required payments. These reserves require management to apply judgment in deriving estimates. As the Company becomes aware of any specific receivables which may be uncollectable, they perform additional analysis and reserves are recorded if deemed necessary. Determination of such additional specific reserves require management to make judgments and estimates pertaining to factors such as a customer's credit worthiness, intent and ability to pay, and overall financial position. If the data the Company uses to calculate the allowance for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and its results of operations could be materially affected.

CASH AND CASH EQUIVALENTS

The Company's cash and cash equivalents primarily consist of cash money market funds where the underlying securities primarily consist of United States treasury obligations, United States agency obligations, and repurchase agreements collateralized by United States Government and agency obligations with weighted average maturities of 90 days or less.

RESTRICTED CASH

Restricted cash is primarily used to collateralize the Company's outstanding letters of credit for insurance and lease obligations.

INVESTMENTS

The Company's investments are classified as available for sale and currently consist of auction rate securities ("ARS"). Available for sale securities are carried at fair value with unrealized holding gains or losses being recorded in other comprehensive income. Gains or losses are included in earnings in the period in which they are realized.

FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents, accounts receivable, other current assets, accounts payable, short-term debt and accrued liabilities approximates fair value due to short-term maturities of these assets and liabilities. Fair values of long-term investments are based on quoted market prices if available, and if not available a fair value is determined through a discounted cash flow analysis at the date of measurement.

INVENTORY

Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market. Each quarter, the Company estimates and establishes reserves for excess, obsolete or unmarketable inventory. These reserves are generally equal to the historical cost basis of the excess or obsolete inventory and once recorded are considered permanent adjustments. Calculation of the reserves requires management to use judgment and make assumptions about forecasted demand in relation to the inventory on hand, competitiveness of its product offerings, general market conditions and product life cycles upon which the reserves are based. When inventory on hand exceeds

foreseeable demand (generally in excess of twelve months), reserves are established for the value of such inventory that is not expected to be sold.

If actual demand and market conditions are less favorable than those the Company projects, additional inventory reserves may be required and its results of operations could be materially affected. Some or all of the inventories that have been reserved may be retained and made available for sale; however, they are generally scrapped over time.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method. Significant renewals and betterments are capitalized and equipment taken out of service is written off. Maintenance and repairs, as well as renewals of a minor amount, are expensed as incurred.

Estimated useful lives used for depreciation purposes are five to 30 years for buildings and improvements and three to 10 years for machinery and equipment. Leasehold improvements are depreciated over the lesser of the economic life or the life of the associated lease.

VALUATION OF LONG-LIVED ASSETS

Definite lived intangible assets are carried at cost less accumulated amortization. Amortization is calculated on a straight-line basis over the estimated useful lives of the assets. Carrying values for long-lived assets and definite lived intangible assets, which exclude goodwill, are reviewed for possible impairment as circumstances warrant. Factors considered important that could result in an impairment review include significant underperformance relative to expected, historical or projected future operating results, significant changes in the manner of use of assets or the Company's business strategy, or significant negative industry or economic trends. In addition, impairment reviews are conducted at the judgment of management whenever asset / asset group values are deemed to be unrecoverable relative to future undiscounted cash flows expected to be generated by that particular asset / asset group. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of an asset / asset group and its eventual disposition. Such estimates require management to exercise judgment and make assumptions regarding factors such as future revenue streams, operating expenditures, cost allocation and asset utilization levels, all of which collectively impact future operating performance. The Company's estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, changes to its business model or changes in its operating performance. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value of an asset/asset group, the Company would recognize an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset or asset group.

GOODWILL AND INDEFINITE INTANGIBLE ASSETS

Goodwill and intangible assets with indefinite useful lives are not amortized but are tested at least annually for impairment in accordance with the provisions of ASC 350 *Intangibles-Goodwill and Other* ("ASC 350"). Intangible assets with indefinite useful lives comprise an insignificant portion of the total book value of the Company's intangible assets. The Company assesses the need to test its goodwill for impairment on a regular basis. Pursuant to the guidance provided under ASC 280 *Segment Reporting* (see Note 18 to the Consolidated Financial Statements contained this Annual Report for further discussion), the Company has determined that it has one reporting unit for the purposes of allocating and testing goodwill under ASC 350.

The goodwill impairment test is a two-step process. The first step of the Company's impairment analysis compares its fair value to its net book value to determine if there is an indicator of impairment. To determine fair value, ASC 350 allows for the use of several valuation methodologies, although it states that quoted market prices are the best evidence of fair value and shall be used as the basis for measuring fair value where available. In the Company's assessment of its fair value, the Company considers the closing price of its common stock on the selected testing date, the number of shares of its common stock outstanding and other marketplace activity such as a related control premium. If the calculated fair value is determined to be less than the book value of the Company, then the Company performs step two of the impairment analysis. Step two of the analysis compares the implied fair value of the Company's goodwill to its book value. If the book value of the Company's goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. In step two of the Company's annual impairment analysis, if required, the Company primarily uses the income approach methodology of valuation, which includes the discounted cash flow method as well as other generally accepted valuation methodologies, to determine the implied fair value of the Company's goodwill. Significant management judgment is required in preparing the forecasts of future operating results that are used in the discounted cash flow method of valuation. Should step two of the impairment test be required, the estimates management would use would be consistent with the plans and estimates that the Company uses to manage its business. In addition to testing goodwill for impairment on an annual basis, factors such as unexpected adverse business conditions, deterioration of the economic climate, unanticipated technological changes, adverse changes in the competitive environment, loss of key personnel and acts by governments and courts, are considered by management and may signal that the Company's intangible assets including goodwill have become impaired and result in additional interim impairment testing.

In fiscal year 2012, the Company performed an impairment test of its goodwill as of the first day of the fourth fiscal quarter in accordance with the Company's regularly scheduled annual testing. The results of this test indicated that the Company's goodwill was not impaired based on step one of the test; accordingly step two of the test was not performed.

BUSINESS COMBINATIONS

The Company uses the acquisition method of accounting for business combinations and recognizes assets acquired and liabilities assumed measured at their fair values on the date acquired. Goodwill represents the excess of the purchase price over the fair value of the net assets. The fair values of the assets and liabilities acquired are determined based upon the Company's valuation. The valuation involves making significant estimates and assumptions which are based on detailed financial models including the projection of future cash flows, the weighted average cost of capital and any cost savings that are expected to be derived in the future.

SHARE-BASED COMPENSATION

The Company applies ASC 718 *Compensation-Stock Compensation* ("ASC 718") which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including non-qualified employee stock options, share awards, employee stock purchase plan and other special share-based awards based on estimated fair values. The Company adopted ASC 718 using the modified prospective transition method, which requires the application of the applicable accounting standard as of October 1, 2005, the first day of the Company's fiscal year 2006.

The fair value of share-based awards is amortized over the requisite service period, which is defined as the period during which an employee is required to provide service in exchange for an award. The Company uses a straight-line attribution method for all grants that include only a service condition. Due to the existence of both performance and service conditions, certain restricted stock grants are expensed over the service period for each separately vesting tranche.

Share-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. Share-based compensation expense recognized in the Company's Consolidated Statement of Operations for the fiscal year ended September 28, 2012 only included share-based payment awards granted subsequent to September 30, 2005 based on the grant date fair value estimated in accordance with the provisions of ASC 718. As share-based compensation expense recognized in the Consolidated Statement of Operations for the fiscal year ended September 28, 2012 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Upon adoption of ASC 718, the Company elected to retain its method of valuation for share-based awards using the Black-Scholes option-pricing model ("Black-Scholes model") which was also previously used for the Company's pro forma information required under the previous authoritative literature governing stock compensation expense. The Company's determination of fair value of share-based payment awards on the date of grant using the Black-Scholes model is affected by the Company's stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to; the Company's expected stock price volatility over the term of the awards, risk free interest rate, and actual and projected employee stock option exercise behaviors. The determination of fair value of restricted share awards is based on the value of the Company's stock on the date of grant. The Company may from time to time offer more complex awards with market-based performance conditions. In the event the Company offers its employees such awards, the Company would employ a Monte Carlo simulation valuation method to calculate the potential outcome for awards and establishes fair value based on the most likely outcome.

DEFERRED FINANCING COSTS

Financing costs are capitalized as an asset on the Company's balance sheet and amortized on a straight-line basis over the life of the financing. If debt is extinguished early, a proportionate amount of deferred financing costs is charged to earnings.

CURRENCIES

The Company's functional currency for all operations worldwide is the U.S. dollar. Accordingly, gains and losses related to foreign currency transactions, conversion of foreign denominated cash balances and translation of foreign currency financial statements are included in current results.

INCOME TAXES

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. This method also requires the recognition of future tax benefits such as net operating loss carry forwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The carrying value of the Company's net deferred tax assets assumes the Company will be able to generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions. If these estimates and related assumptions change in the future, the Company may be required to record additional valuation

allowances against its deferred tax assets resulting in additional income tax expense in its consolidated statement of operations. Management evaluates the realizability of the deferred tax assets and assesses the adequacy of the valuation allowance quarterly. Likewise, in the event the Company were to determine that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, an adjustment to the deferred tax assets would increase income or decrease the carrying value of goodwill in the period such determination was made.

The determination of recording or releasing tax valuation allowances is made, in part, pursuant to an assessment performed by management regarding the likelihood that the Company will generate future taxable income against which benefits of its deferred tax assets may or may not be realized. This assessment requires management to exercise significant judgment and make estimates with respect to its ability to generate revenues, gross profits, operating income and taxable income in future periods. Amongst other factors, management must make assumptions regarding overall business and semiconductor industry conditions, operating efficiencies, the Company's ability to develop products to its customers' specifications, technological change, the competitive environment and changes in regulatory requirements which may impact its ability to generate taxable income and, in turn, realize the value of its deferred tax assets.

The calculation of the Company's tax liabilities includes addressing uncertainties in the application of complex tax regulations and is based on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The Company recognizes liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on its recognition threshold and measurement attribute of whether it is more likely than not that the positions the Company has taken in tax filings will be sustained upon tax audit, and the extent to which additional taxes would be due. If payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period in which it is determined the liabilities are no longer necessary. If the estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to expense would result. The Company recognizes any interest and penalties, if incurred, on any unrecognized tax benefits as a component of income tax expense.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs are expensed as incurred.

LOSS CONTINGENCIES

The Company records its best estimates of a loss contingency when it is considered probable and the amount can be reasonably estimated. When a range of loss can be reasonably estimated with no best estimate in the range, the Company records the minimum estimated liability related to the claim. As additional information becomes available, the Company assesses the potential liability related to the Company's pending loss contingency and revises its estimates. The Company's records its legal costs as expense in the period in which they are incurred.

ACCUMULATED OTHER COMPREHENSIVE LOSS

The Company accounts for comprehensive loss in accordance with the provisions of ASC 220 — *Comprehensive Income* ("ASC 220"). ASC 220 is a financial statement presentation standard that requires the Company to disclose non-owner changes included in equity but not included in net income or loss. Accumulated

other comprehensive loss presented in the financial statements consists of adjustments to the Company's auction rate securities and minimum pension liability as follows (in thousands):

	Pension Adjustments	Auction Rate Securities Adjustment	Accumulated Other Comprehensive Loss
Balance as of October 1, 2010	$(385)	$(912)	$(1,297)
Period adjustments	(34)	—	(34)
Balance as of September 30, 2011	(419)	(912)	(1,331)
Period adjustments	(256)	(6)	(262)
Balance as of September 28, 2012	$(675)	$(918)	$(1,593)

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2011, the Financial Accounting Standards Board revised the authoritative guidance for comprehensive income to require an entity to present total comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements and eliminated the option to present the components of other comprehensive income as part of the statement of equity. The guidance will be effective for us beginning in the first quarter of fiscal 2013 and should be applied retrospectively. The adoption of the guidance will impact the presentation of the financial statements only and will not impact our financial position, results of operations or cash flows.

In September 2011, the Financial Accounting Standards Board revised the authoritative guidance for goodwill and other intangibles to allow entities the ability to first assess the qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. The guidance will be effective for us beginning in fiscal 2013. The adoption of this guidance is not expected to impact our annual goodwill impairment test, financial position or results of operations.

In June 2012, The Financial Accounting Standards Board proposed guidance regarding the disclosures for liquidity and interest rate disclosures. Comments on the exposure draft were due in September 2012. This Accounting Standards Update has not been finalized as of the date of this filing; however the Company does not believe this guidance will impact our financial position or results of operations.

In July 2012, the Financial Accounting Standards Board revised the authoritative guidance for indefinite-lived intangible asset impairment testing to allow entities the ability to first assess the qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset, other than goodwill, is impaired. The guidance will be effective for us beginning in fiscal 2013. The adoption of this guidance is not expected to impact our indefinite-lived intangible asset impairment testing, financial position or results of operations.

3. BUSINESS COMBINATIONS

On January 9, 2012, the Company acquired Advanced Analogic Technologies Inc. ("AATI"). The Company acquired all of the outstanding shares of AATI in exchange for an aggregate purchase price of $277.3 million, substantially comprised of cash consideration. AATI is an analog semiconductor company focused on enabling energy-efficient power management devices for consumer electronics, computing and communications markets.

The acquisition expands the Company's product portfolio across new vertical markets with highly complementary analog semiconductor products including battery chargers, DC/DC converters, voltage regulators and LED drivers.

The allocation of the purchase price to the assets and liabilities recognized in the Company's acquisition of AATI was not finalized at the time of filing the annual report on Form 10-K. The preliminary allocation of the purchase price reflected in the accompanying financial statements is based upon estimates and assumptions which are subject to change within the measurement period (up to one year from the acquisition date as prescribed in the ASC 805 *Business Combinations)*. The preliminary allocation of the purchase price is based on the estimated fair values of the assets acquired and liabilities assumed by major class related to the AATI acquisition and are reflected, as of the acquisition date, in the accompanying financial statements as follows (in thousands):

	As of January 9, 2012
Estimated fair value of assets acquired	
Cash	$ 42,605
Short-term investments	20,900
Accounts receivable	10,962
Inventory	15,470
Deferred tax assets	22,219
Property, plant and equipment	3,693
Other assets	2,139
Identifiable intangible assets	40,240
Goodwill	133,958
Total assets acquired	292,186
Liabilities assumed	(14,842)
Estimated fair value of assets acquired	$277,344

The preliminary amount of the AATI purchase price allocated to goodwill of $134.0 million (including measurement period adjustments recognized) represents the expected synergies from cost efficiencies and cross-selling opportunities. The Company expects that substantially all of the goodwill recognized as a result of the AATI acquisition will not be deductible for tax purposes.

The preliminary amount of the AATI purchase price allocated to identifiable intangible assets recognized in the acquisition of AATI and the respective useful lives of such intangible assets as of January 9, 2012 were as follows (in thousands):

	Fair Value	Estimated Useful Life (Years)
Customer relationships	$21,200	4.7
Developed technology	15,500	5.0
In process research and development ("IPR&D")	1,540	TBD
Trade name	900	5.0
Backlog	1,100	0.3
Total identifiable intangible assets	$40,240	

Customer relationships represent the fair value of established relationships with original equipment manufacturers and distributors. Developed technology primarily represents the fair value of acquired AATI

patented and unpatented technologies related to product designs. IPR&D represents the fair value of incomplete AATI research and development projects that had not reached technological feasibility but are expected to generate future economic benefit as of the acquisition date, January 9, 2012. Because of the uncertainty related to the completion of these projects, the Company has determined that the amortization period will be established when the projects reach technological feasibility or are discontinued. If a project is discontinued or fails to meet technological feasibility, the value associated with that project will be written off in the period the determination is made. The trade name line item in the table above represents the brand and name recognition associated with the marketing of AATI products and was determined to have a finite life. Backlog represents the fair value of AATI unfilled firm orders as of the acquisition date. All intangible assets acquired in connection with the AATI acquisition will be amortized on a straight-line basis over their respective estimated useful lives. The estimated fair values of the intangible assets acquired were primarily determined using the income approach based on significant inputs that were not observed. The Company considers the fair value of each of the acquired intangible assets to be Level 3 assets due to the significant estimates and assumptions used by management in establishing the estimated fair values. See Note 5, Fair Value in these Notes to the Consolidated Financial Statements for the definition of Level 3 assets.

Net revenue and net income for AATI have been included in the Consolidated Statements of Operations from the acquisition date through the end of the fiscal year on September 28, 2012. The impact of AATI's ongoing operations on the Company's net revenue and net income were not significant for the fiscal years ended September 28, 2012. The Company recognized transaction related costs associated with the AATI acquisition of approximately $10.9 million, including arbitration costs, during the fiscal year ended September 28, 2012 which were included within the sales, administrative and general expense.

The unaudited pro forma financial results for the fiscal years ended September 28, 2012 and September 30, 2011 combine the unaudited historical results of Skyworks with the unaudited historical results of AATI for the fiscal year ended September 28, 2012 and September 30, 2011, respectively. The results include the effects of unaudited pro forma adjustments as if AATI was acquired at the beginning of the prior fiscal year, October 2, 2010. The unaudited pro forma results presented include amortization charges for acquired intangible assets, adjustments for increases in the fair value of acquired inventory, other charges and related tax effects. The pro forma financial results presented below do not include any anticipated synergies or other expected benefits of the acquisition. These unaudited results are presented for informational purposes only and are not necessarily indicative of future operations (in thousands, except per share amounts):

	Fiscal Year-Ended	
	September 28, 2012	September 30, 2011
Revenue	$1,585,022	$1,509,709
Net income	$ 218,364	$ 177,443
Diluted earnings per common share	$ 1.14	$ 0.93

4. MARKETABLE SECURITIES

The Company accounts for its investment in marketable securities in accordance with ASC 320-*Investments-Debt and Equity Securities*, and classifies them as "available for sale." At September 28, 2012, these securities included $4.0 million of par value ARS, with a carrying value of $3.1 million as compared to the September 30, 2011 balances of $3.2 million and $2.3 million, respectively. The ARS balances are scheduled to mature through 2017. The increase in the balances held at September 28, 2012 relates to ARS acquired as a result of the acquisition of AATI with a par and carrying value of approximately $0.8 million. The difference between the par and carrying values is categorized as a temporary loss in other comprehensive income. The Company receives

the scheduled interest payments in accordance with the terms of the securities and evaluates the appropriate accounting treatment in each period presented.

In addition to the ARS, the Company acquired $20.9 million in US treasury bills as part of the acquisition of AATI on January 9, 2012. These securities matured or were sold prior to September 28, 2012.

5. FAIR VALUE

Fair value is the price that would be received from selling an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides a hierarchy for inputs used in measuring fair value that prioritize the use of observable inputs over the use of unobservable inputs, when such observable inputs are available. The three levels of inputs that may be used to measure fair value are as follows:

- Level 1 — Quoted prices in active markets for identical assets or liabilities.
- Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets with insufficient volume or infrequent transactions (less active markets), or model-driven valuations in which all significant inputs are observable or can be derived principally from, or corroborated with, observable market data.
- Level 3 — Fair value is derived from valuation techniques in which one or more significant inputs are unobservable, including assumptions and judgments made by the Company.

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification on a quarterly basis. Changes in the observable inputs may result in a reclassification of assets and liabilities within the three levels of the hierarchy outlined above.

Assets and Liabilities Measured and Recorded at Fair Value on a Recurring Basis

The Company measures certain assets and liabilities at fair value on a recurring basis such as our financial instruments, marketable securities and contingent consideration related to business combinations and recognizes transfers within the fair value hierarchy at the end of the fiscal quarter in which the change in circumstances that caused the transfer occurred. There have been no transfers between Level 1, 2 or 3 assets or liabilities during the fiscal year ended September 28, 2012.

Due to the illiquid markets for the Company's ARS, these securities are appropriately classified as a Level 3 asset.

The Company has classified its contingent consideration, which was primarily related to the acquisition of SiGe Semiconductor Inc. ("SiGe") in fiscal 2011, as a Level 3 liability. The fair value of the contingent consideration liabilities were primarily computed based on expected revenue to be generated by the acquired enterprises using a weighted probability income approach. Revenue and other assumptions used in the calculation require significant management judgment. Accordingly, the contingent consideration liabilities were classified as Level 3. The Company reassessed the fair value of the contingent consideration liabilities on a quarterly basis. Based on that assessment, the Company recognized a reduction of approximately $5.4 million related to the actual calculation of the earn-out obligations during the fiscal year ended September 28, 2012. The resulting gain was recorded in the selling, general and administrative line item on the Consolidated Statement of Operations. The

Company paid $52.9 million in cash during the fourth fiscal quarter to settle the contingent consideration liability associated with the acquisition of SiGe.

As of September 28, 2012, assets and liabilities recorded at fair value on a recurring basis consist of the following (in thousands):

		Fair Value Measurements		
	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets				
Money market	$141,480	$141,480	$ —	$ —
Auction rate securities	3,093	—	—	3,093
Total	$144,573	$141,480	$ —	$3,093
Liabilities				
Contingent consideration liability recorded for business combinations	$ 1,046	$ —	$ —	$1,046

The following table summarizes changes to the fair value of the ARS, which is a Level 3 asset (in thousands):

	Auction rate securities
Balance at September 30, 2011	$2,288
Acquisition related additions (see Notes 3 and 4 for further detail)	805
Balance at September 28, 2012	$3,093

The following table summarizes changes to the fair value of the contingent consideration, which is a Level 3 liability (in thousands):

	Contingent consideration
Balance at September 30, 2011	$ 59,400
Changes in fair value	(5,414)
Payments	(52,940)
Balance at September 28, 2012	$ 1,046

Assets Measured and Recorded at Fair Value on a Nonrecurring Basis

The Company's non-financial assets and liabilities, such as goodwill, intangible assets, and other long lived assets resulting from business combinations are measured at fair value using income approach valuation methodologies at the date of acquisition and subsequently re-measured if there are indicators of impairment. There were no indicators of impairment identified during the fiscal year ended September 28, 2012.

6. INVENTORY

Inventory consists of the following (in thousands):

	As of	
	September 28, 2012	September 30, 2011
Raw materials	$ 27,170	$ 18,565
Work-in-process	111,190	92,601
Finished goods	83,037	73,633
Finished goods held on consignment by customers	11,523	13,384
Total inventories	$232,920	$198,183

7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following (in thousands):

	As of	
	September 28, 2012	September 30, 2011
Land and improvements	$ 12,009	$ 11,024
Buildings and improvements	56,969	53,397
Furniture and fixtures	25,380	26,325
Machinery and equipment	623,328	568,563
Construction in progress	36,902	13,929
Total property, plant and equipment, gross	754,588	673,238
Accumulated depreciation and amortization	(475,205)	(421,873)
Total property, plant and equipment, net	$ 279,383	$ 251,365

8. GOODWILL AND INTANGIBLE ASSETS

The changes in the carrying amount of goodwill are as follows (in thousands):

	Goodwill
Balance as of September 30, 2011	$663,041
Goodwill recognized through business combinations (Note 3)	133,958
Goodwill adjustments	3,514
Goodwill as of September 28, 2012	$800,513

The increase in goodwill for the fiscal year ended September 28, 2012 resulted primarily from the acquisition of AATI as discussed in Note 3, Business Combinations in these Notes to the Consolidated Financial Statements. In addition, the Company recorded the final measurement period adjustment related to the acquisition of SiGe which resulted in an increase to goodwill.

The Company tests its goodwill and non-amortizing trademarks for impairment annually as of the first day of its fourth fiscal quarter and in interim periods if certain events occur indicating the carrying value of goodwill or non-amortizing trademarks may be impaired. There were no indicators of impairment noted during the fiscal year

ended September 28, 2012. However, based on the results of our annual testing, the Company determined that one of its non-amortizing trademarks did in fact have a finite life and accordingly the asset was reclassified and will be amortized over its estimated useful life as of September 28, 2012.

Intangible assets consist of the following (in thousands):

	Weighted average amortization period remaining (years)	As of September 28, 2012			As of September 30, 2011		
		Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	3.5	$ 78,710	$(36,242)	$42,468	$ 57,510	$(21,828)	$35,682
Developed technology and other	3.8	89,366	(42,266)	47,100	70,046	(27,039)	43,007
IPR&D	1.4	6,050	(3,177)	2,873	4,510	(260)	4,250
Trademarks	Indefinite	1,569	—	1,569	3,869	—	3,869
Total intangible assets		$175,695	$(81,685)	$94,010	$135,935	$(49,127)	$86,808

The increase in intangible assets for the fiscal year ended September 28, 2012 resulted from the acquisition of AATI as discussed in Note 3, Business Combinations in these Notes to the Consolidated Financial Statements.

Annual amortization expense for the next five years related to intangible assets is expected to be as follows (in thousands):

	2013	2014	2015	2016	2017	Thereafter
Amortization expense	$29,199	$23,981	$21,041	$16,247	$1,972	$—

9. BORROWING ARRANGEMENTS

On March 2, 2007, the Company issued $200.0 million aggregate principal amount of convertible subordinated notes ("2007 Convertible Notes"). The offering contained two tranches. The first tranche consisted of $100.0 million of 1.25% convertible subordinated notes due March 2010 (the "1.25% Notes") which have been retired. The second tranche consisted of $100.0 million aggregate principal amount of 1.50% convertible subordinated notes due March 2012 (the "1.50% Notes"). During the fiscal year ended September 28, 2012, the Company redeemed and retired the remaining $26.7 million of aggregate principal amount of the 1.50% Notes, paying a cash premium of $21.3 million which was accounted for as a reacquisition of equity instruments in accordance with ASC 470-20 — *Debt, Debt with Conversions and Other Options.*

The following tables provide additional information regarding the Company's 2007 Convertible Notes (in thousands):

	As of September 28, 2012	As of September 30, 2011
Equity component of the convertible notes outstanding	$—	$ 6,061
Principal amount of the convertible notes	$—	$26,677
Unamortized discount of the liability component	$—	$ 588
Net carrying amount of the liability component	$—	$26,089

The following table provides additional information regarding interest expense related to the Company's 2007 Convertible Notes (in thousands):

	Year Ended	
	September 28, 2012	September 30, 2011
Effective interest rate on the liability component	6.86%	6.86%
Cash interest expense recognized (contractual interest)	$ 105	$ 400
Effective interest expense recognized	$ 428	$1,345

10. INCOME TAXES

Income before income taxes consists of the following components (in thousands):

	Fiscal Years Ended		
	September 28, 2012	September 30, 2011	October 1, 2010
United States	$113,140	$208,926	$164,094
Foreign	141,836	84,960	30,980
Income before income taxes	$254,976	$293,886	$195,074

The provision for income taxes consists of the following (in thousands):

	Fiscal Years Ended		
	September 28, 2012	September 30, 2011	October 1, 2010
Current tax expense (benefit):			
Federal	$32,414	$25,421	$11,855
State	(1,741)	422	946
Foreign	8,623	4,340	684
	39,296	30,183	13,485
Deferred tax expense (benefit):			
Federal	12,998	35,053	44,072
State	(3,670)	(1,048)	(2,846)
Foreign	405	961	235
	9,733	34,966	41,461
Change in valuation allowance	3,869	2,152	2,834
Provision for income taxes	$52,898	$67,301	$57,780

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The actual income tax expense is different than that which would have been computed by applying the federal statutory tax rate to income before income taxes. A reconciliation of income tax expense as computed at the United States federal statutory income tax rate to the provision for income tax expense follows (in thousands):

	Fiscal Years Ended		
	September 28, 2012	September 30, 2011	October 1, 2010
Tax expense at United States statutory rate	$ 89,241	$102,860	$68,276
Foreign tax rate difference	(44,733)	(24,394)	(8,889)
Deemed dividend from foreign subsidiary	2,446	43	884
Research and development credits	(1,689)	(17,720)	(5,820)
Change in tax reserve	10,419	9,405	4,413
Change in valuation allowance	3,869	2,152	2,834
Non deductible debt retirement premium	—	—	64
Domestic production activities deduction	(3,923)	(6,055)	(2,263)
International restructuring	—	—	(3,468)
Other, net	(2,732)	1,010	1,749
Provision for income taxes	$ 52,898	$ 67,301	$57,780

The Company operates in foreign jurisdictions with income tax rates lower than the United States tax rate of 35%. The Company's tax benefits related to foreign earnings taxed at a rate less than the United States federal rate were $44.7 million and $24.4 million as of September 28, 2012 and September 30, 2011, respectively.

As of September 28, 2012, the United States Congress has not taken action to extend the federal tax credit available under the Internal Revenue Code for research and development. Accordingly, the income tax provision for the year ended September 28, 2012 does not include the impact of such research and development tax credits earned after December 31, 2011.

On October 2, 2010, the Company expanded its presence in Asia by launching operations in Singapore. The Company operates under a tax holiday in Singapore, which is effective through September 30, 2020. The tax holiday is conditional upon the Company's compliance in meeting certain employment and investment thresholds in Singapore. The impact of the tax holiday decreased Singapore's taxes by $5.9 million which resulted in a benefit of $0.03 of basic and diluted earnings per share for the fiscal year ended September 28, 2012. The impact of the tax holiday to fiscal 2011 was not material.

As a result of the enactment of the Tax Relief Act of 2010 which retroactively reinstated and extended the research and development tax credit, $6.2 million of federal research and development tax credits which were earned in fiscal year 2010 reduced our tax rate during the year ended September 30, 2011.

During fiscal year 2010, the Company restructured its international operations resulting in a tax benefit of $3.5 million. This consisted of a tax benefit of $6.3 million due to reassessing the United States income tax required to be recorded on earnings of our operations in Mexico, offset by $2.8 million of tax provision related to the transfer of assets to an affiliated foreign company. As a result of this restructuring, the Company is no longer required to assess United States income tax on the earnings of its Mexican business.

Deferred income tax assets and liabilities consist of the tax effects of temporary differences related to the following (in thousands):

	Fiscal Years Ended	
	September 28, 2012	September 30, 2011
Deferred Tax Assets:		
Current:		
Inventory	$ 5,293	$ 4,181
Bad debts	170	162
Accrued compensation and benefits	4,041	3,946
Product returns, allowances and warranty	1,916	1,222
Restructuring	606	515
Other — net	520	998
Current deferred tax assets	12,546	11,024
Less valuation allowance	(3,162)	(2,431)
Net current deferred tax assets	9,384	8,593
Long-term:		
Intangible assets	6,638	7,660
Share-based and other deferred compensation	37,601	27,921
Net operating loss carry forwards	35,809	22,143
Federal tax credits	17,199	37,717
State tax credits	33,628	26,111
Other — net	1,785	—
Long-term deferred tax assets	132,660	121,552
Less valuation allowance	(43,791)	(36,943)
Net long-term deferred tax assets	88,869	84,609
Deferred tax assets	145,206	132,576
Less valuation allowance	(46,953)	(39,374)
Net deferred tax assets	98,253	93,202
Deferred Tax Liabilities:		
Current:		
Prepaid insurance	(894)	(723)
Current deferred tax liabilities	(894)	(723)
Long-term:		
Property, plant and equipment	(17,567)	(18,084)
Other — net	(3)	(208)
Intangible assets	(6,157)	(5,943)
Long-term deferred tax liabilities	(23,727)	(24,235)
Net deferred tax liabilities	(24,621)	(24,958)
Total deferred tax assets	$ 73,632	$ 68,244

In accordance with GAAP, management has determined that it is more likely than not that a portion of its historic and current year income tax benefits will not be realized. As of September 28, 2012, the Company has

maintained a valuation allowance of $47.0 million. This valuation allowance is comprised of $33.6 million related to U.S. State tax credits, of which $3.6 million are state tax credits acquired from AATI in fiscal year 2012, and $13.4 million related to foreign deferred tax assets. If these benefits are recognized in a future period the valuation allowance on deferred tax assets will be reversed and up to a $46.6 million income tax benefit, and up to a $0.4 million reduction to goodwill may be recognized. The Company will need to generate $209.0 million of future United States federal taxable income to utilize our United States deferred tax assets as of September 28, 2012.

Deferred tax assets are recognized for foreign operations when management believes it is more likely than not that the deferred tax assets will be recovered during the carry forward period. The Company will continue to assess its valuation allowance in future periods.

As of September 28, 2012, the Company has United States federal net operating loss carry forwards of approximately $74.3 million, including $29.5 million related to the acquisition of SiGe, which will expire at various dates through 2030 and $28.1 million related to the acquisition of AATI, which will expire at various dates through 2031. The utilization of these net operating losses is subject to certain annual limitations as required under Internal Revenue Code section 382 and similar state income tax provisions. The Company also has United States federal income tax credit carry forwards of $37.8 million, of which $30.4 million of federal income tax credit carry forwards have not been recorded as a deferred tax asset. The Company also has state income tax credit carry forwards of $33.6 million, for which the Company has provided a valuation allowance. The United States federal tax credits expire at various dates through 2032. The state tax credits relate primarily to California research tax credits which can be carried forward indefinitely.

The Company has continued to expand its operations and increase its investments in numerous international jurisdictions. These activities will increase the Company's earnings attributable to foreign jurisdictions. As of September 28, 2012, no provision has been made for United States federal, state, or additional foreign income taxes related to approximately $371.5 million of undistributed earnings of foreign subsidiaries which have been or are intended to be permanently reinvested. It is not practicable to determine the United States federal income tax liability, if any, which would be payable if such earnings were not permanently reinvested.

The Company's gross unrecognized tax benefits totaled $52.4 million and $32.1 million as of September 28, 2012 and September 30, 2011, respectively. Of the total unrecognized tax benefits at September 28, 2012, $38.8 million would impact the effective tax rate, if recognized. The remaining unrecognized tax benefits would not impact the effective tax rate, if recognized, due to the Company's valuation allowance and certain positions which were required to be capitalized. There are no positions which the Company anticipates could change within the next twelve months.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows (in thousands):

	Unrecognized tax benefits
Balance at September 30, 2011	$32,136
Increases based on positions related to prior years	9,004
Increases based on positions related to current year	11,265
Decreases relating to settlements with taxing authorities	—
Decreases relating to lapses of applicable statutes of limitations	(25)
Balance at September 28, 2012	$52,380

The current year increase in positions related to prior years of $9.0 million primarily includes $9.7 million of positions acquired from AATI during the fiscal year.

During the year ended September 28, 2012, the Company did not recognize any significant amount of previously unrecognized tax benefits related to the expiration of the statute of limitations. The Company recognized $0.6 million of accrued interest or penalties related to unrecognized tax benefits during fiscal year 2012.

The Company's major tax jurisdictions as of September 28, 2012 are the United States, California, Iowa, Singapore and Canada. For the United States, the Company has open tax years dating back to fiscal year 2002 due to the carry forward of tax attributes. For California and Iowa, the Company has open tax years dating back to fiscal year 2002 due to the carry forward of tax attributes. For Singapore, the Company has open tax years dating back to fiscal year 2011. For Canada, the Company has open tax years dating back to fiscal year 2004.

11. STOCKHOLDERS' EQUITY

COMMON STOCK

At September 28, 2012, the Company is authorized to issue 525 million shares of common stock, par value $0.25 per share of which 202,937,547 shares are issued and 192,296,130 shares outstanding.

Holders of the Company's common stock are entitled to such dividends as may be declared by the Company's Board of Directors out of funds legally available for such purpose. Dividends may not be paid on common stock unless all accrued dividends on preferred stock, if any, have been paid or declared and set aside. In the event of the Company's liquidation, dissolution or winding up, the holders of common stock will be entitled to share pro rata in the assets remaining after payment to creditors and after payment of the liquidation preference plus any unpaid dividends to holders of any outstanding preferred stock.

Each holder of the Company's common stock is entitled to one vote for each such share outstanding in the holder's name. No holder of common stock is entitled to cumulate votes in voting for directors. The Company's restated certificate of incorporation as amended to date, ("the Certificate of Incorporation") provides that, unless otherwise determined by the Company's Board of Directors, no holder of stock has any preemptive right to purchase or subscribe for any stock of any class which the Company may issue or sell.

On August 3, 2010, the Board of Directors approved a stock repurchase program, pursuant to which the Company is authorized to repurchase up to $200.0 million of the Company's common stock from time to time on the open market or in privately negotiated transactions as permitted by securities laws and other legal requirements. During the fiscal year ended September 28, 2012, the Company paid approximately $12.4 million (including commissions) in connection with the repurchase of 0.8 million shares of its common stock (paying an average price of $16.54 per share). This plan expired on August 3, 2012 and had $117.6 million remaining on the original amount.

On November 8, 2012 the Board of Directors approved a new share repurchase program, pursuant to which we are authorized to repurchase up to $200.0 million of our common stock from time to time on the open market or in privately negotiated transactions as permitted by securities laws and other legal requirements. The repurchase program is set to expire on November 8, 2014; however, it may be suspended, discontinued or extended at any time prior to November 8, 2014 upon approval of the Board of Directors. This repurchase program will be funded with our working capital.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

PREFERRED STOCK

The Company's Certificate of Incorporation has authorized and permits the Company to issue up to 25 million shares of preferred stock without par value in one or more series and with rights and preferences that may be fixed or designated by the Company's Board of Directors without any further action by the Company's stockholders. The designation, powers, preferences, rights and qualifications, limitations and restrictions of the preferred stock of each series will be fixed by the certificate of designation relating to such series, which will specify the terms of the preferred stock. At September 28, 2012, the Company had no shares of preferred stock issued or outstanding.

EMPLOYEE STOCK BENEFIT PLANS

As of September 28, 2012, the Company has the following equity compensation plans under which its equity securities were authorized for issuance to its employees and/or directors:

- the 1999 Employee Long-Term Incentive Plan
- the Directors' 2001 Stock Option Plan
- the Non-Qualified Employee Stock Purchase Plan
- the 2002 Employee Stock Purchase Plan
- the 2005 Long-Term Incentive Plan
- the 2008 Director Long-Term Incentive Plan
- AATI 1998 Amended Stock Plan
- AATI 2005 Equity Incentive Plan

Except for the 1999 Employee Long-Term Incentive Plan and the Non-Qualified Employee Stock Purchase Plan, each of the foregoing equity compensation plans were approved by the Company's stockholders.

As of September 28, 2012, a total of 76.8 million shares are authorized for grant under the Company's share-based compensation plans, with 11.9 million options outstanding. The number of common shares reserved for granting of future awards to employees and directors under these plans was 10.5 million at September 28, 2012. The Company grants equity awards under the 2005 Long-Term Incentive Plan to employees and the 2008 Director Long-Term Incentive Plan for non-employee directors.

During 2012, the Company assumed a total of 1.1 million outstanding stock-options awards and 0.4 million restricted stock units ("RSUs") under various stock based incentive plans as a result of the acquisition of AATI. These AATI plans were assumed on the date of the acquisition and no additional shares may be granted under these plans.

2005 Long-Term Incentive Plan. Under this plan officers, employees, non-employee directors and certain consultants may be granted stock options, restricted stock awards, RSUs, performance awards and other share-based awards. The plan has been approved by the stockholders. Under the plan up to 41.8 million shares have been authorized for grant. A total of 9.3 million shares are available for new grants as of September 28, 2012. The maximum contractual term of the awards is up to seven years from the date of grant. Options granted under the plan are exercisable at the determination of the compensation committee and generally vest ratably over four years. Restricted stock awards and RSUs granted under the plan are exercisable at the determination of the compensation committee and generally vest over three or more years. Performance awards are contingently granted depending on the achievement of certain predetermined performance goals and generally vest over three or more years.

2008 Director Long-Term Incentive Plan. Under this plan, non-employee directors may be granted stock options, restricted stock awards and other share-based awards. The plan has been approved by the stockholders. Under the plan a total of 1.5 million shares have been authorized for option grants. A total of 0.9 million shares are available for new grants as of September 28, 2012. The maximum contractual term of the director awards is seven years. Options granted under the plan are generally exercisable over four years. Restricted stock awards granted under the plan are exercisable at the determination of the compensation committee and generally vest over three or more years.

2002 Employee Stock Purchase Plan. The Company maintains a domestic and an international employee stock purchase plan. Under these plans, eligible employees may purchase common stock through payroll deductions of up to 10% of their compensation. The price per share is the lower of 85% of the fair market value of the common stock at the beginning or end of each offering period (generally six months). The plans provide for purchases by employees of up to an aggregate of 10.6 million shares through December 31, 2012. Shares of common stock purchased under these plans in fiscal years 2012, 2011, and 2010 were 0.5 million, 0.5 million, and 0.6 million, respectively. At September 28, 2012, there are 2.5 million shares available for purchase. The Company recognized compensation expense of $3.5 million, $2.5 million and $1.9 million for the fiscal years ended September 28, 2012, September 30, 2011, and October 1, 2010, respectively. The unrecognized compensation expense on the employee stock purchase plan at September 28, 2012 was $1.3 million. The weighted average period over which the cost is expected to be recognized is approximately 0.33 years.

Stock Options

The following table represents a summary of the Company's stock options for the year ended September 28, 2012:

	Shares (in thousands)	Weighted average exercise price	Weighted average remaining contractual life (in years)	Aggregate intrinsic value (in thousands)
Balance outstanding at September 30, 2011	12,403	$13.45		
Granted	2,609	$18.91		
Options assumed(1)	1,122	$21.00		
Exercised	(3,574)	$10.90		
Canceled/forfeited	(676)	$23.44		
Balance outstanding at September 28, 2012	11,884	$15.57	4.6	$100,504
Exercisable at September 28, 2012	5,009	$11.63	3.8	$ 62,098

(1) Includes stock options assumed in the acquisition of AATI, see Note 3.

The weighted-average grant date fair value per share of employee stock options granted during the fiscal years ended September 28, 2012, September 30, 2011, and October 1, 2010 was $8.91, $9.63, and $5.76, respectively. The total grant date fair value of the options vested during the fiscal years ending September 28, 2012, September 30, 2011 and October 1, 2010 was $25.4 million, $22.1 million and $30.2 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Restricted and Performance Awards

The following table represents a summary of the Company's restricted stock awards, RSUs and performance award transactions:

	Shares (In thousands)	Weighted average grant date fair value
Non-vested awards outstanding at September 30, 2011	4,673	$17.67
Granted	3,560	$19.31
RSUs assumed(1)	372	$11.82
Vested	(2,502)	$15.11
Canceled/forfeited	(182)	$18.91
Non-vested awards outstanding at September 28, 2012	5,921	$19.79

(1) Includes RSUs assumed in the acquisition of AATI, see Note 3.

The weighted average grant date fair value per share for awards granted during the fiscal years ended September 28, 2012, September 30, 2011, and October 1, 2010 was $19.31, $23.61, and $12.91, respectively. The total grant date fair value of the awards vested during the fiscal years ending September 28, 2012, September 30, 2011 and October 1, 2010 was $53.8 million, $28.4 million and $3.1 million, respectively.

The following table summarizes the total intrinsic value for stock options exercised and awards vested (i.e., the difference between the market price at the exercise and the price paid by the employees to exercise the awards) (in thousands):

	Fiscal Years Ended		
	September 28 2012	September 30 2011	October 1 2010
Options	$54,460	$90,062	$40,837
Awards	$53,759	$53,569	$15,030

Valuation and Expense Information under ASC 718

The following table summarizes pre-tax share-based compensation expense by financial statement line (in thousands):

	Fiscal Years Ended		
	September 28, 2012	September 30, 2011	October 1, 2010
Cost of sales	$ 9,419	$ 7,557	$ 3,857
Research and development	27,982	18,100	7,419
Selling, general and administrative	34,771	32,681	29,465
Share-based compensation expense included in operating expenses	$72,172	$58,338	$40,741

The Company had capitalized share-based compensation expense of $2.0 million, $2.1 million and $0.8 million in inventory at September 28, 2012, September 30, 2011 and October 1, 2010, respectively.

The following table summarizes total compensation costs related to unvested awards not yet recognized and the weighted average period over which it is expected to be recognized at September 28, 2012:

	Unrecognized compensation cost for unvested awards (in thousands)	Weighted average remaining recognition period (in years)
Options	$36,767	2.1
Awards	$51,951	1.5

The fair value of each stock option is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions. The fair value of the restricted and performance awards is equal to the closing market price of the Company's common stock on the date of grant.

	Fiscal Years Ended		
	September 28, 2012	September 30, 2011	October 1, 2010
Expected volatility	59.21%	49.26%	56.19%
Risk free interest rate (7 year contractual life options)	0.52%	0.63%	1.12%
Dividend yield	0.00	0.00	0.00
Expected option life (7 year contractual life options)	4.09	4.10	4.23

The Company used an arithmetic average of historical volatility and implied volatility to calculate its expected volatility during the year ended September 28, 2012. Historical volatility was determined by calculating the mean reversion of the weekly-adjusted closing stock price over the expected life of the options. The implied volatility was calculated by analyzing the 52-week minimum and maximum prices of publicly traded call options on the Company's common stock. The Company concluded that an arithmetic average of these two calculations provided for the most reasonable estimate of expected volatility under the guidance of ASC 718.

The risk-free interest rate assumption is based upon observed Treasury bill interest rates appropriate for the expected life of the Company's employee stock options.

The expected life of employee stock options represents a calculation based upon the historical exercise, cancellation and forfeiture experience for the Company across its demographic population. The Company believes that this historical data is the best estimate of the expected life of a new option and that generally all groups of the Company's employees exhibit similar behavior.

12. EMPLOYEE BENEFIT PLAN, PENSIONS AND OTHER RETIREE BENEFITS

The Company maintains the following pension and retiree benefit plans:

- 401(k) plan covering substantially all employees based in the United States
- Pre-merger defined benefit pension plan covering certain former employees

401(k) Plan:

The Company maintains a 401(k) plan covering substantially all of its employees based in the United States under which all employees at least 21 years old are eligible to receive discretionary Company contributions. Discretionary Company contributions are determined by the Board of Directors and may be in the form of cash or the Company's stock. The Company has generally contributed a match of up to 4% of an employee's contributed

annual eligible compensation. For the fiscal years ended September 28, 2012, September 30, 2011, and October 1, 2010, the Company contributed shares of 0.3 million, 0.2 million, and 0.3 million, respectively, and recognized expense of $6.0 million, $5.5 million, and $4.8 million, respectively.

Pre-Merger Defined Benefit Pension:

The Pension Benefit plan identified below was inherited as part of the merger in 2002 that created Skyworks. Since the plan was inherited, no new participants have been added. The liability and related plan assets have been reported in the Company's Consolidated Balance Sheet as follows (in thousands):

	Fiscal Years Ended	
	September 28, 2012	September 30, 2011
Benefit obligation at end of fiscal year	$3,546	$2,955
Fair value of plan assets at end of fiscal year	3,077	2,536
Funded status	$ (469)	$ (419)

The Company incurred net periodic benefit costs of $0.1 million for pension benefits during the fiscal year ended September 28, 2012, and $0.1 million for pension benefits in fiscal year ending September 30, 2011.

13. COMMITMENTS

The Company has various operating leases primarily for computers, buildings and equipment. Rent expense amounted to $10.5 million, $7.6 million, and $7.6 million in fiscal years ended September 28, 2012, September 30, 2011, and October 1, 2010, respectively. Future minimum payments under these non-cancelable leases are as follows (in thousands):

	2013	2014	2015	2016	2017	Thereafter	Total
Future minimum payments	$8,491	7,700	6,919	4,222	2,769	4,084	$34,185

In addition, the Company has entered into licensing agreements for intellectual property rights and maintenance and support services. Pursuant to the terms of these agreements, the Company is committed to making aggregate payments of $6.6 million and $3.0 million in fiscal years 2013 and 2014, respectively.

14. CONTINGENCIES

Legal Matters

From time to time, various lawsuits, claims and proceedings have been, and may in the future be, instituted or asserted against the Company, including those pertaining to patent infringement, intellectual property, environmental, product liability and warranty, safety and health, employment and contractual matters.

Additionally, the semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights. From time to time, third parties have asserted and may in the future assert patent, copyright, trademark and other intellectual property rights to technologies that are important to the Company's business and have demanded and may in the future demand that the Company license their technology. The outcome of any such litigation cannot be predicted with certainty and some such lawsuits, claims or proceedings may be disposed of unfavorably to the Company. Generally speaking, intellectual property disputes often have a risk of injunctive relief,

which, if imposed against the Company, could materially and adversely affect the Company's financial condition, or results of operations. From time to time the Company may also be involved in legal proceedings in the ordinary course of business. Legal costs are expensed as incurred.

On June 6 and 7, 2011, two putative stockholder class action lawsuits (Case No. 111CV202403 (the "Bushansky action") and Case No. 111CV202501 (the "Venette action"), respectively) were filed in California Superior Court in Santa Clara County naming AATI, members of AATI's board of directors, the Company and PowerCo Acquisition Corp. ("Merger Sub") as defendants. The lawsuits related to conduct surrounding the Company's acquisition of AATI. On July 26, 2011, the Court issued an order consolidating the Bushansky action and Venette action into a single, consolidated action captioned In re Advanced Analogic Technologies Inc. Shareholder Litigation, Lead Case No. 111CV202403, and designating an amended complaint filed on July 14, 2011 in the Venette action as the operative complaint in the litigation.

On November 30, 2011, following confidential arbitration proceedings in the Delaware Court of Chancery, the Company announced that it and AATI had amended their previously announced merger agreement whereby the Company would acquire AATI at a reduced price through a tender offer. The Company and AATI completed the transaction on January 9, 2012. On March 2, 2012, the Court stayed all discovery in the matter and ordered that Plaintiffs file an amended complaint by April 20, 2012.

On April 20, 2012, Plaintiffs filed an amended complaint ("First Amended Complaint") against each of the original defendants with the exception of Merger Sub. The First Amended Complaint alleges, among other things, that (1) members of AATI's board of directors breached their fiduciary duties by (a) failing to take steps to maximize the value of AATI to its public shareholders by failing to adequately consider potential acquirers, (b) agreeing to the merger for inadequate consideration on unfair terms; (c) causing the filing of a materially misleading Schedule 14D-9 that failed to (i) disclose a basis for the price reduction, (ii) describe the arbitration proceedings, and (iii) include any financial valuation or fairness opinion concerning whether the revised merger consideration was fair; and (d) causing the issuance of amendments to the Schedule 14D-9 that failed to respond adequately to the SEC's disclosure directives; and (2) Skyworks and AATI allegedly aided and abetted these purported breaches of fiduciary duties. On June 22, 2012, the defendants filed demurrers to the First Amended Complaint. The Court will hold a hearing on those demurrers on December 7, 2012.

The Company monitors the status of these and other contingencies on an ongoing basis to ensure amounts are recognized and/or disclosed in our financial statements and footnotes as required by ASC 450, *Loss Contingencies*. At the time of this filing, the Company had not recorded any accrual for loss contingencies associated with its legal proceedings as losses resulting from such matters were determined not to be probable. In addition, the Company does not believe there are any legal proceedings that are reasonably possible to result in a material loss. We are engaged in various other legal actions, not described above, in the normal course of business and, while there can be no assurances, the Company believes the outcome of all pending litigation involving the Company will not have, individually or in the aggregate, a material adverse effect on our business.

15. GUARANTEES AND INDEMNITIES

The Company has made no contractual guarantees for the benefit of third parties. However, the Company generally indemnifies its customers from third-party intellectual property infringement litigation claims related to its products, and, on occasion, also provides other indemnities related to product sales. In connection with certain facility leases, the Company has indemnified its lessors for certain claims arising from the facility or the lease.

The Company indemnifies its directors and officers to the maximum extent permitted under the laws of the state of Delaware. The duration of the indemnities varies, and in many cases is indefinite. The indemnities to

customers in connection with product sales generally are subject to limits based upon the amount of the related product sales and in many cases are subject to geographic and other restrictions. In certain instances, the Company's indemnities do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. The Company has not recorded any liability for these indemnities in the accompanying consolidated balance sheets and does not expect that such obligations will have a material adverse impact on its financial condition or results of operations.

16. RESTRUCTURING AND OTHER CHARGES

Restructuring and other charges consists of the following (in thousands):

	Fiscal Years Ended		
	September 28, 2012	September 30, 2011	October 1, 2010
Asset impairments	$ —	$ —	$(1,040)
Restructuring and other charges	7,752	2,363	—
Restructuring and other charges (credits)	$7,752	$2,363	$(1,040)

RESTRUCTURING CHARGES AND OTHER

During the fiscal year ended September 28, 2012, the Company implemented a restructuring plan to reduce redundancies associated with the acquisition of AATI. The Company recorded approximately $5.8 million related to employee severance and $0.5 million related to lease termination costs associated with the AATI restructuring actions during the fiscal year. The Company expects to incur approximately $6.4 million in costs related to the AATI restructuring activities. The Company began formulating the restructuring plans prior to the acquisition of AATI and none of these costs were included in the purchase accounting for AATI. As of September 28, 2012, cash payments are significantly completed and the Company does not anticipate any further contingencies related to the AATI restructuring.

During the fiscal year ended September 30, 2011, the Company implemented a restructuring plan to reduce the repetitive functions associated with its acquisition of SiGe and recorded a restructuring charge for severance costs of $2.4 million. During the fiscal year ended September 28, 2012, The Company recorded an additional charge of $0.7 million related to this plan. The Company has made cash payments of $1.2 million related to this restructuring plan during the fiscal year ended September 28, 2012. This restructuring plan is substantially complete. The Company began formulating the restructuring plan prior to the acquisition of SiGe.

In fiscal year ended October 1, 2010, the Company recorded a gain of $1.0 million on the sale of a capital asset previously impaired through a restructuring during fiscal year 2009.

Activity and liability balances related to the Company's restructuring actions are as follows (in thousands):

	Facility closings	License and software write-offs and other	Workforce reductions	Total
Restructuring balance, October 2, 2009	$1,210	$1,586	$ 483	$ 3,279
Other	450	248	(247)	451
Cash payments	(648)	(657)	(236)	(1,541)
Restructuring balance, October 1, 2010	1,012	1,177	—	2,189
Charged to costs and expenses	—	—	2,363	2,363
Cash payments	(193)	(470)	(2,189)	(2,852)
Other	—	—	328	328
Restructuring balance, September 30, 2011	819	707	502	2,028
Charged to costs and expenses	553	—	7,199	7,752
Cash payments	(228)	(572)	(7,254)	(8,054)
Other	—	—	2	2
Restructuring balance, September 28, 2012	$1,144	$ 135	$ 449	$ 1,728

17. EARNINGS PER SHARE

	Fiscal Years Ended		
	September 28, 2012	September 30, 2011	October 1, 2010
	(In thousands, except per share amounts)		
Net income	$202,078	$226,585	$137,294
Weighted average shares outstanding — basic	185,839	182,879	175,020
Effect of dilutive equity based awards	5,672	6,019	5,928
Dilutive effect of convertible debt	335	1,769	1,790
Weighted average shares outstanding — diluted	191,846	190,667	182,738
Net income per share — basic	$ 1.09	$ 1.24	$ 0.78
Net income per share — diluted	$ 1.05	$ 1.19	$ 0.75

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share includes the dilutive effect of equity based awards and convertible debt using the treasury stock method.

Equity based awards exercisable for approximately 4.0 million, 2.0 million, and 4.6 million shares were outstanding but not included in the computation of earnings per share for the fiscal year ended September 28, 2012, September 30, 2011 and October 1, 2010, respectively, as their effect would have been anti-dilutive.

18. SEGMENT INFORMATION AND CONCENTRATIONS

In accordance with ASC 280-*Segment Reporting* ("ASC 280"), the Company has one reportable operating segment which designs, develops, manufactures and markets proprietary semiconductor products, including intellectual property. ASC 280 establishes standards for the way public business enterprises report information

about operating segments in annual financial statements and in interim reports to shareholders. The method for determining what information to report is based on management's use of financial information for the purposes of assessing performance and making operating decisions. In evaluating financial performance and making operating decisions, management primarily uses consolidated net revenue, gross profit, operating profit and earnings per share. The Company's business units share similar economic characteristics, long term business models, research and development expenses and selling, general and administrative expenses. In light of the recent acquisition of AATI, the Company reassessed its operations and concluded that there have been no changes and the Company continues to consider itself to have one reportable operating segment at September 28, 2012. The Company will re-assess its conclusions at least annually.

GEOGRAPHIC INFORMATION

Net revenues by geographic area are presented based upon the country of destination and are as follows (in thousands):

	Fiscal Years Ended		
	September 28, 2012	September 30, 2011	October 1, 2010
United States	$ 70,259	$ 76,764	$ 115,610
Other Americas	18,373	38,863	36,724
Total Americas	88,632	115,627	152,334
China	820,134	914,678	628,858
South Korea	103,213	148,370	144,758
Taiwan	311,728	93,753	51,353
Other Asia-Pacific	207,337	91,521	30,922
Total Asia-Pacific	1,442,412	1,248,322	855,891
Europe, Middle East and Africa	37,537	54,973	63,624
	$1,568,581	$1,418,922	$1,071,849

The Company's revenues by geography do not necessarily correlate to end market demand by region. For example, if the Company sells a power amplifier module to a customer in South Korea, the sale is recorded within the South Korea account although that customer, in turn, may integrate that module into a product sold to an end customer in a different geography.

Net property, plant and equipment balances, based on the physical locations within the indicated geographic areas are as follows (in thousands):

	As of	
	September 28, 2012	September 30, 2011
United States	$124,777	$114,492
Mexico	145,935	131,862
Rest of world	8,671	5,011
	$279,383	$251,365

CONCENTRATIONS

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of trade accounts receivable. Trade accounts receivables are primarily derived from sales to manufacturers of communications and consumer products and electronic component distributors. Ongoing credit evaluations of customers' financial condition are performed and collateral, such as letters of credit and bank guarantees, are required whenever deemed necessary.

In fiscal year 2012 the Company had two customers, Foxconn Technology Group ("Foxconn") and Samsung Electronics, each of which accounted for greater than 10% of our net revenue. In both fiscal year 2011 and 2010, the Company had three customers, each with greater than ten percent of net revenue: Foxconn, Nokia and Samsung Electronics.

The Company's greater than ten percent customers comprised the following percentages of net revenue:

	Fiscal Years Ended		
	September 28, 2012	September 30, 2011	October 1, 2010
Company A	29%	27%	13%
Company B	17%	11%	13%
Company C	*	13%	12%

* Customer did not represent greater than ten percent of net revenue

At September 28, 2012, the Company's three largest accounts receivable balances comprised 60% of aggregate gross accounts receivable. This concentration was 53% and 60% at September 30, 2011 and October 1, 2010, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19. QUARTERLY FINANCIAL DATA (UNAUDITED)

	First quarter	Second quarter	Third quarter	Fourth quarter	Fiscal year
		(In thousands, except per share data)			
Fiscal 2012					
Net revenue	$393,740	$364,690	$389,038	$421,113	$1,568,581
Gross profit	171,850	152,272	165,302	177,673	667,097
Net income	57,126	34,033	49,317	61,602	202,078
Per share data(1)					
Net income, basic	$ 0.31	$ 0.18	$ 0.26	$ 0.33	$ 1.09
Net income, diluted	$ 0.30	$ 0.18	$ 0.26	$ 0.32	$ 1.05
Fiscal 2011					
Net revenue	$335,120	$325,411	$356,075	$402,316	$1,418,922
Gross profit	148,538	140,981	156,225	174,560	620,304
Net income	60,868	49,960	51,548	64,209	226,585
Per share data(1)					
Net income, basic	$ 0.34	$ 0.27	$ 0.28	$ 0.35	$ 1.24
Net income, diluted	$ 0.32	$ 0.26	$ 0.27	$ 0.34	$ 1.19

(1) Earnings per share calculations for each of the quarters are based on the weighted average number of shares outstanding and included common stock equivalents in each period. Therefore, the sums of the quarters do not necessarily equal the full year earnings per share.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Skyworks Solutions, Inc.:

We have audited the accompanying consolidated balance sheets of Skyworks Solutions, Inc. and subsidiaries as of September 28, 2012 and September 30, 2011, and the related consolidated statements of operations, cash flows, and stockholders' equity and comprehensive income for each of the years in the three-year period ended September 28, 2012. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule listed in Item 15 of the 2012 Form 10-K. We also have audited Skyworks Solutions, Inc.'s internal control over financial reporting as of September 28, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Skyworks Solutions, Inc.'s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule, and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Skyworks Solutions, Inc. and subsidiaries as of September 28, 2012 and September 30, 2011, and the results of its operations and its cash flows for each of the years in the three-year period ended September 28, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the

related financial statement schedule, when considered in relation to the basic consolidated financial statement taken as a whole, presents fairly, in all material respects, the information set forth therein. Also in our opinion, Skyworks Solutions, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of September 28, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Skyworks Solutions, Inc. acquired Advanced Analogic Technologies Inc. during 2012, and management excluded from its assessment of the effectiveness of Skyworks Solutions, Inc. internal control over financial reporting as of September 28, 2012, Advanced Analogic Technologies Inc.'s internal control over financial reporting associated with total assets of 13.7% (of which 8.1% represented goodwill and intangible assets included within the scope of the assessment) included in the consolidated financial statements of Skyworks Solutions, Inc. as of September 28, 2012. Our audit of internal control over financial reporting of Skyworks Solutions, Inc. also excluded an evaluation of the internal control over financial reporting of Advanced Analogic Technologies Inc.

/s/ KPMG LLP

Boston, Massachusetts
November 21, 2012

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the NASDAQ Global Select Market under the symbol "SWKS". The following table sets forth the range of high and low closing prices for our common stock for the periods indicated, as reported by the NASDAQ Global Select Market. The number of stockholders of record of Skyworks' common stock as of November 13, 2012, was 27,043.

	Fiscal Years Ended			
	September 28, 2012		September 30, 2011	
	High	Low	High	Low
First quarter	$22.40	$14.04	$29.18	$20.08
Second quarter	28.66	16.78	36.98	29.19
Third quarter	28.40	23.31	31.46	21.70
Fourth quarter	31.18	23.18	27.00	17.96

We have never paid cash dividends on our common stock and we do not anticipate paying cash dividends in the foreseeable future.

The following table provides information regarding repurchases of common stock made during the fiscal quarter ended September 28, 2012:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Number (or Approximately Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(1)
6/30/12-7/27/12	5,761(2)	$26.56	—	$117.6 million
7/28/12-8/24/12	6,999(2)	$28.35	—	—
8/25/12-9/28/12	45,642(2)	$30.52	—	—

(1) On August 3, 2010, the Board of Directors approved a share repurchase program, pursuant to which we were authorized to repurchase up to $200.0 million of our common stock from time to time on the open market or in privately negotiated transactions as permitted by securities laws and other legal requirements. We repurchased a total of 3,518,045 shares at an average price of $23.42 for a total of $82.4 million during the program which expired on August 3, 2012.

(2) Shares of common stock reported in the table above were repurchased by us at the fair market value of the common stock as of the period stated above, in connection with the satisfaction of tax withholding obligations under restricted stock agreements.

On November 8, 2012, the Board of Directors approved a new share repurchase program, pursuant to which we are authorized to repurchase up to $200.0 million of our common stock from time to time on the open market or in privately negotiated transactions as permitted by securities laws and other legal requirements. The repurchase program is set to expire on November 8, 2014; however, it may be suspended, discontinued or extended at any time prior to November 8, 2014 upon approval of the Board of Directors. This repurchase program will be funded with our working capital.

COMPARATIVE STOCK PERFORMANCE GRAPH

The following graph shows the change in Skyworks' cumulative total stockholder return for the last five fiscal years, based upon the market price of Skyworks' common stock, compared with: (i) the cumulative total return on the Standard % Poor's 500 Index and (ii) the Standard & Poor's 500 Semiconductor Index. The graph assumes a total initial investment of $100 on September 28, 2007, and shows a "Total Return" that assumes reinvestment of dividends, if any, and is based on market capitalization at the beginning of each period.

Comparison of Cumulative Five Year Total Return


300
200
100
0
DOLLARS
Skyworks Solutions, Inc.
S&P 500 Index
S&P 500 Semiconductors
Sep07
Oct08
Oct09
Oct10
Sep11
Sep12
Years Ending

Total Return to Shareholders
(Includes reinvestment of dividends)

ANNUAL RETURN PERCENTAGE

Company / Index	Years Ending 10/3/08	10/2/09	10/1/10	9/30/11	9/28/12
Skyworks Solutions, Inc.	(17.37)	59.30	73.53	(13.03)	31.18
S&P 500 Index	(26.47)	(4.20)	14.09	0.70	30.20
S&P 500 Semiconductors	(37.99)	15.32	11.76	4.51	9.03

INDEXED RETURNS

Company / Index	Base Period 9/28/07	Years Ending 10/3/08	10/2/09	10/1/10	9/30/11	9/28/12
Skyworks Solutions, Inc.	**100**	82.63	131.64	228.43	198.67	260.62
S&P 500 Index	**100**	73.53	70.44	80.37	80.93	105.38
S&P 500 Semiconductors	**100**	62.01	71.51	79.92	83.53	91.07

SKYWORKS SOLUTIONS, INC.
UNAUDITED RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

	Year Ended		
	Sept. 28, 2012	Sept. 30, 2011	Oct. 1, 2010
	(In millions, except per share amounts)		
GAAP operating income	$ 256	$ 295	$ 200
Share-based compensation expense [a]	72	58	41
Acquisition-related expense [b]	10	9	—
Amortization of intangible assets	33	17	6
Restructuring & other charges (credits) [c]	8	3	(1)
Litigation settlement gains and losses [d]	5	3	—
Non-GAAP operating income	$ 384	$ 385	$ 246
Non-GAAP operating margin %	24.5%	27.1%	23.0%

	Sept. 28, 2012	Sept. 30, 2011	Oct. 1, 2010
GAAP net income per share, diluted	$1.05	$1.19	$0.75
Share-based compensation expense [a]	0.38	0.31	0.22
Acquisition-related expense [b]	0.05	0.05	—
Amortization of intangible assets	0.17	0.09	0.04
Restructuring & other charges (credits) [c]	0.04	0.01	—
Litigation settlement gains and losses [d]	0.03	0.01	—
Amortization of discount on convertible debt [e]	—	—	0.01
Tax adjustments [f]	0.18	0.23	0.24
Non-GAAP net income per share, diluted	$1.90	$1.89	$1.26

[a] These charges represent expense recognized in accordance with ASC 718 — *Compensation — Stock Compensation.* Approximately $9.4 million, $28.0 million and $34.8 million were included in cost of goods sold, research and development expense and selling, general and administrative expense, respectively, for the fiscal year ended September 28, 2012. Approximately $7.6 million, $18.1 million and $32.6 million were included in cost of goods sold, research and development expense and selling, general and administrative expense, respectively, for the fiscal year ended September 30, 2011. Approximately $3.9 million, $7.4 million and $29.4 million were included in cost of goods sold, research and development expense and selling, general and administrative expense, respectively, for the fiscal year ended October 1, 2010.

[b] The acquisition-related expense recognized during the fiscal year ended September 28, 2012 includes a $4.2 million charge to cost of sales related to the sale of acquired inventory and $10.9 million in transaction costs included in general and administrative expenses associated with acquisitions, and an arbitration, completed or contemplated during fiscal year ended September 28, 2012. Also included in general and administrative expenses for the fiscal year ended September 28, 2012 is a $5.4 million credit due to a reduction in the estimated fair value of contingent consideration liabilities associated with acquisitions.

The acquisition-related expense recognized during the fiscal year ended September 30, 2011 includes a $4.6 million charge to cost of sales related to the sale of acquired inventory. Also included in acquisition-related expense is $4.4 million in transaction costs associated with acquisitions completed or contemplated during the fiscal year ended September 30, 2011.

[c] During the fiscal year ended September 28, 2012, the Company implemented a restructuring plan to reduce the headcount associated with its acquisition of Advanced Analogic Technologies, Inc. For the fiscal year ended September 28, 2012, the Company recorded $7.8 million primarily related to this restructuring plan.

During the fiscal year ended September 30, 2011, the Company implemented a restructuring plan to reduce the headcount associated with its acquisition of SiGe Semiconductor, Inc. Approximately $2.4 million in restructuring related charges were recorded during the fiscal year ended September 30, 2011.

During the fiscal year ended October 1, 2010, the Company recorded a $1.0 million credit to restructuring and other charges related to the sale of an impaired long-lived asset.

[d] During the fiscal year ended September 28, 2012, the Company recognized a $5.8 million charge related to the resolution of contractual disputes.

During the fiscal year ended September 30, 2011, the Company recognized a $2.3 million charge related to the resolution of a contractual dispute.

[e] These charges represent the amortization expense recognized in accordance with ASC 470-20. Approximately $0.4 million of amortization expense was recognized during the fiscal year ended September 28, 2012.

Approximately $1.3 million of amortization expense was recognized during the fiscal year ended September 30, 2011.

Approximately $2.5 million of amortization expense was recognized during the fiscal year ended October 1, 2010.

[f] During the fiscal year ended September 28, 2012, these amounts primarily represent the utilization of net operating loss and research and development tax credit carryforwards, deferred tax expense not affecting taxes payable and non-cash expense related to uncertain tax positions.

During the fiscal year ended September 30, 2011, these amounts primarily represent deferred tax expense not affecting taxes payable and non-cash expense related to uncertain tax positions.

During the fiscal year ended October 1, 2010, this amount primarily relates to the utilization of net operating loss and research and development credit carryforwards.

SKYWORKS SOLUTIONS, INC.
DISCUSSION REGARDING THE USE OF NON-GAAP FINANCIAL MEASURES

This annual report contains some or all of the following financial measures which have not been calculated in accordance with United States Generally Accepted Accounting Principles ("GAAP"): (i) non-GAAP gross profit and gross margin, (ii) non-GAAP operating income and operating margin, (iii) non-GAAP net income, and (iv) non-GAAP net income per share (diluted). As set forth in the "Unaudited Reconciliation of Non-GAAP Financial Measures" table found above, we derive such non-GAAP financial measures by excluding certain expenses and other items from the respective GAAP financial measure that is most directly comparable to each non-GAAP financial measure. Management uses these non-GAAP financial measures to evaluate our operating performance and compare it against past periods, make operating decisions, forecast for future periods, compare operating performance against peer companies and determine payments under certain compensation programs. These non-GAAP financial measures provide management with additional means to understand and evaluate the operating results and trends in our ongoing business by eliminating certain non-recurring expenses (which may not occur in each period presented) and other items that management believes might otherwise make comparisons of our ongoing business with prior periods and competitors more difficult, obscure trends in ongoing operations or reduce management's ability to make useful forecasts.

We provide investors with non-GAAP gross profit and gross margin, non-GAAP operating income and operating margin and non-GAAP net income because we believe it is important for investors to be able to closely monitor and

understand changes in our ability to generate income from ongoing business operations. We believe these non-GAAP financial measures give investors an additional method to evaluate historical operating performance and identify trends, additional means of evaluating period-over-period operating performance and a method to facilitate certain comparisons of operating results to peer companies. We also believe that providing non-GAAP operating income and operating margin allows investors to assess the extent to which ongoing operations impact our overall financial performance. We further believe that providing non-GAAP net income and non-GAAP net income per share (diluted) allows investors to assess the overall financial performance of ongoing operations by eliminating the impact of certain financing decisions related to our convertible debt and certain tax items which may not occur in each period presented and which may represent non-cash items or gains or losses unrelated to our ongoing operations. We believe that disclosing these non-GAAP financial measures contributes to enhanced financial reporting transparency and provides investors with added clarity about complex financial performance measures.

We calculate non-GAAP gross profit by excluding from GAAP gross profit, stock compensation expense, restructuring-related charges and acquisition-related expenses. We calculate non-GAAP operating income by excluding from GAAP operating income, stock compensation expense, restructuring-related charges, acquisition-related expenses, litigation settlement gains and losses and certain deferred executive compensation. We calculate non-GAAP net income and net income per share (diluted) by excluding from GAAP net income and net income per share (diluted), stock compensation expense, restructuring-related charges, acquisition-related expenses, litigation settlement gains and losses, amortization of discount on convertible debt, and certain deferred executive compensation, as well as certain items related to the retirement of convertible debt, and certain tax items, which may not occur in all periods for which financial information is presented. We exclude the items identified above from the respective non-GAAP financial measure referenced above for the reasons set forth with respect to each such excluded item below:

Stock Compensation — because (1) the total amount of expense is partially outside of our control because it is based on factors such as stock price volatility and interest rates, which may be unrelated to our performance during the period in which the expense is incurred, (2) it is an expense based upon a valuation methodology premised on assumptions that vary over time, and (3) the amount of the expense can vary significantly between companies due to factors that can be outside of the control of such companies.

Acquisition-Related Expenses — including such items as, when applicable, amortization of acquired intangible assets, fair value adjustments to contingent consideration, fair value charges incurred upon the sale of acquired inventory, acquisition-related professional fees and deemed compensation expenses, because they are not considered by management in making operating decisions and we believe that such expenses do not have a direct correlation to future business operations and thereby including such charges does not accurately reflect the performance of our ongoing operations for the period in which such charges are incurred.

Litigation Settlement Gains and Losses — including gains and losses related to the resolution of other than ordinary course threatened and actually filed lawsuits and other than ordinary course contractual disputes, because (1) they are not considered by management in making operating decisions, (2) such gains and losses tend to be infrequent in nature, (3) such gains and losses are generally not directly controlled by management, (4) we believe such gains and losses do not necessarily reflect the performance of our ongoing operations for the period in which such charges are recognized and (5) the amount of such gains or losses can vary significantly between companies and make comparisons difficult.

Restructuring-Related Charges — because, to the extent such charges impact a period presented, we believe that they have no direct correlation to future business operations and including such charges does not necessarily reflect the performance of our ongoing operations for the period in which such charges are incurred.

Deferred Executive Compensation — including charges related to any contingent obligation pursuant to an executive severance agreement because we believe the period over which the obligation is amortized may not reflect the period of benefit and that such expense has no direct correlation with our recurring business operations and including such expenses does not accurately reflect the compensation expense for the period in which incurred.

Amortization of Discount on Convertible Debt — comprised of the amortization of the debt discount recorded at inception of the convertible debt borrowing related to the adoption of ASC 470-20, because the expense is dependent on fair value assessments and is not considered by management when making operating decisions.

Gains and Losses on Retirement of Convertible Debt — because, to the extent that gains or losses from such repurchases impact a period presented, we do not believe that they reflect the underlying performance of ongoing business operations for such period.

Certain Income Tax Items — including certain deferred tax charges and benefits which do not result in a current tax payment or tax refund and other adjustments which are not indicative of ongoing business operations.

The non-GAAP financial measures presented in the table above should not be considered in isolation and are not an alternative for, the respective GAAP financial measure that is most directly comparable to each such non-GAAP financial measure. Investors are cautioned against placing undue reliance on these non-GAAP financial measures and are urged to review and consider carefully the adjustments made by management to the most directly comparable GAAP financial measures to arrive at these non-GAAP financial measures. Non-GAAP financial measures may have limited value as analytical tools because they may exclude certain expenses that some investors consider important in evaluating operating performance or ongoing business. Further, non-GAAP financial measures are likely to have limited value for purposes of drawing comparisons between companies because different companies may calculate similarly titled non-GAAP financial measures in different ways because non-GAAP measures are not based on any comprehensive set of accounting rules or principles.

Corporate Information

EXECUTIVE MANAGEMENT

David J. Aldrich
President, Chief Executive Officer and Director

Bradley C. Byk
Senior Vice President, Worldwide Sales

Bruce J. Freyman
Senior Vice President, Worldwide Operations

Liam K. Griffin
Executive Vice President and Corporate General Manager

Kenneth J. Huening
Vice President, Quality

George M. LeVan
Vice President, Human Resources

Donald W. Palette
Vice President and Chief Financial Officer

Thomas S. Schiller
Vice President, Corporate Development

Mark V.B. Tremallo
Vice President, General Counsel and Secretary

BOARD OF DIRECTORS

David J. McLachlan
Chairman, Retired Chief Financial Officer and Senior Advisor to Chairman and Chief Executive Officer, Genzyme Corporation

David J. Aldrich
President and Chief Executive Officer, Skyworks Solutions, Inc.

Kevin L. Beebe
President and Chief Executive Officer, 2BPartners, LLC Strategic, Financial and Operational Advice to Private Equity Investors and Management

Moiz M. Beguwala
Retired Senior Vice President and General Manager, Wireless Communications, Conexant Systems, Inc.

Timothy R. Furey
Chief Executive Officer, MarketBridge

Balakrishnan S. Iyer
Retired Senior Vice President and Chief Financial Officer, Conexant Systems, Inc.

Thomas C. Leonard
Retired Chairman and Chief Executive Officer, Alpha Industries, Inc.

David P. McGlade
Chief Executive Officer and Deputy Chairman, Intelsat Global S.A.

Robert A. Schriesheim
Executive Vice President and Chief Financial Officer, Sears Holdings

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, NY 11219
(877) 366-6437 (United States and Canada)
(212) 936-5100 (outside United States)
www.amstock.com

Our transfer agent can help you with a variety of stockholder related services including change of address, lost stock certificates, stock transfers, account status and other administrative matters.

INVESTOR RELATIONS

You can contact Skyworks' Investor Relations team directly to order an Investor's Kit or to ask investment-oriented questions about Skyworks at:

Investor Relations
Skyworks Solutions, Inc.
5221 California Avenue
Irvine, CA 92617
(949) 231-4700

You can also view this annual report along with other financial related information and other public filings with the U.S. Securities and Exchange Commission at:
www.skyworksinc.com

ANNUAL MEETING

The annual meeting of stockholders will be held on May 7, 2013 in Burlington, Massachusetts.

COMMON STOCK

Skyworks common stock is traded on the NASDAQ Global Select Market© under the symbol SWKS.

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

KPMG LLP
Boston, Massachusetts

CORPORATE HEADQUARTERS

Skyworks Solutions, Inc.
20 Sylvan Road
Woburn, MA 01801
(781) 376-3000
www.skyworksinc.com

Skyworks Solutions, Inc.

20 Sylvan Rd.
Woburn, MA 01801
781.376.3000

www.skyworksinc.com